CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #03-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278



CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

Our Ref: GCSS-EL



06016925

12 September 2006

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy of the announcement dated 4 September 2006 (*Announcement by subsidiary company, Millennium & Copthorne Hotels plc on Directorate*).

Yours faithfully

ENID LING
Manager
(Corporate Secretarial Services)

Encs

cc M/s Coudert Brothers, Hong Kong (without enclosures) *(By Fax Only)*
Ms Catherine Loh

EL/kw

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746
www.cdl.com.sg

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Shufen Loh @ Catherine Shufen Loh
Designation *	Company Secretary
Date & Time of Broadcast	04-Sep-2006 12:34:04
Announcement No.	00017

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by subsidiary company, Millennium & Copthorne Hotels plc on Directorate
Description	Please find attached the announcement relating to the above matter released by Millennium & Copthorne Hotels plc on 1 September 2006.

Attachments:



TPAnnouncement1September2006.pdf
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MILLENNIUM & COPTHORNE HOTELS PLC

DIRECTORATE

1 September 2006

On 26 July 2006 the Board of Millennium & Copthorne Hotels plc announced that Tony Potter, Group Chief Executive, had given notice of his decision to leave the Group. The Board confirms today that his resignation will take effect from 27 October 2006.

Adrian Bushnell
Company Secretary
Millennium & Copthorne Hotels plc +44 (0) 207 872 2444

Ben Foster/Charlie Watenphul +44 (0) 207 831 3113
Financial Dynamics

Tencent 腾讯

smart communication inspires

智慧溝通 靈感無限


Q Zone
腾讯网
QQ.com

Interim Report 2006
中期報告

Tencent Holdings Limited

Incorporated in the Cayman Islands with limited liability

騰訊控股有限公司

於開曼群島註冊成立的有限公司

(Stock Code 股份代號：700)

Interim Report

The Board of Directors (the "Board") of Tencent Holdings Limited (the "Company") is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (collectively, the "Group") for the three and six months ended 30 June 2006. These interim results have been reviewed by PricewaterhouseCoopers, the auditors of the Company (the "Auditors"), in accordance with International Standard on Review Engagements 2400 "Engagements to Review Financial Statements" issued by the International Auditing and Assurance Standards Board, and by the Audit Committee of the Company, comprising a majority of the independent non-executive directors of the Company.

Condensed Consolidated Balance Sheet

As at 30 June 2006 and 31 December 2005

	Note	**Unaudited 30 June 2006 RMB'000**	Audited 31 December 2005 RMB'000
ASSETS			
Non-current assets			
Fixed assets	6	**494,885**	365,047
Leasehold land payments	6	**9,908**	—
Intangible assets	6	**216,444**	21,432
Held-to-maturity investments	7	**239,868**	244,581
Deferred tax assets	15	**91,983**	96,362
Available-for-sale investments	8	**36,073**	36,073
		1,089,161	763,495
Current assets			
Inventories		**2,571**	2,647
Accounts receivable	9	**381,406**	222,754
Prepayments, deposits and other receivables		**62,350**	32,570
Financial assets held for trading	10	**286,343**	383,887
Term deposits with initial term of over three months		**711,543**	445,725
Cash and cash equivalents		**1,458,733**	1,576,044
		2,902,946	2,663,627
Total Assets		**3,992,107**	3,427,122

Condensed Consolidated Balance Sheet (Continued)

As at 30 June 2006 and 31 December 2005

	Note	Unaudited 30 June 2006 RMB'000	Audited 31 December 2005 RMB'000
EQUITY			
Shareholders' equity			
Share capital	11	191	192
Share premium	11	1,439,916	1,666,044
Share-based compensation reserve	11, 12	73,913	40,109
Other reserves		80,925	66,609
Retained earnings		1,513,330	1,155,459
		3,108,275	2,928,413
LIABILITIES			
Non-current liabilities			
Deferred tax liabilities	15	17,532	810
Long term payable	16	106,056	—
		123,588	810
Current liabilities			
Accounts payable		50,857	25,555
Other payables and accruals	13	353,956	196,187
Current income tax liabilities		47,555	28,766
Other tax liabilities		20,199	13,256
Deferred revenue	14	287,677	234,135
		760,244	497,899
Total Liabilities		883,832	498,709
Total Equity and Liabilities		3,992,107	3,427,122
Net current assets		2,142,702	2,165,728
Total assets less current liabilities		3,231,863	2,929,223

On behalf of the board of directors of the Company

Ma Huateng
Director

Zhang Zhidong
Director

The accompanying notes on pages 6 to 34 form an integral part of these Interim Financial Statements.

Condensed Consolidated Income Statement

For the three and six months ended 30 June 2006

	Note	Unaudited Three months ended 30 June 2006 RMB'000	Unaudited Three months ended 30 June 2005 RMB'000	Unaudited Six months ended 30 June 2006 RMB'000	Unaudited Six months ended 30 June 2005 RMB'000
Revenues					
Internet value-added services		**462,260**	169,883	**898,798**	318,947
Mobile and telecommunications value-added services		**178,355**	136,498	**341,781**	270,769
Online advertising		**62,972**	25,170	**104,742**	40,463
Others		**1,394**	2,114	**4,965**	3,957
		704,981	333,665	**1,350,286**	634,136
Cost of revenues		**(199,035)**	(108,963)	**(374,728)**	(210,891)
Gross profit		**505,946**	224,702	**975,558**	423,245
Other gains, net	17	**21,357**	15,148	**42,893**	27,053
Selling and marketing expenses		**(74,838)**	(45,501)	**(154,586)**	(84,014)
General and administrative expenses		**(142,440)**	(75,596)	**(272,247)**	(144,122)
Operating profit		**310,025**	118,753	**591,618**	222,162
Finance costs, net	19	**(6,537)**	(51)	**(16,632)**	(166)
Profit before income tax		**303,488**	118,702	**574,986**	221,996
Income tax (expenses)/benefit	20	**(35,599)**	68,271	**(57,397)**	61,931
Profit for the period		**267,889**	186,973	**517,589**	283,927
Earnings per share for profit attributable to the equity holders of the Company during the period (expressed in RMB per share)					
– basic	21	**0.151**	0.106	**0.290**	0.161
– diluted	21	**0.147**	0.103	**0.282**	0.156

The accompanying notes on pages 6 to 34 form an integral part of these Interim Financial Statements.

Condensed Consolidated Statement of Changes in Shareholders' Equity

For the six months ended 30 June 2006

	Unaudited						
	Share capital RMB'000	Share premium RMB'000	Share-based compensation reserve RMB'000	Capital reserve RMB'000	Statutory reserves RMB'000	Retained earnings RMB'000	Total RMB'000
Balance at 1 January 2006	192	1,666,044	40,109	20,000	46,609	1,155,459	2,928,413
Profit for the period	–	–	–	–	–	517,589	517,589
Employees share option scheme:							
- value of employee services	–	–	33,804	–	–	–	33,804
- proceeds from shares issued	1	14,948	–	–	–	–	14,949
Repurchase and cancellation of shares	(2)	(241,076)	–	–	–	–	(241,078)
Profit appropriations to statutory reserves	–	–	–	–	14,316	(14,316)	–
Dividend relating to 2005 (Note 22)	–	–	–	–	–	(145,402)	(145,402)
Balance at 30 June 2006	191	1,439,916	73,913	20,000	60,925	1,513,330	3,108,275

	Unaudited						
	Share capital RMB'000	Share premium RMB'000	Share-based compensation reserve RMB'000	Capital reserve RMB'000	Statutory reserves RMB'000	Retained earnings RMB'000	Total RMB'000
Balance at 1 January 2005, as restated	192	1,777,721	5,583	20,000	32,442	816,300	2,652,238
Profit for the period	–	–	–	–	–	283,927	283,927
Employees share option scheme:							
- value of employee services	–	–	9,843	–	–	–	9,843
- proceeds from shares issued	1	4,183	–	–	–	–	4,184
Profit appropriations to statutory reserves	–	–	–	–	14,167	(14,167)	–
Dividend relating to 2004	–	–	–	–	–	(132,036)	(132,036)
Balance at 30 June 2005	193	1,781,904	15,426	20,000	46,609	954,024	2,818,156

The accompanying notes on pages 6 to 34 form an integral part of these Interim Financial Statements.

Condensed Consolidated Cash Flow Statement

For the six months ended 30 June 2006

	Unaudited	
	Six months ended 30 June	
	2006	2005
	RMB'000	RMB'000
Net cash flows from operating activities	**683,999**	222,685
Net cash flows (used in) / from investing activities	**(421,277)**	169,963
Net cash flows used in financing activities	**(371,531)**	(127,997)
(Decrease) / increase in cash and cash equivalents	**(108,809)**	264,651
Cash and cash equivalents at beginning of period	**1,576,044**	859,841
Exchange losses on cash and cash equivalents	**(8,502)**	—
Cash and cash equivalents at end of period	**1,458,733**	1,124,492
Analysis of balances of cash and cash equivalents:		
Bank balances and cash	**948,185**	661,492
Short-term highly liquid investments with original maturity of three months or less	**510,548**	463,000
	1,458,733	1,124,492

Notes to the Interim Financial Statements

1 General information

The Company was incorporated in the Cayman Islands. The shares of the Company have been listed on the Main Board of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") since 16 June 2004.

The address of its registered office is 3002, 30/F., Far East Finance Centre, 16 Harcourt Road Central, Hong Kong.

The Company is an investment holding company. The Group is principally engaged in the provision of Internet and mobile value-added services and online advertising services to users in the People's Republic of China (the "PRC").

2 Basis of preparation and presentation

The condensed consolidated balance sheet as at 30 June 2006 and related condensed consolidated income statement for the three and six months ended 30 June 2006, condensed consolidated statements of cash flow and changes in shareholders' equity for the six months then ended (collectively defined as the "Interim Financial Statements") of the Group are prepared in accordance with International Accounting Standard ("IAS") 34, "Interim Financial Reporting" issued by the International Accounting Standards Board.

3 Significant accounting policies

The Interim Financial Statements should be read in conjunction with the annual consolidated financial statements of the Group for the year ended 31 December 2005 (the "2005 Financial Statements") as set out in the 2005 annual report of the Company dated 22 March 2006.

The accounting policies and method of computation used in the preparation of the Interim Financial Statements are consistent with those used in the 2005 Financial Statements, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") under the historical cost convention, as modified by the revaluation of available-for-sale investments and financial assets held for trading.

3 Significant accounting policies (Continued)

a) Assessment and adoption of revised/new IFRS, interpretations and amendments

The following new standards, amendments and interpretations to existing standards have been published and are mandatory for the financial year ending 31 December 2006.

IAS 19 (Amendment)	Actuarial Gains and Losses, Group Plans and Disclosures
IAS 21 (Amendment)	Net Investment in a Foreign Operation
IAS 39 (Amendment)	The Fair Value Option
IAS 39 (Amendment)	Cash Flow Hedge Accounting of Forecast Intragroup Transactions
IAS 39 and IFRS 4 (Amendment)	Financial Guarantee Contracts
IFRIC 4	Determining whether an Arrangement Contains a Lease

Management has assessed the relevance of these new standards, interpretations and amendment with respect to the Group's operations and their impact on the Group's accounting policies. In summary:

1) IAS 19 (Amendment), IAS 39 (Amendment) - Cash Flow Hedge Accounting of Forecast Intragroup Transactions, IAS 39 and IFRS 4 (Amendment) - Financial Guarantee Contracts, are not relevant to the Group's operations.

2) IAS 21 (Amendment) requires exchange difference arising on a monetary item that forms part of a reporting entity's net investment in a foreign operation to be recognised initially in a separate component of equity in the consolidated financial statements, irrespective of the currency of the monetary item and of whether the monetary item results from a transaction with the reporting entity or any of its subsidiaries. Management considered that this amendment did not have significant impact on the Group's financial statements.

3 **Significant accounting policies** (Continued)

a) Assessment and adoption of revised/new IFRS, interpretations and amendments (Continued)

3) IAS 39 (Amendment) - The Fair Value Option and IFRIC 4 did not result in substantial changes to the Group's accounting policies, as mentioned as follows:

- IAS 39 (Amendment) - The Fair Value Option changes the definition of financial instruments classified at fair value through profit or loss and restricts the ability to designate financial instruments as part of this category. Management considered that this amendment did not have a significant impact on the classification of financial instruments, as the Group was able to comply with the amended criteria for the designation of financial instruments at fair value through profit and loss; and

- IFRIC 4 requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement. It requires an assessment of whether (a) fulfillment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset. Management considered that IFRIC 4 did not have a significant impact on the Group's operations.

b) Standards, interpretations and amendments to published standards which are not yet effective

Certain new standards, amendments and interpretations to existing standards have been published but not effective for the financial year ending 31 December 2006 and which the Group has not early adopted. The Group is in the process of making an assessment of the impact of these new IFRS and is not yet in a position to state what impact all these new IFRS would have on its results of operations and financial position.

4 Critical accounting estimates and judgments

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

4.1 Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal to the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next accounting period are discussed below.

(a) Recognition of Internet value-added services and mobile and telecommunications value-added services

As mentioned in the 2005 Financial Statements, certain of these services are delivered to the Group's customers through the platforms of various subsidiaries of China Mobile Communications Corporation ("China Mobile") and China United Communications Corporation ("China Unicom"), two mobile phone operators in the PRC, and China Mobile and China Unicom collect the related service fees (the "Internet and Mobile Services Fees") on behalf of the Group and then remit to the Group after deducting commission fee and other charges. As for the Internet and Mobile Service Fees not yet confirmed/advised by the operators at the time of reporting the financial results of the Group, management of the Group estimates the amounts receivable based on historical data and developing trends in customer payment delinquencies.

The balance of accounts receivable due from China Mobile and China Unicom, which had not been confirmed, was estimated at RMB55,500,000 as at 30 June 2006 (31 December 2005: RMB50,112,000).

4 **Critical accounting estimates and judgments** (Continued)

4.1 Critical accounting estimates and assumptions (Continued)

(b) Recognition of share-based compensation expenses

The Company has granted share options to its employees. The directors have used the Black-Scholes valuation model (the "BS Model") to determine the total fair value of the options granted, which is to be expensed over the vesting period. Significant judgement, such as risk free rate, dividend yield and expected volatility, is required to be made by the directors as the parameters for applying the BS Model.

No options have been granted during the three months ended 30 June 2006. The fair value of options granted during the six months ended 30 June 2006 determined using the BS Model was approximately HKD51,697,000 (during the three and six months ended 30 June 2005: HKD3,176,000 and HKD40,889,000 respectively).

(c) Determination of deferred consideration and fair values of identifiable intangible assets arising from the Joymax Acquisition (defined below)

On 24 January 2006, the Group acquired 100% equity interest in Joymax Development Limited ("Joymax Development") and the business conducted by the Joymax Development and its subsidiaries ("Joymax Acquisition"). According to the provisions of the acquisition, the purchase consideration is payable by the Group by three installments and the magnitude of the second and third installments are determined with reference to the expected operating profits of a subsidiary of Joymax Development for the years ending 31 December 2006 and 2007 (the "Earn-out Considerations").

In accordance with IFRS 3, the directors of the Company are required to make best estimate to determine the present value of deferred purchase consideration of the acquisition upon the initial acquisition date. As a result, the Group assessed the total purchase consideration for the Joymax Acquisition to be approximately RMB205 million, of which approximately RMB181 million was the present value of the Earn-out Considerations as at the acquisition date.

4 Critical accounting estimates and judgments (Continued)

4.1 Critical accounting estimates and assumptions (Continued)

(c) Determination of deferred consideration and fair values of identifiable intangible assets arising from the Joymax Acquisition (defined below) (Continued)

In addition, the acquired identifiable assets and liabilities and contingent liabilities assumed had to be measured at their respective fair values as at the date of acquisition. The difference between the cost of acquisition and the fair value of the Group's share of net assets so acquired should be recognised as goodwill on the balance sheet or recognised in the income statement. In the absence of an active market for the business combination/acquisition transactions undertaken by the Group, in order to determine the fair values of assets acquired and liabilities assumed, the directors of the Company had made their estimates according to valuation results assessed by an external valuer.

As a result of the above assessment, the directors of the Company initially assessed that a goodwill of RMB84,432,000 had arisen from Joymax Acquisition. They also assessed that no provision for the impairment on the goodwill as at 30 June 2006 was needed.

4.2 Critical judgement in applying the Group's accounting policies

Recognition of deferred tax assets

Certain intragroup software and technology sales have been transacted within the Group. The costs of the self-developed software and technology purchased by two subsidiary companies, Shenzhen Tencent Computer Systems Company Limited ("Tencent Computer") and Shenzhen Shiji Kaixuan Technology Company Limited ("Shiji Kaixuan"), from other group companies have been amortised over their contracted useful lives (the "Amortisation") in their local statutory financial statements.

The Amortisation is treated as a deductible expense in ascertaining the assessable profits of Tencent Computer and Shiji Kaixuan following an approval issued by the local tax bureau in 2005. As a result, the Group has recognized deferred tax assets relating to such intragroup software and technology sales. As at 30 June 2006, the carrying amount of the deferred tax assets were approximately RMB91,983,000 (31 December 2005: RMB96,362,000). The directors consider that there would be adequate tax assessable profits to be generated by both Tencent Computer and Shiji Kaixuan in the future in order to utilize such tax benefits recognized and no realization loss is expected.

5 Segment information

Business segment is the Group's primary basis of segment reporting. The business segment information of the Group for the three and six months ended 30 June 2006 and 2005 are presented as follows:

	Unaudited Three months ended 30 June 2006				
	Internet value-added services RMB'000	Mobile and telecommunications value-added services RMB'000	Online advertising RMB'000	Others RMB'000	Total RMB'000
Revenues	462,260	178,355	62,972	1,394	704,981
Gross profit/(loss)	356,451	112,581	41,376	(4,462)	505,946
Other gains, net					21,357
Selling and marketing expenses					(74,838)
General and administrative expenses					(142,440)
Operating profit					310,025
Finance costs, net					(6,537)
Profit before income tax					303,488
Income tax expenses					(35,599)
Profit for the period					267,889

5 Segment information (Continued)

	Unaudited				
	Three months ended 30 June 2005				
	Internet value-added services RMB'000	Mobile and telecommunications value-added services RMB'000	Online advertising RMB'000	Others RMB'000	Total RMB'000
Revenues	169,883	136,498	25,170	2,114	333,665
Gross profit/(loss)	117,108	89,963	18,357	(726)	224,702
Other gains, net					15,148
Selling and marketing expenses					(45,501)
General and administrative expenses					(75,596)
Operating profit					118,753
Finance costs, net					(51)
Profit before income tax					118,702
Income tax benefit					68,271
Profit for the period					186,973

5 Segment information (Continued)

	Unaudited				
	Six months ended 30 June 2006				
	Internet value-added services RMB'000	Mobile and telecommunications value-added services RMB'000	Online advertising RMB'000	Others RMB'000	Total RMB'000
Revenues	898,798	341,781	104,742	4,965	1,350,286
Gross profit/(loss)	698,306	216,566	66,380	(5,694)	975,558
Other gains, net					42,893
Selling and marketing expenses					(154,586)
General and administrative expenses					(272,247)
Operating profit					591,618
Finance costs, net					(16,632)
Profit before income tax					574,986
Income tax expenses					(57,397)
Profit for the period					517,589

5 Segment information (Continued)

	Unaudited Six months ended 30 June 2005				
	Internet value-added services RMB'000	Mobile and telecommunications value-added services RMB'000	Online advertising RMB'000	Others RMB'000	Total RMB'000
Revenues	318,947	270,769	40,463	3,957	634,136
Gross profit/(loss)	223,595	174,168	27,665	(2,183)	423,245
Other gains, net					27,053
Selling and marketing expenses					(84,014)
General and administrative expenses					(144,122)
Operating profit					222,162
Finance costs, net					(166)
Profit before income tax					221,996
Income tax benefit					61,931
Profit for the period					283,927

6 Capital expenditure

		Unaudited	
	Fixed assets	Leasehold land payments	Intangible assets
	RMB'000	RMB'000	RMB'000
Net book amount as at 1 January 2006	365,047	—	21,432
Additions	177,637	9,908	16,400
Additions arising from the Joymax Acquisition	450	—	190,628
Disposals	(652)	—	—
Depreciation/Amortisation charge	(47,597)	—	(12,016)
Net book amount as at 30 June 2006	**494,885**	**9,908**	**216,444**

7 Held-to-maturity investments

The amount as at 30 June 2006 comprises two 3-Year notes and one 2-Year note (the "Notes") at variable annual coupon rates over the period of the Notes and with maturity in 2007. Embedded in the Notes are call options (the "Option") which entitle the issuers to repurchase the Notes at par from the Group after specified periods are lapsed until maturity of the Notes. Upon the exercise of the Option, the issuers are required to pay to the Group the principals together with the accrued interest.

There were no disposals of or impairment provision made against the held-to-maturity investments during the six months ended 30 June 2006.

8 Available-for-sale investments

Available-for-sale investments represent investments in 19.9% of the equity interests of Shenzhen Domain Computer Network Company Limited, a PRC corporation and investments in GoPets Limited, a Korean corporation. The directors consider that there had not been any material changes occurred which would lead to a change in the fair values of these available-for-sale investments from the dates of their respective acquisitions up to 30 June 2006. Therefore, no revaluation difference or impairment provision was required to be recognised in the Interim Financial Statements of the Group for the six months ended 30 June 2006.

9 Accounts receivable

	Unaudited 30 June 2006 RMB'000	Audited 31 December 2005 RMB'000
0 - 30 days	**203,436**	125,323
31 days - 60 days	**51,644**	30,637
61 days - 90 days	**44,337**	17,362
Over 90 days but less than a year	**81,989**	49,432
	381,406	222,754

The Group has no formal credit periods communicated to its major customers but the customers usually settle the amounts due to it within a period of 30 to 90 days. A substantial balance of the receivable balances as at 30 June 2006 and 31 December 2005 were due from China Mobile, China Unicom, China Telecommunications Corporation and their branches, subsidiaries and affiliates. The directors consider that the carrying value of the receivable balance approximates its fair value as at 30 June 2006.

10 Financial assets held for trading

Financial assets held for trading represent an investment portfolio and floating rate debt instruments held by the Group. The fair values of the respective underlying financial instruments in the portfolio and the floating rate debt instruments were determined with reference to the respective published price quotations in an active market.

11 Share capital, share premium and share-based compensation reserve

Movements of the issued share capital for the year ended 31 December 2005 and for the six months ended 30 June 2006 are as follows:

	Number of ordinary shares	Share capital RMB'000	Share premium RMB'000	Share-based compensation reserve RMB'000	Total RMB'000
At 1 January 2005	1,764,904,410	192	1,777,721	5,583	1,783,496
Employees share option scheme:					
- value of employee services	–	–	–	34,526	34,526
- number of shares issued and proceeds received	18,605,658	1	11,408	–	11,409
Repurchase and cancellation of shares	(14,266,000)	(1)	(123,085)	–	(123,086)
At 31 December 2005 / 1 January 2006	**1,769,244,068**	**192**	**1,666,044**	**40,109**	**1,706,345**
Employees share option scheme:					
- value of employee services	–	–	–	33,804	33,804
- number of shares issued and proceeds received (Note (a))	10,302,855	1	14,948	–	14,949
Repurchase and cancellation of shares (Note (b))	(18,357,000)	(2)	(241,076)	–	(241,078)
At 30 June 2006	**1,761,189,923**	**191**	**1,439,916**	**73,913**	**1,514,020**

As at 30 June 2006, all issued shares were fully paid.

Note (a) During the six months ended 30 June 2006, 6,309,925, 1,885,263 and 37,855 Pre-IPO options were exercised at exercise prices of USD0.0497, USD0.1967 and USD0.4396 each, respectively. In addition, 516,782, 1,550,030 and 3,000 Post-IPO options were exercised at exercise prices of HKD3.665, HKD4.485 and HKD4.8, respectively.

Note (b) During the six months ended 30 June 2006, the Company repurchased 18,357,000 ordinary shares traded on the Main Board of the Stock Exchange. The total amount paid to acquire the shares after expenses was approximately RMB241,078,000. It was deducted against shareholders' equity when these shares were then cancelled.

12 Share option

(a) Share option schemes

The Company has adopted two share option schemes for the purpose of providing incentives to its directors, eligible employees and consultants: the Pre-IPO Share Option Scheme and the Post-IPO Share Option Scheme.

As at the listing date of the Company on 16 June 2004, all options under the Pre-IPO Share Option Scheme had been granted. The maximum number of shares in respect of which options may be granted under the Post-IPO Share Option Scheme, and under any other share option scheme of the Company (including the Pre-IPO Share Option Scheme), shall not exceed 10% of the relevant class of securities of the Company in issue as at the date of the IPO.

(b) Movements in share options

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	Pre-IPO Share Option Scheme		Post-IPO Share Option Scheme		Total
	Average exercise price	No. of options	Average exercise price	No. of options	no. of options
At 1 January 2005	USD0.0849	50,406,917	HKD3.6650	6,300,961	56,707,878
Granted	—	—	HKD4.6470	22,491,048	22,491,048
Exercised	USD0.0658	(7,671,936)	—	—	(7,671,936)
Lapsed	USD0.2076	(600,850)	HKD4.0772	(1,649,657)	(2,250,507)
At 30 June 2005	USD0.0867	42,134,131	HKD4.5372	27,142,352	69,276,483
At 1 January 2006	**USD0.0933**	**31,574,357**	**HKD6.1627**	**51,293,646**	**82,868,003**
Granted	**—**	**—**	**HKD11.5500**	**10,950,000**	**10,950,000**
Exercised	**USD0.0852**	**(8,233,043)**	**HKD4.2807**	**(2,069,812)**	**(10,302,855)**
Lapsed	**USD0.1967**	**(156,940)**	**HKD4.7605**	**(1,408,776)**	**(1,565,716)**
At 30 June 2006	**USD0.0955**	**23,184,374**	**HKD7.2664**	**58,765,058**	**81,949,432**

During the six months ended 30 June 2006, no share options were granted to the directors of the Company or any consultants.

Out of the 81,949,432 options outstanding as at 30 June 2006 (30 June 2005: 69,276,483 options), 21,470,156 options (30 June 2005: 19,833,494 options) were exercisable. Options exercised during the six months ended 30 June 2006 resulted in 10,302,855 ordinary shares issued (Note 11). The weighted average price of the shares at the time these options were exercised was HKD12.9647 (equivalent to approximately RMB13.3459) per share.

12 Share option (Continued)

(c) Outstanding share options

Details of the expiry dates, exercise price and the respective number of share options which remained outstanding as at 30 June 2006 and 2005 are as follows:

Expiry Date	Range of Exercise Price	30 June 2006	30 June 2005
31 December 2011 (Pre-IPO options)	USD0.0497	**17,464,625**	33,407,000
	USD0.1967-USD0.4396	**5,719,749**	8,727,131
10 years commencing from the adoption date of 24 March 2004 (Post-IPO options)	HKD3.6650-HKD11.5500	**58,765,058**	27,142,352
		81,949,432	69,276,483

(d) Fair values of options

The fair values of the options granted to the employees, determined using the BS Model, during the period from 1 January 2004 to 30 June 2006 are as follows:

Date of grant	Fair value of options	No. of options granted	Exercise price	Closing share price at date of grant	Risk free rate (Note (ii))	Dividend yield (Note (iii))	Expected volatility (Note (iv))	Exercisable date
10/2/2004	RMB31,741,000	8,730,960	USD0.1967	HKD4.3235 (Note (i))	4.43%	0.6%	62.75%	Based on option grant date (Note (vi))
24/3/2004	HKD3,509,000	1,733,270	USD0.1967 or 0.4396	HKD3.4292 (Note (i))	3.300%	1.4%	80%	Based on the commencement date of employment (Note (v))
14/9/2004	HKD9,688,000	6,311,520	HKD3.6650	HKD3.6000	3.633%	1.4%	60%	Based on the commencement date of employment or based on option grant date (Note (v)&(vi))

12 Share option (Continued)

(d) Fair values of options (Continued)

Date of grant	Fair value of options	No. of options granted	Exercise price	Closing share price at date of grant	Risk free rate (Note (ii))	Dividend yield (Note (iii))	Expected volatility (Note (iv))	Exercisable date
26/1/2005	HKD27,864,000	16,006,530	HKD4.4850	HKD4.4750	3.305%	1.4%	55%	Based on the commencement date of employment or based on option grant date (Note (v)&(vi))
3/2/2005	HKD8,360,000	4,513,600	HKD4.8000	HKD4.8000	3.349%	1.4%	55%	Based on option grant date (Note (vi))
23/3/2005	HKD1,489,000	660,000	HKD5.5500	HKD5.5500	4.199%	1.4%	55%	Based on option grant date or based on the commencement date of employment (Note (v) & (vi))
6/4/2005	HKD1,954,000	810,918	HKD5.6700	HKD5.5500	4.086%	1.4%	55%	Based on the commencement date of employment (Note(v))
19/5/2005	HKD1,222,000	500,000	HKD5.6000	HKD5.6000	3.793%	1.4%	55%	Based on the commencement date of employment (Note(v))
7/7/2005	HKD9,961,000	4,799,920	HKD6.0100	HKD5.9000	3.463%	1.4%	50%	Based on option grant date (Note (vi))
19/10/2005	HKD16,535,000	5,365,000	HKD8.2400	HKD8.0000	4.176%	1.4%	55%	Based on option grant date (Note (vi))
20/12/2005	HKD51,437,000	15,053,300	HKD8.3500	HKD8.3500	4.219%	1.4%	58%	Based on option grant date (Note (vi))
20/12/2005	HKD1,920,000	500,000	HKD8.3500	HKD8.3500	4.219%	1.4%	58%	Based on option grant date (Note (vii))
23/3/2006	HKD51,697,000	10,950,000	HKD11.5500	HKD11.5500	4.40%	1.4%	57%	Based on option grant date (Note (vi))

12 Share option (Continued)

(d) Fair values of options (Continued)

Note:

(i) The fair values of the shares of the Company determined by a third party valuer, were used in the BS Model adopted in order to determine the fair values of the options granted before the IPO of the Company on 16 June 2004.

(ii) The risk free rate for the options granted on 10 February 2004 was determined based on the yield of the Chinese Government International Bond maturing in 2011 as at the date of valuation. The risk free rate for the options granted after February 2004 was determined based on the yield to maturity of Hong Kong Government Bonds with maturity in June 2012 as at the date of valuation.

(iii) Dividend yield is calculated using the average price to earnings ratio of comparable companies and a dividend payout ratio ranging from 10% to 25% or the Company's historical dividend yield.

(iv) Volatility measured as the standard deviation of expected share price returns is determined based on the average daily trading price volatility of the shares of the Company and comparable companies since their IPO to the valuation date.

(v) For options granted with exercisable date determined based on the commencement date of employment, the first 25% of the options can be exercised two years after the commencement date, and 25% each of the total options will become exercisable in each subsequent year.

(vi) For options granted with exercisable date determined based on the grant date of the options, the first 25% of the options can be exercised one year after the grant date, and 25% each of the total options will become exercisable in each subsequent year.

(vii) For options granted with exercisable date determined based on the grant date of the options, the first 25% of the options can be exercised two years after the grant date, and 25% each of the total options will become exercisable in each subsequent year.

12 Share option (Continued)

(e) Expected turnover rate of grantees

The expected yearly percentage of employees that will stay within the Group at the end of the vesting period is estimated with reference to the historical employee information, which is assessed to be 87%. The rate has been used to determine the amount of share-based compensation expenses reported in the Interim Financial Statements.

13 Other payables and accruals

	Unaudited 30 June 2006 RMB'000	Audited 31 December 2005 RMB'000
Current portion of deferred purchase consideration payable for the Joymax Acquisition	**81,649**	—
Staff costs and welfare accruals	**116,290**	100,097
Marketing and administrative expenses accruals	**80,935**	40,062
Prepayments received from customers	**29,398**	25,153
Professional fees accruals	**3,771**	10,223
Others	**41,913**	20,652
	353,956	196,187

14 Deferred revenue

Deferred revenue mainly represents prepaid service fees made by customers for certain Internet value-added services in the form of prepaid cards and tokens of which the related services have not been rendered as at 30 June 2006.

15 Deferred income taxes

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rates which are expected to apply at the time of reversal of the temporary differences.

The gross movements in the deferred tax account were as follows:

	Unaudited 30 June 2006 RMB'000	Audited 31 December 2005 RMB'000
At beginning of period/year	**(95,552)**	—
Deferred taxation arising from the Joymax Acquisition	**11,180**	—
Credit to income statement	**(9,453)**	(110,234)
Charge to income statement	**19,374**	14,682
At end of period/year	**(74,451)**	(95,552)

Movements of deferred tax assets were as follows:

Deferred tax assets:

	Deferred tax assets arising from intra-group software and technology sales RMB'000
At 1 January 2005	—
Credit to income statement	(110,020)
Charge to income statement	13,658
At 31 December 2005	(96,362)
Credit to income statement, unaudited	**(8,775)**
Charge to income statement, unaudited	**13,154**
At 30 June 2006, unaudited	**(91,983)**

The deferred tax assets recognised are related to the temporary differences arising from certain intra-group software and technology sales transactions enacted (Note 4.2). The credits to the income taxes represent originating temporary differences arising from these software sales while the charge to income statement represents the reversal of the temporary differences as a result of the amortisation of the costs of these softwares and technologies.

15 Deferred income taxes (Continued)

The movements of deferred tax liabilities were as follows:

Deferred tax liabilities:

	Transfer of surplus cash RMB'000 (Note)	Intangible assets acquired in business combination at fair values RMB'000	Total RMB'000
At 1 January 2005	—	—	—
Credit to income statement	(214)	—	(214)
Charge to income statement	1,024	—	1,024
At 31 December 2005	810	—	810
Acquisition of the Joymax Acquisition	—	11,180	11,180
Credit to income statement	—	(678)	(678)
Charge to income statement	6,220	—	6,220
At 30 June 2006	7,030	10,502	17,532

Note: The Group recognised deferred tax liabilities in respect of the relevant taxes that may arise from the transfer of surplus cash generated from profits derived from Tencent Computer and Shiji Kaixuan, in which the Company has direct or indirect beneficial interests, to the Company and its other subsidiaries.

16 Long term payable

The long term payable as at 30 June 2006 represents the non-current portion of deferred purchase consideration of the Joymax Acquisition, which is expected to be paid by the Group after 30 June 2007.

17 Other gains, net

	Unaudited Three months ended 30 June		Unaudited Six months ended 30 June	
	2006	2005	2006	2005
	RMB'000	RMB'000	RMB'000	RMB'000
Interest income	18,302	9,165	35,637	18,022
Fair value gains on financial assets held for trading	3,055	5,252	7,256	8,300
Others	—	731	—	731
	21,357	15,148	42,893	27,053

18 Expenses by nature

	Unaudited Three months ended 30 June		Unaudited Six months ended 30 June	
	2006	2005	2006	2005
	RMB'000	RMB'000	RMB'000	RMB'000
Employee benefits expenses (Note (a), (b))	144,758	72,278	270,635	134,099
Mobile and telecom charges and bandwidth and server custody fees	113,214	66,101	211,900	132,916
Promotion and advertising expenses	40,650	22,062	82,905	39,647
Travelling and entertainment expenses	17,607	12,361	35,433	22,739
Depreciation of fixed assets (Note (a))	25,588	11,372	47,597	21,375
Amortisation of intangible assets	6,773	352	12,016	352
Operating lease rentals in respect of office buildings	9,123	6,717	15,984	12,074
Value-added tax paid upon transfer of software within the Group	—	—	1,500	—
Other expenses	58,600	38,817	123,591	75,825
Total cost of revenues, selling and marketing expenses and general and administrative expenses	416,313	230,060	801,561	439,027

18 Expenses by nature (Continued)

Note:

(a) Research and development expenses were RMB72,356,000 (for the three months ended 30 June 2005: RMB32,527,000) and RMB135,276,000 (for the six months ended 30 June 2005: RMB59,092,000) for the three and six months ended 30 June 2006, respectively. The expenses included employee benefit expenses of RMB61,241,000 and depreciation of fixed assets of RMB9,449,000 (for the three months ended 30 June 2005: RMB26,510,000 and RMB4,423,000, respectively) for the three months ended 30 June 2006 and employee benefit expenses of RMB113,164,000 and depreciation of fixed assets of RMB17,963,000 (for the six months ended 30 June 2005: RMB48,766,000 and RMB7,725,000, respectively) for the six months ended 30 June 2006. The Group had not capitalised any research and development expenses for the six months ended 30 June 2006 (for the six months ended 30 June 2005: Nil).

(b) Employee benefits expenses included share-based compensation charge in the income statement amounting to RMB19,375,000 (for the three months ended 30 June 2005: RMB5,306,000) and RMB33,804,000 (for the six months ended 30 June 2005: RMB9,843,000) for the three and six months ended 30 June 2006, respectively.

19 Finance costs, net

Finance costs for the six months ended 30 June 2006 mainly represent foreign exchange losses arising from the translation of non-RMB denominated monetary assets and the charge arising from the discounting of the Earn-out Considerations of the Joymax Acquisition.

20 Tax expenses

(a) Income tax

(i) Cayman Islands and British Virgin Islands Profits Tax

The Group has not been subject to any taxation in these jurisdictions for the six months ended 30 June 2006 and 2005, respectively.

(ii) Hong Kong Profits Tax

No Hong Kong profits tax has been provided as the Group has no assessable profit arising in Hong Kong for the six months ended 30 June 2006 and 2005, respectively.

20 Tax expenses (Continued)

(a) Income tax (Continued)

(iii)PRC Enterprise Income Tax

PRC Enterprise Income Tax ("EIT") has been provided on the assessable income of entities within the Group incorporated in the PRC for the six months ended 30 June 2006 and 2005, calculated in accordance with the relevant regulations of the PRC after considering the available tax benefits from refunds and allowances.

Certain direct and indirect subsidiaries of the Company are registered in the PRC. The EIT tax rates applicable to these companies for the six months ended 30 June 2006 range from 0% to 15%.

The taxation charges of the Group for the six months ended 30 June 2006 and 2005 are analysed as follows:

	Unaudited Three months ended 30 June		Unaudited Six months ended 30 June	
	2006	2005	**2006**	2005
	RMB'000	RMB'000	**RMB'000**	RMB'000
PRC current tax	**24,830**	18,119	**47,476**	24,459
Deferred tax	**10,769**	(86,390)	**9,921**	(86,390)
	35,599	(68,271)	**57,397**	(61,931)

20 Tax expenses (Continued)

(a) Income tax (Continued)

(iii)PRC Enterprise Income Tax (Continued)

The tax on the Group's profit before income tax differs from the theoretical amount that would arise using the tax rate of 15%, the tax rate applicable in Shenzhen and High Technology Zone in Beijing, the PRC, where the principal activities of the Group are conducted. The difference is analysed as follows:

	Unaudited Three months ended 30 June		Unaudited Six months ended 30 June	
	2006	2005	**2006**	2005
	RMB'000	RMB'000	**RMB'000**	RMB'000
Profit before income tax	**303,488**	118,702	**574,986**	221,996
Tax calculated at a tax rate of 15%	**45,523**	17,805	**86,248**	33,299
Effects of different tax rates available to different companies of the Group	**6,182**	(1,497)	**10,734**	(2,953)
Effects of tax holiday on assessable profit of subsidiaries	**(23,854)**	3,097	**(52,764)**	(979)
Expenses not deductible for tax purposes	**7,748**	794	**13,179**	1,452
Utilisation of previously unrecognised tax assets/ deferred tax assets not recognised	**—**	(1,091)	**—**	(6,760)
Recognition of previously unrecognised deferred tax assets	**—**	(88,638)	**—**	(88,638)
Unrecognised tax losses	**—**	1,259	**—**	2,648
Tax charge/(credit)	**35,599**	(68,271)	**57,397**	(61,931)

20 Tax expenses (Continued)

(b) Value-added tax, Business tax and related taxes

The operations of the Group are also subject to the following taxes in the PRC:

Category	Tax rate	Basis of levy
Value-added tax("VAT")	17%	Sales value of goods sold, offsetting by VAT on purchases
Business tax ("BT")	3-5%	Services fee income
City construction tax	1%	Net VAT and BT payable amount
Educational surcharge	3%	Net VAT and BT payable amount

21 Earnings per share

Basic

Basic earnings per share ("EPS") are calculated by dividing the profit for the periods by the weighted average number of ordinary shares in issue during each period.

	Unaudited Three months ended 30 June		Unaudited Six months ended 30 June	
	2006	2005	**2006**	2005
Profit attributable to the equity holders of the Company for the period (RMB'000)	**267,889**	186,973	**517,589**	283,927
Weighted average number of ordinary shares in issue (thousand shares)	**1,771,006**	1,771,925	**1,781,989**	1,768,895
Basic EPS (RMB per share)	**0.151**	0.106	**0.290**	0.161

21 Earnings per share (Continued)

Diluted

Diluted EPS is calculated by adjusting the weighted average number of ordinary shares outstanding by the assumption of the conversion of all potential dilutive ordinary shares arising from share options granted by the Company (collectively forming the denominator for computing the diluted EPS). A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market price of the Company's shares during the periods) based on the monetary value of the subscription rights attached to the outstanding share options. The number of shares so calculated is compared against the number of shares that would have been issued assuming the exercise of the share options. The difference is added to the denominator as an issue of ordinary shares for no consideration. No adjustment is made to earnings (numerator).

	Unaudited *Three months ended* 30 June		Unaudited *Six months ended* 30 June	
	2006	2005	**2006**	2005
Profit attributable to the equity holders of the Company for the period (RMB'000)	**267,889**	186,973	**517,589**	283,927
Weighted average number of ordinary shares in issue (thousand shares)	**1,771,006**	1,771,925	**1,781,989**	1,768,895
Adjustments for share options (thousand shares)	**56,093**	43,718	**52,840**	45,540
Weighted average number of ordinary shares for the calculation of diluted earnings per share (thousand shares)	**1,827,099**	1,815,643	**1,834,829**	1,814,435
Diluted EPS (RMB per share)	**0.147**	0.103	**0.282**	0.156

22 Dividends

A final dividend for 2005 of HKD0.08 per share, totalling approximately HKD140,635,000 (equivalent to RMB145,402,000) (2004: HKD124,052,000 (equivalent to RMB132,036,000)), was proposed pursuant to a resolution passed by the Board on 22 March 2006, and was approved by the shareholders in the annual general meeting held on 24 May 2006. Such dividends have been shown as an appropriation in these Interim Financial Statements and been paid as at 30 June 2006.

23 Commitments

(a) Capital commitments

Capital expenditure contracted for at the balance sheet date but not yet incurred is as follows:

	Unaudited 30 June 2006 RMB'000	Audited 31 December 2005 RMB'000
Contracted:		
Purchase of fixed assets	**20,763**	13,491
Construction of buildings	**8,972**	—
	29,735	13,491
Authorised but not contracted:		
Construction of buildings	**59,221**	80,702
	88,956	94,193

23 Commitments (Continued)

(b) Operating lease commitments

The future aggregate minimum lease payments committed or authorised under operating leases in respect of buildings are as follows:

	Unaudited 30 June 2006 RMB'000	Audited 31 December 2005 RMB'000
Not later than one year	**21,616**	20,519
Later than one year and not later than five years	**11,059**	5,458
	32,675	25,977

(c) Other commitments

The future aggregate authorised minimum lease payments under bandwidth and server custody leases are as follows:

	Unaudited 30 June 2006 RMB'000	Audited 31 December 2005 RMB'000
Contracted:		
Not later than one year	**32,420**	37,190
Later than one year and not later than five years	**77**	81
	32,497	37,271
Authorised but not contracted:		
Not later than one year	**52,308**	—
	84,805	37,271

24 Related parties transactions

No material related parties transactions occurred during the three and six months ended 30 June 2006.

25 Approval of the Interim Financial Statements

The Interim Financial Statements have been approved by the Board on 23 August 2006.

Review Report of Auditors

TO THE BOARD OF DIRECTORS OF
TENCENT HOLDINGS LIMITED
(Incorporated in Cayman Islands with limited liability)

We have reviewed the accompanying condensed consolidated balance sheet of Tencent Holdings Limited (the "Company") and its subsidiaries (collectively, the "Group") as at 30 June 2006 and the related condensed consolidated income statement for the three and six months then ended, condensed consolidated statements of cash flow and changes in shareholders' equity for the six months then ended (collectively defined as the "Interim Financial Statements") set out on pages 1 to 34.

These Interim Financial Statements are the responsibility of the Company's management. Our responsibility is to issue a report on these Interim Financial Statements based on our review. We conducted our review in accordance with International Standard on Review Engagements 2400 "Engagements to Review Financial Statements" (the "Standard"). This Standard requires that we plan and perform the review to obtain moderate assurance about whether the Interim Financial Statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying Interim Financial Statements have not been properly prepared, in all material respects, in accordance with International Accounting Standard 34 "Interim Financial Reporting".

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 23 August 2006

Operating Information

The following table sets forth certain operating statistics relating to our IM community and value-added services as at the dates and for the periods presented:

	For the 15-day period ended 30 June 2006	For the 16-day period ended 31 March 2006	Percentage change
	(in millions)		
Registered IM user accounts (at end of period)	**549.0**	531.5	3.3%
Active user accounts (at end of period)	**224.2**	220.5	1.7%
Peak simultaneous online user accounts (for the quarter)	**20.1**	19.6	2.6%
Average daily user hours	**301.7**	272.2	10.8%
Average daily messages[1]	**3,334.1**	2,883.8	15.6%
Fee-based Internet value-added services registered subscriptions (at end of period)	**14.7**	13.5	8.9%
Fee-based mobile and telecommunications value-added services registered subscriptions (at end of period)[2]	**10.1**	9.5	6.3%

(1) Average daily messages include messages exchanged between PCs only and exclude messages exchanged with mobile handsets.

(2) The registered subscriptions include registered subscriptions for services provided directly by us or through mobile operators.

Our IM platform generally showed healthy growth in the second quarter of 2006. The growth in user accounts, both registered IM user accounts and active user accounts, mainly reflected the continuing organic growth of our services, partly reduced by our increased effort in limiting the activity of certain accounts which were used for spamming other users. The growth in fee-based registered subscriptions resulted from our focus to enhance user experience for our services, our targeted marketing and our efforts to cross-market our value-added services to the users of our Internet platforms such as IM, QQ Game portal and QQ.com portal.

Financial Performance Highlights

First Half of 2006

The following table sets forth the figures for the first half of 2006 and the first half of 2005:

	Unaudited Six months ended 30 June	
	2006	2005
	(RMB in thousands)	
Revenues	**1,350,286**	634,136
Cost of revenues	**(374,728)**	(210,891)
Gross profit	**975,558**	423,245
Other gains, net	**42,893**	27,053
Selling and marketing expenses	**(154,586)**	(84,014)
General and administrative expenses	**(272,247)**	(144,122)
Operating profit	**591,618**	222,162
Finance costs, net	**(16,632)**	(166)
Profit before income tax	**574,986**	221,996
Income tax (expenses)/benefit	**(57,397)**	61,931
Profit for the period	**517,589**	283,927

Financial Performance Highlights (Continued)

First Half of 2006 (Continued)

Revenues. Revenues increased by 112.9% to RMB1,350.3 million for the first half of 2006 from RMB634.1 million for the first half of 2005.

	Six months ended			
	30 June 2006		30 June 2005	
	Amount	% of total revenues	Amount	% of total revenues
	(RMB in thousands, except percentages)			
Internet value-added services	**898,798**	**66.6%**	318,947	50.3%
Mobile and telecommunications value-added services	**341,781**	**25.3%**	270,769	42.7%
Online advertising	**104,742**	**7.8%**	40,463	6.4%
Others	**4,965**	**0.3%**	3,957	0.6%
Total revenues	**1,350,286**	**100.0%**	634,136	100.0%

Cost of revenues. Cost of revenues increased by 77.7% to RMB374.7 million for the first half of 2006 from RMB210.9 million for the first half of 2005.

	Six months ended			
	30 June 2006		30 June 2005	
	Amount	% of segment revenues	Amount	% of segment revenues
	(RMB in thousands, except percentages)			
Internet value-added services	**200,492**	**22.3%**	95,352	29.9%
Mobile and telecommunications value-added services	**125,215**	**36.6%**	96,601	35.7%
Online advertising	**38,362**	**36.6%**	12,798	31.6%
Others	**10,659**	**214.7%**	6,140	155.2%
Total cost of revenues	**374,728**		210,891	

Financial Performance Highlights (Continued)

Second Quarter of 2006

Our unaudited consolidated revenues for the second quarter of 2006 were RMB705.0 million, an increase of 111.3% over the same period in 2005 and an increase of 9.2% from the first quarter of 2006.

Revenues from our Internet value-added services for the second quarter of 2006 were RMB462.3 million, an increase of 172.1% over the same period in 2005 and an increase of 5.9% from the first quarter of 2006.

Revenues from our mobile and telecommunications value-added services for the second quarter of 2006 were RMB178.4 million, an increase of 30.7% over the same period in 2005 and an increase of 9.1% from the first quarter of 2006.

Revenues from online advertising for the second quarter of 2006 were RMB63.0 million, an increase of 150.2% over the same period in 2005 and an increase of 50.8% from the first quarter of 2006.

Cost of revenues for the second quarter of 2006 were RMB199.0 million, an increase of 82.7% over the same period in 2005 and an increase of 13.3% from the first quarter of 2006.

Selling and marketing expenses for the second quarter of 2006 were RMB74.8 million, an increase of 64.5% over the same period in 2005 and a decrease of 6.2% from the first quarter of 2006.

General and administrative expenses for the second quarter of 2006 were RMB142.4 million, an increase of 88.4% over the same period in 2005 and an increase of 9.7% from the first quarter of 2006.

Operating profit for the second quarter of 2006 was RMB310.0 million, representing an increase of 161.1% over the same period in 2005 and an increase of 10.1% quarter on quarter. As a percentage of revenues, operating profit represented 44.0% for the second quarter of 2006, compared to 35.6% for the same period of 2005 and 43.6% for the first quarter of 2006.

Profit for the second quarter of 2006 was RMB267.9 million, representing an increase of 43.3% over the same period in 2005 and an increase of 7.3% from the first quarter of 2006. As a percentage of revenues, profit for the period represented 38.0% for the second quarter of 2006, compared to 56.0% for the same period of 2005 and 38.7% for the first quarter of 2006.

Management Discussion and Analysis

Second Quarter of 2006 Compared to First Quarter of 2006

The following table sets forth the figures for the second quarter of 2006 and the first quarter of 2006:

	Unaudited Three months ended	
	30 June 2006	31 March 2006
	(RMB in thousands)	
Revenues	**704,981**	645,305
Cost of revenues	**(199,035)**	(175,693)
Gross profit	**505,946**	469,612
Other gains, net	**21,357**	21,536
Selling and marketing expenses	**(74,838)**	(79,748)
General and administrative expenses	**(142,440)**	(129,807)
Operating profit	**310,025**	281,593
Finance costs, net	**(6,537)**	(10,095)
Profit before income tax	**303,488**	271,498
Income tax expenses	**(35,599)**	(21,798)
Profit for the period	**267,889**	249,700

Second Quarter of 2006 Compared to First Quarter of 2006 (Continued)

Revenues. Revenues increased by 9.2% to RMB705.0 million for the second quarter of 2006 from RMB645.3 million for the first quarter of 2006. The following table sets forth our revenues by line of business for the second quarter of 2006 and the first quarter of 2006:

	Three months ended			
	30 June 2006		31 March 2006	
	Amount	% of total revenues	Amount	% of total revenues
	(RMB in thousands, except percentages)			
Internet value-added services	**462,260**	**65.6%**	436,538	67.6%
Mobile and telecommunications value-added services	**178,355**	**25.3%**	163,426	25.3%
Online advertising	**62,972**	**8.9%**	41,770	6.5%
Others	**1,394**	**0.2%**	3,571	0.6%
Total revenues	**704,981**	**100.0%**	645,305	100.0%

Revenues from our Internet value-added services increased by 5.9% to RMB462.3 million for the second quarter of 2006 from RMB436.5 million for the first quarter of 2006. Our online identity and community business, including QQ Show, QQ Pet, an Internet-based virtual pet, and Qzone, a personal homepage that bundles avatars, blog, photo album and online music, continued to grow. We also benefited from the growth of our online games. In addition, Premium QQ grew as we began to bundle some of our other value-added services, including QQ Magic, E-cards, self-defined personal icons and QQ Ring into its service package during the second quarter of 2006.

Revenues from our mobile and telecommunications value-added services increased by 9.1% to RMB178.4 million for the second quarter of 2006 from RMB163.4 million for the first quarter of 2006. This increase reflected the growth in our content-based services, as well as the revenues attributable to Joymax group, which was acquired in late January 2006, being reflected for the full quarter. In addition, revenues from our 2.5G services grew as a result of increased promotion for both WAP and MMS. Revenues from mobile voice value-added services comprising ringback tones and mobile IVR also grew. Such increase in revenues were partially offset by the slight decrease in revenues from our communication-based SMS services. For a detailed description of policy changes announced in July 2006 that will affect our wireless services on China Mobile's Monternet platform, please refer to "Business Outlook" below.

Second Quarter of 2006 Compared to First Quarter of 2006 (Continued)

Revenues from online advertising increased by 50.8% to RMB63.0 million for the second quarter of 2006 from RMB41.8 million for the first quarter of 2006. The increase was mainly attributable to one significantly large order for a special cross-marketing promotion campaign with a consumer product customer, increased volume through agency sales and the increase in advertising on our QQ Game portal. Advertising revenues relating to the Internet searching functions also grew.

Cost of revenues. Cost of revenues increased by 13.3% to RMB199.0 million for the second quarter of 2006 from RMB175.7 million for the first quarter of 2006. The increase principally reflected increase in bandwidth and server custody fees as our business volume expanded, an increase in telecommunications operators' revenue share and increased staff costs. As a percentage of revenues, cost of revenues increased to 28.2% for the second quarter of 2006 from 27.2% for the first quarter of 2006. The following table sets forth our cost of revenues by line of business for the second quarter of 2006 and the first quarter of 2006:

	Three months ended			
	30 June 2006		31 March 2006	
	Amount	% of segment revenues	Amount	% of segment revenues
	(RMB in thousands, except percentages)			
Internet value-added services	**105,809**	**22.9%**	94,683	21.7%
Mobile and telecommunications value-added services	**65,774**	**36.9%**	59,441	36.4%
Online advertising	**21,596**	**34.3%**	16,766	40.1%
Others	**5,856**	**420.1%**	4,803	134.5%
Total cost of revenues	**199,035**		175,693	

Second Quarter of 2006 Compared to First Quarter of 2006 (Continued)

Cost of revenues for our Internet value-added services increased by 11.8% to RMB105.8 million for the second quarter of 2006 from RMB94.7 million for the first quarter of 2006. The increase reflected higher expenses associated with our bandwidth capacity and servers as usage increased and as we supported more bandwidth intensive services, such as Qzone and online games. The increase also reflected higher staff costs. We also recognized higher amounts of telecommunications operators' revenue share as the volume of our Internet value-added services increased.

Cost of revenues for our mobile and telecommunications value-added services increased by 10.7% to RMB65.8 million for the second quarter of 2006 from RMB59.4 million for the first quarter of 2006. The increase mainly reflected the higher amounts of telecommunications operators' revenue share, an increase in sharing and subscription costs relating to our content services as the volume of our mobile and telecommunications value-added services increased and higher staff costs.

Cost of revenues for our online advertising increased by 28.8% to RMB21.6 million for the second quarter of 2006 from RMB16.8 million for the first quarter of 2006. The increase mainly reflected higher staff costs as well as the increased amount of sales commission paid to advertising agencies as the scale of our advertising business grew.

Other gains, net. Other gains during the reported periods reflected primarily the interest income generated from bank deposits and other interest-earning financial assets and fair value gains on financial instruments. Other gains decreased slightly by 0.8% to RMB21.4 million for the second quarter of 2006 from RMB21.5 million for the first quarter of 2006. During the second quarter of 2006, interest rates, particularly on US dollar-denominated financial instruments, generally increased. Our average balance of cash and financial instruments, however, was lower than that for the first quarter of 2006 as a result of our share repurchase during the second quarter of 2006.

Second Quarter of 2006 Compared to First Quarter of 2006 (Continued)

Selling and marketing expenses. Selling and marketing expenses decreased by 6.2% to RMB74.8 million for the second quarter of 2006 from RMB79.7 million for the first quarter of 2006. Although we continued to actively promote our Internet value-added services and products through mid-May 2006, we reduced our selling and marketing spending during the low season period from mid-May to mid-June. As a percentage of revenues, selling and marketing expenses decreased to 10.6% in the second quarter of 2006 from 12.4% in the first quarter of 2006 as we reduced our selling and marketing expenses and also spread the expenses over a larger revenue base.

General and administrative expenses. General and administrative expenses increased by 9.7% to RMB142.4 million for the second quarter of 2006 from RMB129.8 million for the first quarter of 2006. The increase was mainly due to the continuing expansion of our strategic research and development staff as we focused on our various products and services, including IM functionalities, online games and our web portals. It was also attributable to the increased staff expenses, as the scope and scale of our business increased, and increased lease expenses relating to our rental of additional branch premises. As a percentage of revenues, general and administrative expenses increased to 20.2% in the second quarter of 2006 from 20.1% in the first quarter of 2006.

Finance costs, net. Finance costs represent foreign exchange loss and interest expenses. We recorded finance costs of RMB6.5 million for the second quarter of 2006 compared to RMB10.1 million for the first quarter of 2006. Foreign exchange loss for the second quarter of 2006 relating to our US dollar-denominated cash and investments was lower compared to that for the first quarter of 2006 when the appreciation of Renminbi had a significant impact. This improvement was partially offset by the amortization costs on the payables attributable to the Joymax group acquisition.

Income tax expenses. We recorded income tax expenses of RMB35.6 million for the second quarter of 2006 compared to RMB21.8 million for the first quarter of 2006. The increase mainly reflected the increase in our profit before tax. In addition, in the first quarter of 2006, we had a tax credit related to deferred tax assets attributable to the sales of self-developed software and technology among our group companies.

Profit for the period. As a result of the factors discussed above, profit for the period increased by 7.3% to RMB267.9 million for the second quarter of 2006 from RMB249.7 million for the first quarter of 2006. Net margin was 38.0% for the second quarter of 2006 compared to 38.7% for the first quarter of 2006.

Second Quarter of 2006 Compared to Second Quarter of 2005

The following table sets forth the figures for the second quarter of 2006 and the second quarter of 2005:

	Unaudited Three months ended 30 June	
	2006	2005
	(RMB in thousands)	
Revenues	**704,981**	333,665
Cost of revenues	**(199,035)**	(108,963)
Gross profit	**505,946**	224,702
Other gains, net	**21,357**	15,148
Selling and marketing expenses	**(74,838)**	(45,501)
General and administrative expenses	**(142,440)**	(75,596)
Operating profit	**310,025**	118,753
Finance costs, net	**(6,537)**	(51)
Profit before income tax	**303,488**	118,702
Income tax (expenses)/benefit	**(35,599)**	68,271
Profit for the period	**267,889**	186,973

Second Quarter of 2006 Compared to Second Quarter of 2005 (Continued)

Revenues. Revenues increased by 111.3% to RMB705.0 million for the second quarter of 2006 from RMB333.7 million for the second quarter of 2005, as a result of a significant increase in revenues from Internet value-added services. The following table sets forth our revenues by line of business for the second quarter of 2006 and the second quarter of 2005:

	Three months ended			
	30 June 2006		30 June 2005	
	Amount	% of total revenues	Amount	% of total revenues
	(RMB in thousands, except percentages)			
Internet value-added services	**462,260**	**65.6%**	169,883	50.9%
Mobile and telecommunications value-added services	**178,355**	**25.3%**	136,498	40.9%
Online advertising	**62,972**	**8.9%**	25,170	7.6%
Others	**1,394**	**0.2%**	2,114	0.6%
Total revenues	**704,981**	**100.0%**	333,665	100.0%

Revenues from our Internet value-added services increased by 172.1% to RMB462.3 million for the second quarter of 2006 from RMB169.9 million for the second quarter of 2005. Revenues from our various online games and online identity and community services increased significantly as we continued to enhance our existing services such as our QQ Game portal and QQ Show and built on the success of relatively new products such as QQ Fantasy, QQ Pet and Qzone.

Second Quarter of 2006 Compared to Second Quarter of 2005 (Continued)

Revenues from our mobile and telecommunications value-added services increased by 30.7% to RMB178.4 million for the second quarter of 2006 from RMB136.5 million for the second quarter of 2005. The increase mainly reflected revenues from Joymax, which we acquired in January 2006. The increase also reflected an increase in revenues from content-based SMS and an increase in revenues from 2.5G related services. Revenues from mobile voice value-added services comprising ringback tones and mobile IVR also contributed to the increase. The increase was slightly offset by the termination of the 161 Mobile Chat fee sharing arrangement with China Mobile at the end of 2004, for which revenues were recognized up through the second quarter of 2005. For a detailed description of policy changes announced in July 2006 that will affect our wireless services on China Mobile's Monternet platform, please refer to "Business Outlook" below.

Revenues from online advertising increased by 150.2% to RMB63.0 million for the second quarter of 2006 from RMB25.2 million for the second quarter of 2005. The increase in revenues reflected the growth in reach and traffic on our primary advertising platforms, QQ IM and QQ.com, our growing customer base, and some new advertising revenues relating to Internet searching functions and advertising on our game portal. The increase was also attributable to one significantly large order for a special cross-marketing promotion campaign with a consumer product customer.

Second Quarter of 2006 Compared to Second Quarter of 2005 (Continued)

Cost of revenues. Cost of revenues increased by 82.7% to RMB199.0 million for the second quarter of 2006 from RMB109.0 million for the second quarter of 2005. The increase principally reflected higher amounts of telecommunications operators' revenue share, increased bandwidth and server custody fees as we supported more bandwidth intensive services, increased sharing costs due to increases in revenues and enrichment of content and increased staff costs as we increased the number of employees to support our various services and products. As a percentage of revenues, cost of revenues decreased to 28.2% in the second quarter of 2006 from 32.7% in the second quarter of 2005. The following table sets forth our cost of revenues by line of business for the second quarter of 2006 and the second quarter of 2005:

	Three months ended			
	30 June 2006		30 June 2005	
	Amount	% of segment revenues	Amount	% of segment revenues
	(RMB in thousands, except percentages)			
Internet value-added services	105,809	22.9%	52,775	31.1%
Mobile and telecommunications value-added services	65,774	36.9%	46,535	34.1%
Online advertising	21,596	34.3%	6,813	27.1%
Others	5,856	420.1%	2,840	134.3%
Total cost of revenues	199,035		108,963	

Cost of revenues for our Internet value-added services increased by 100.5% to RMB105.8 million for the second quarter of 2006 from RMB52.8 million for the second quarter of 2005. The increase mainly reflected increased telecommunications operators' revenue share, expenses incurred to support more bandwidth intensive services, such as Qzone and online games, and increased staff costs to support our growing range of Internet value-added services. In addition, sharing and subscription costs associated with the offering of richer content services, such as our avatars and music offerings, increased.

Second Quarter of 2006 Compared to Second Quarter of 2005 (Continued)

Cost of revenues for our mobile and telecommunications value-added services increased by 41.3% to RMB65.8 million for the second quarter of 2006 from RMB46.5 million for the second quarter of 2005. The increase was due mainly to increased telecommunications operators' revenue share, an increase in sharing and subscription costs as we enriched our content and an increase in staff costs as we increased the number of employees to support our various services and products. In addition, increased telecommunications operators' revenue share and other costs relating to the services of Joymax group, which we acquired in late January 2006, contributed to the increase.

Cost of revenues for our online advertising increased by 217.0% to RMB21.6 million for the second quarter of 2006 from RMB6.8 million for the second quarter of 2005. The increase mainly reflected the increased sales commissions paid to advertising agencies as the volume of our advertising contracts increased and as we increased our usage of advertising agencies to help sell our advertising services. In addition, we continued to increase the number of staff on our online advertising sales team, and incurred further expenses to offer Internet searching functions.

Other gains, net. We recorded other gains of RMB21.4 million for the second quarter of 2006 compared to RMB15.1 million for the second quarter of 2005. The increase mainly reflected additional interest income due to the increase in US dollar-denominated interest rates and fair value gains generated from increased cash investments into interest-earning financial assets.

Selling and marketing expenses. Selling and marketing expenses increased by 64.5% to RMB74.8 million for the second quarter of 2006 from RMB45.5 million for the second quarter of 2005. The increase principally reflected increased promotional and advertising activities, higher staff costs and greater travel costs as we continued marketing several new products and established new distribution channels. In addition, we continued to increase our outsourcing as we expanded our customer support activities.

Second Quarter of 2006 Compared to Second Quarter of 2005 (Continued)

General and administrative expenses. General and administrative expenses increased by 88.4% to RMB142.4 million for the second quarter of 2006 from RMB75.6 million for the second quarter of 2005. The increase primarily reflected the increase in research and development costs as a result of an increase in the number of research and development staff and technical personnel developing new products and services to drive our future growth, including online games and IM functionalities. Staff costs also increased as a result of a higher number of staff employed to support our business expansion.

Finance costs, net. Finance costs represent foreign exchange loss and interest expenses. We recorded finance costs of RMB6.5 million for the second quarter of 2006 compared to RMB51,000 for the second quarter of 2005. The increase in finance costs recorded was due to foreign exchange loss relating to our US dollar-denominated cash and investments in connection with the appreciation of Renminbi. A significant portion of our cash and investments, consisting primarily of the proceeds from our initial public offering in 2004, is subject to the same risk, and if Renminbi continues to appreciate, we may incur further foreign exchange losses. Amortization costs on the payables attributable to the Joymax group acquisition also contributed to the increase.

Income tax benefit (expenses). We recorded income tax expenses of RMB35.6 million for the second quarter of 2006 compared to a net tax credit of RMB68.3 million for the second quarter of 2005. The net tax credit recorded in the second quarter of 2005 related to the recognition of deferred tax assets attributable to the sales of self-developed software and technology among our group companies.

Profit for the period. Profit for the period increased by 43.3% to RMB267.9 million for the second quarter of 2006 from RMB187.0 million for the second quarter of 2005. Net margin was 38.0% for the second quarter of 2006 compared to 56.0% for the second quarter of 2005.

Liquidity and Financial Resources

As at 30 June 2006 and 31 March 2006, we had the following major financial resources in the form of cash and investments:

	Unaudited 30 June 2006	31 March 2006
	(RMB in thousands)	
Cash and cash equivalents	**1,458,733**	1,679,200
Term deposits with original maturities of over three months	**711,543**	511,587
Financial assets held for trading	**286,343**	335,487
Held-to-maturity investments	**239,868**	241,386
Total	**2,696,487**	2,767,660

A large portion of our financial resources represents non-Renminbi denominated proceeds raised from our initial public offering in 2004, and is held in deposits and investments denominated in US dollars. As there are no cost-effective hedges against the appreciation of Renminbi, we have not used any means to hedge our exposure to foreign exchange risk. In addition, generally there is no effective manner to convert a significant amount of US dollars into Renminbi, which is not a freely exchangeable currency. Therefore, we may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with our deposits and investments.

We had no interest-bearing borrowings as at 30 June 2006.

During the six months ended 30 June 2006, we repurchased 18,357,000 of our ordinary shares for approximately HKD232,141,000. Such ordinary shares were subsequently cancelled. From the time of our initial public offering through 30 June 2006, we have repurchased 32,623,000 of our ordinary shares for an aggregate amount of HKD350,121,000.

Business Outlook

In July 2006, we issued a press release describing a number of policy changes for all wireless value-added services on China Mobile's Monternet platform including SMS, MMS and WAP services. Firstly, starting in July 2006, new subscribers have been given month-long free trials; after registration they are asked to confirm their subscriptions; and at the end of the trial period they are reminded of the subscription and cancellation procedures. Secondly, during August and September 2006, existing subscribers will receive SMS reminders about active subscriptions, fees being charged and cancellation procedures. China Mobile provincial subsidiaries are also expected to cancel existing WAP subscriptions that have been inactive for more than four months. In addition, we also understand that wireless service providers who are currently providing mobile chat services on the Monternet platform would have their service contracts extended until 31 December 2006 only. We are engaging in a constructive dialogue with China Mobile to discuss the possible options thereafter. We anticipate that these policies will have a negative impact on our mobile and telecommunication services as they will reduce the number of new subscribers, reduce revenues due to the free trial period and increase the churn of existing monthly subscriptions for our wireless value-added services and certain Internet services that offer wireless functionalities. To manage the challenging and uncertain operating environment around our mobile and telecommunication services, we will focus on closely interacting with China Mobile, improving our services to increase user stickiness and product differentiation, and exploring alternative ways of promoting our services under the new policies.

As we proactively manage the challenges in the wireless sector, we believe our diversified revenue model will offer an important source of stability. We will continue to invest in R&D, operations and strategic marketing to strengthen our Internet platforms and various online services.

In our core IM platform, we have implemented a number of operational measures to eliminate spam messages and enhance user password protection with good initial results. Although these measures partially offset the increase in the number of peak concurrent user accounts and active user accounts, we believe that these efforts will foster a healthy long-term growth for our platforms.

Business Outlook (Continued)

With respect to our QQ.com portal platform, we have achieved a historical milestone in its development. According to Alexa.com, our QQ.com portal has become the number 1 portal in China in terms of traffic. Alexa.com also currently ranks QQ.com as the number 5 website in the world in terms of traffic. We believe the rapid growth of QQ.com since its launch in the end of 2003 is yet another demonstration of the strength of our Internet platforms. We believe the position of QQ.com will allow us to increase our advertising revenue and contribute to the growth of our other Internet services through cross-marketing.

In our Internet value-added services, our online identities business benefited from growth in our Qzone and QQ Pet products. We are continuing to improve system performance and product experience for these products. With respect to online games, we are focusing on expanding the content of QQ Fantasy following a successful commercialization of the MMOG in the first quarter of 2006. We launched a major expansion pack in August which aimed to increase the stickiness of the game. We also launched our second advanced casual game, R2Beat, in July for open beta testing and are actively looking for new games to expand our portfolio of advanced casual games. Owing to seasonal factors, our mini casual game registered a small decline in peak concurrent users. After a period of heavy focus on building monetization mechanisms into our casual games portal, we are now shifting more of our attention to building new games and enhancing basic user experience in order to reinforce our market leadership.

Our advertising business continued to grow at a fast pace during the second quarter as we have been able to leverage the significant traffic on our IM and portal platforms. With a focus on team development, product innovation and client servicing, we believe we are well poised to capitalize on the secular growth trend in the online advertising industry in China.

Directors' Interests in Securities

As at 30 June 2006, the interests and short positions of the directors and the chief executive of the Company in the shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they have taken, or are deemed to have taken, under such provisions of the SFO); or (b) were required, pursuant to section 352 of the SFO, to be recorded in the register required to be kept by the Company; or (c) were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules, to be notified to the Company and the Stock Exchange were as follows:

(A) LONG POSITION IN THE SHARES OF THE COMPANY

Name of Director	Nature of interest	Number of shares held	Percentage of issued share capital
Ma Huateng	Corporate (Note 1)	231,683,080	13.15%
Zhang Zhidong	Corporate (Note 2)	90,085,530	5.12%

Notes:

1 These shares are held by Advance Data Services Limited, a BVI company wholly owned by Ma Huateng.

2 These shares are held by Best Update International Limited, a BVI company wholly owned by Zhang Zhidong.

Directors' Interests in Securities (Continued)

(B) LONG POSITION IN THE SHARES OF ASSOCIATED CORPORATIONS

Name of Director	Name of associated corporation	Nature of interest	Number of shares and class of shares held	Percentage of issued share capital
Ma Huateng	Shenzhen Tencent Computer Systems Company Limited	Personal	RMB9,500,000 (registered capital)	47.5%
	Shenzhen Shiji Kaixuan Technology Company Limited	Personal	RMB5,225,000 (registered capital)	47.5%
Zhang Zhidong	Shenzhen Tencent Computer Systems Company Limited	Personal	RMB4,000,000 (registered capital)	20%
	Shenzhen Shiji Kaixuan Technology Company Limited	Personal	RMB2,200,000 (registered capital)	20%

Save as disclosed above, none of the directors or chief executive and their associates, had interests or short positions in any shares, underlying shares or debentures of the Company and its associated corporations as at 30 June 2006.

Share Option Schemes

The Company has adopted two share option schemes, namely, the Pre-IPO Share Option Scheme and the Post-IPO Share Option Scheme, under which the directors may, at their discretion, grant options to employees, including any directors, of the Company or its subsidiaries to subscribe for shares in the Company, subject to the terms and conditions stipulated therein. No further options will be granted under the Pre-IPO Share Option Scheme. Movements of the options under the Pre-IPO Share Option Scheme and the Post-IPO Share Option Scheme are detailed in Note 12 to the Interim Financial Statements as included in this interim report. As at 30 June 2006, there were no outstanding share options granted to the directors of the Company.

Substantial Shareholders

As at 30 June 2006, the following persons, other than the directors or chief executive of the Company, had an interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO as recorded in the register required to be kept by the Company under section 336 of the SFO, or who was, directly or indirectly, interested in 5% or more of the issued share capital of the Company:

Long position in the shares of the Company

Name of shareholder	Nature of interest	Number of shares held	Percentage of issued share capital
MIH QQ (BVI) Limited	Corporate (Note 1)	630,240,380	35.78%
Advance Data Services Limited	Corporate (Note 2)	231,683,080	13.15%
Best Update International Limited	Corporate (Note 3)	90,085,530	5.12%
ABSA Bank Limited	Corporate (Note 4)	185,000,000	10.50%

Notes:

1 As MIH QQ (BVI) Limited is wholly owned by Naspers Limited through its intermediary companies MIH (BVI) Limited, MIH Holdings Limited and MIH Investments (Pty) Ltd, Naspers Limited, MIH (BVI) Limited, MIH Holdings Limited and MIH Investments (Pty) Ltd are deemed to be interested in the same block of 630,240,380 shares under Part XV of the SFO.

2 As Advance Data Services Limited is wholly owned by Ma Huateng, Mr. Ma has interest in these shares as disclosed under the section of "Directors' Interests in Securities".

3 As Best Update International Limited is wholly owned by Zhang Zhidong, Mr. Zhang has interest in these shares as disclosed under the section of "Directors' Interests in Securities".

4 As ABSA Bank Limited has a security interest in 185,000,000 shares, which are held by MIH QQ (BVI) Limited, and ABSA Bank Limited is wholly owned by Barclays through its intermediary company ABSA Group Limited, Barclays and ABSA Group Limited are deemed to be interested in the same block of 185,000,000 shares under Part XV of the SFO.

Save as disclosed above, the Company had not been notified of any other persons (other than a director or chief executive of the Company) who, as at 30 June 2006, had an interest or short position in the shares and underlying shares in the Company as recorded in the register required to be kept under section 336 of the SFO.

Employee and Remuneration Policies

As at 30 June 2006, the Group had 2,443 employees (30 June 2005: 1,648), most of whom are based in the Company's head office in Shenzhen, the PRC. The number of employees employed by the Group varies from time to time depending on needs and they are remunerated based on industry practice.

The remuneration policy and package of the Group's employees are periodically reviewed. Apart from pension funds and in-house training programmes, discretionary bonuses and share options may be awarded to employees according to the assessment of individual performance.

The total remuneration cost incurred by the Group for the six months ended 30 June 2006 was RMB 270.6 million (30 June 2005: RMB134.1 million).

Purchase, Sale or Redemption of the Company's Listed Securities

During the six months ended 30 June 2006, the Company repurchased 18,357,000 shares on the Stock Exchange for an aggregate consideration of HKD232,141,000 before expenses. The repurchased shares were subsequently cancelled. The repurchases were effected by the Board for the enhancement of shareholder value in the long term. Details of the shares repurchased are as follows:

Month of purchase on the Stock Exchange for the six months ended 30 June 2006	Number of shares repurchased	Purchase consideration per share		Aggregate consideration paid
		Highest price paid	Lowest price paid	
		HKD	HKD	HKD
January	4,584,000	9.75	9.50	44,227,000
February	3,471,000	9.95	9.80	34,242,000
April	10,302,000	15.10	14.05	153,672,000
Total	18,357,000			232,141,000

Save as disclosed above, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares during the period.

Audit Committee

The Audit Committee, which comprises two independent non-executive directors and one non-executive director of the Company, has reviewed the accounting principles and practices adopted by the Company and discussed auditing, internal control and financial reporting matters. The Audit Committee, together with the Auditors, has reviewed the Group's unaudited Interim Financial Statements for the three and six months ended 30 June 2006.

Adoption of Code of Conduct regarding Directors' Securities Transactions

The Company has adopted a code of conduct regarding directors' securities transactions on terms no less exacting than the required standard set out in Appendix 10 - Model Code for Securities Transactions by Directors of Listed Companies under the Listing Rules. The directors of the Company have complied with such code of conduct throughout the accounting periods covered by this interim report.

Compliance with the Code on Corporate Governance Practices

Save as disclosed in the 2005 annual report of the Company which was the position as at 31 December 2005, none of the directors of the Company is aware of any information which would reasonably indicate that the Company has not, for any part of the six months ended 30 June 2006, complied with the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 to the Listing Rules, which became effective from 1 January 2005.

As to the deviation from code provision A.2.1 of Appendix 14 to the Listing Rules, the Board will continue to review the current structure from time to time and shall make necessary changes when appropriate and inform the shareholders accordingly.

Appreciation

The dedication of the staff of the Group is the most important ingredient of our success and its continuation is critical for the Group to meet the challenges and opportunities ahead. We would like to take this opportunity to record our cordial thanks to them all.

By Order of the Board
Ma Huateng
Chairman

Hong Kong, 23 August 2006



Website 網址：www.tencent.com

Head Office

[illegible] Building, Gaoxinnanyi Avenue
[illegible] Park, [illegible] the PRC

總辦事處

[illegible]

Hong Kong Office

[illegible]

香港辦事處

[illegible]

Tencent 腾讯

TENCENT HOLDINGS LIMITED

騰訊控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 700)

ANNOUNCEMENT OF THE RESULTS FOR THE THREE AND SIX MONTHS ENDED 30 JUNE 2006

The Board of Directors (the "Board") of Tencent Holdings Limited (the "Company") is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (collectively, the "Group") for the three and six months ended 30 June 2006. These interim results have been reviewed by PricewaterhouseCoopers, the auditors of the Company (the "Auditors"), in accordance with International Standard on Review Engagements 2400 "Engagements to Review Financial Statements" issued by the International Auditing and Assurance Standards Board, and by the Audit Committee of the Company, comprising a majority of the independent non-executive directors of the Company.

CONDENSED CONSOLIDATED BALANCE SHEET
AS AT 30 JUNE 2006 AND 31 DECEMBER 2005

	Unaudited 30 June 2006 *RMB'000*	Audited 31 December 2005 *RMB'000*
ASSETS		
Non-current assets		
Fixed assets	**494,885**	365,047
Leasehold land payments	**9,908**	–
Intangible assets	**216,444**	21,432
Held-to-maturity investments	**239,868**	244,581
Deferred tax assets	**91,983**	96,362
Available-for-sale investments	**36,073**	36,073
	1,089,161	763,495
Current assets		
Inventories	**2,571**	2,647
Accounts receivable	**381,406**	222,754
Prepayments, deposits and other receivables	**62,350**	32,570
Financial assets held for trading	**286,343**	383,887
Term deposits with initial term of over three months	**711,543**	445,725
Cash and cash equivalents	**1,458,733**	1,576,044
	2,902,946	2,663,627
Total Assets	**3,992,107**	3,427,122

	Unaudited 30 June 2006 *RMB'000*	Audited 31 December 2005 *RMB'000*
EQUITY		
Shareholders' equity		
Share capital	**191**	192
Share premium	**1,439,916**	1,666,044
Share-based compensation reserve	**73,913**	40,109
Other reserves	**80,925**	66,609
Retained earnings	**1,513,330**	1,155,459
	3,108,275	2,928,413
LIABILITIES		
Non-current liabilities		
Deferred tax liabilities	**17,532**	810
Long term payable	**106,056**	–
	123,588	810
Current liabilities		
Accounts payable	**50,857**	25,555
Other payables and accruals	**353,956**	196,187
Current income tax liabilities	**47,555**	28,766
Other tax liabilities	**20,199**	13,256
Deferred revenue	**287,677**	234,135
	760,244	497,899
Total Liabilities	**883,832**	498,709
Total Equity and Liabilities	**3,992,107**	3,427,122
Net current assets	**2,142,702**	2,165,728
Total assets less current liabilities	**3,231,863**	2,929,223

CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE THREE AND SIX MONTHS ENDED 30 JUNE 2006

	Note	**Unaudited Three months ended 30 June 2006** *RMB'000*	Unaudited Three months ended 30 June 2005 *RMB'000*	**Unaudited Six months ended 30 June 2006** *RMB'000*	Unaudited Six months ended 30 June 2005 *RMB'000*
Revenues					
Internet value-added services		**462,260**	169,883	**898,798**	318,947
Mobile and telecommunications value-added services		**178,355**	136,498	**341,781**	270,769
Online advertising		**62,972**	25,170	**104,742**	40,463
Others		**1,394**	2,114	**4,965**	3,957
	2	**704,981**	333,665	**1,350,286**	634,136
Cost of revenues	5	**(199,035)**	(108,963)	**(374,728)**	(210,891)
Gross profit		**505,946**	224,702	**975,558**	423,245
Other gains, net	4	**21,357**	15,148	**42,893**	27,053
Selling and marketing expenses	5	**(74,838)**	(45,501)	**(154,586)**	(84,014)
General and administrative expenses	5	**(142,440)**	(75,596)	**(272,247)**	(144,122)
Operating profit	*	**310,025**	118,753	**591,618**	222,162
Finance costs, net		**(6,537)**	(51)	**(16,632)**	(166)
Profit before income tax		**303,488**	118,702	**574,986**	221,996
Income tax (expenses)/benefit	6	**(35,599)**	68,271	**(57,397)**	61,931
Profit for the period		**267,889**	186,973	**517,589**	283,927
Earnings per share for profit attributable to the equity holders of the Company during the period (expressed in RMB per share)					
- basic	7	**0.151**	0.106	**0.290**	0.161
- diluted	7	**0.147**	0.103	**0.282**	0.156

* *after deduction of share-based compensation charge amounting to RMB19,375,000 (for the three months ended 30 June 2005: RMB5,306,000) for the three months ended 30 June 2006 and RMB33,804,000 (for the six months ended 30 June 2005: RMB9,843,000) for the six months ended 30 June 2006.*

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE SIX MONTHS ENDED 30 JUNE 2006

	Unaudited						
	Share capital	Share premium	Share-based compensation reserve	Capital reserve	Statutory reserves	Retained earnings	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Balance at 1 January 2006	**192**	**1,666,044**	**40,109**	**20,000**	**46,609**	**1,155,459**	**2,928,413**
Profit for the period	–	–	–	–	–	517,589	517,589
Employees share option scheme:							
- value of employee services	–	–	33,804	–	–	–	33,804
- proceeds from shares issued	1	14,948	–	–	–	–	14,949
Repurchase and cancellation of shares	(2)	(241,076)	–	–	–	–	(241,078)
Profit appropriations to statutory reserves	–	–	–	–	14,316	(14,316)	–
Dividend relating to 2005 (note 8)	–	–	–	–	–	(145,402)	(145,402)
Balance at 30 June 2006	**191**	**1,439,916**	**73,913**	**20,000**	**60,925**	**1,513,330**	**3,108,275**

	Unaudited						
	Share capital	Share premium	Share-based compensation reserve	Capital reserve	Statutory reserves	Retained earnings	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Balance at 1 January 2005, as restated	192	1,777,721	5,583	20,000	32,442	816,300	2,652,238
Profit for the period	–	–	–	–	–	283,927	283,927
Employees share option scheme:							
- value of employee services	–	–	9,843	–	–	–	9,843
- proceeds from share issued	1	4,183	–	–	–	–	4,184
Profit appropriations to statutory reserves	–	–	–	–	14,167	(14,167)	–
Dividend relating to 2004	–	–	–	–	–	(132,036)	(132,036)
Balance at 30 June 2005	193	1,781,904	15,426	20,000	46,609	954,024	2,818,156

CONDENSED CONSOLIDATED CASH FLOW STATEMENT FOR THE SIX MONTHS ENDED 30 JUNE 2006

	Unaudited Six months ended 30 June	
	2006	2005
	RMB'000	*RMB'000*
Net cash flows from operating activities	**683,999**	222,685
Net cash flows (used in)/from investing activities	**(421,277)**	169,963
Net cash flows used in financing activities	**(371,531)**	(127,997)
(Decrease)/increase in cash and cash equivalents	**(108,809)**	264,651
Cash and cash equivalents at beginning of period	**1,576,044**	859,841
Exchange losses on cash and cash equivalents	**(8,502)**	–
Cash and cash equivalents at end of period	**1,458,733**	1,124,492

Notes

1 **General information, basis of preparation and presentation**

The Company was incorporated in the Cayman Islands. The shares of the Company have been listed on the Main Board of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") since 16 June 2004.

The Company is an investment holding company. The Group is principally engaged in the provision of Internet and mobile value-added services and online advertising services to users in the People's Republic of China (the "PRC").

The condensed consolidated balance sheet as at 30 June 2006 and related condensed consolidated income statement for the three and six months ended 30 June 2006, condensed consolidated statements of cash flow and changes in shareholders' equity for the six months then ended (collectively defined as the "Interim Financial Statements") of the Group are prepared in accordance with International Accounting Standard ("IAS") 34, "Interim Financial Reporting" issued by the International Accounting Standards Board.

The Interim Financial Statements should be read in conjunction with the Auditors' report and the audited consolidated financial statements of the Group for the year ended 31 December 2005 (the "2005 Financial Statements") as set out in the 2005 annual report of the Company dated 22 March 2006.

The accounting policies and method of computation used in the preparation of the Interim Financial Statements are consistent with those used in the 2005 Financial Statements, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") under the historical cost convention, as modified by the revaluation of available-for-sale investments and financial assets held for trading.

Assessment and adoption of revised/new IFRS, interpretations and amendments

The following new standards, amendments and interpretations to existing standards have been published and are mandatory for the financial year ending 31 December 2006.

IAS 19 (Amendment)	Actuarial Gains and Losses, Group Plans and Disclosures
IAS 21 (Amendment)	Net Investment in a Foreign Operation
IAS 39 (Amendment)	The Fair Value Option
IAS 39 (Amendment)	Cash Flow Hedge Accounting of Forecast Intragroup Transactions
IAS 39 and IFRS 4 (Amendment)	Financial Guarantee Contracts
IFRIC 4	Determining whether an Arrangement Contains a Lease

Management has assessed the relevance of these new standards, interpretations and amendment with respect to the Group's operations and their impact on the Group's accounting policies. In summary:

IAS 19 (Amendment), IAS 39 (Amendment) - Cash Flow Hedge Accounting of Forecast Intragroup Transactions, IAS 39 and IFRS 4 (Amendment) - Financial Guarantee Contracts, are not relevant to the Group's operations.

IAS 39 (Amendment) - The fair value option, IAS 21 (Amendment) — Net Investment in a Foreign Operation and IFRIC 4 did not result in substantial changes to the Group's accounting policies.

2 Segment information

Business segment is the Group's primary basis of segment reporting. The business segment information of the Group for the three and six months ended 30 June 2006 and 2005 are presented as follows:

	Unaudited Three months ended 30 June 2006				
	Internet value-added services	Mobile and telecommunications value-added services	Online advertising	Others	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Revenues	**462,260**	**178,355**	**62,972**	**1,394**	**704,981**
Gross profit/(loss)	**356,451**	**112,581**	**41,376**	**(4,462)**	**505,946**
Other gains, net					**21,357**
Selling and marketing expenses					**(74,838)**
General and administrative expenses					**(142,440)**
Operating profit					**310,025**
Finance costs, net					**(6,537)**
Profit before income tax					**303,488**
Income tax expenses					**(35,599)**
Profit for the period					**267,889**

	Unaudited Three months ended 30 June 2005				
	Internet value-added services	Mobile and telecommunications value-added services	Online advertising	Others	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Revenues	169,883	136,498	25,170	2,114	333,665
Gross profit/(loss)	117,108	89,963	18,357	(726)	224,702
Other gains, net					15,148
Selling and marketing expenses					(45,501)
General and administrative expenses					(75,596)
Operating profit					118,753
Finance costs, net					(51)
Profit before income tax					118,702
Income tax benefit					68,271
Profit for the period					186,973

	Unaudited Six months ended 30 June 2006				
	Internet value-added services	Mobile and telecommunications value-added services	Online advertising	Others	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Revenues	**898,798**	**341,781**	**104,742**	**4,965**	**1,350,286**
Gross profit/(loss)	**698,306**	**216,566**	**66,380**	**(5,694)**	**975,558**
Other gains, net					**42,893**
Selling and marketing expenses					**(154,586)**
General and administrative expenses					**(272,247)**
Operating profit					**591,618**
Finance costs, net					**(16,632)**
Profit before income tax					**574,986**
Income tax expenses					**(57,397)**
Profit for the period					**517,589**

	Unaudited Six months ended 30 June 2005				
	Internet value-added services	Mobile and telecommunications value-added services	Online advertising	Others	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Revenues	318,947	270,769	40,463	3,957	634,136
Gross profit/(loss)	223,595	174,168	27,665	(2,183)	423,245
Other gains, net					27,053
Selling and marketing expenses					(84,014)
General and administrative expenses					(144,122)
Operating profit					222,162
Finance costs, net					(166)
Profit before income tax					221,996
Income tax benefit					61,931
Profit for the period					283,927

3 **Share option**

(a) **Share option schemes**

The Company has adopted two share option schemes for the purpose of providing incentives to its directors, eligible employees and consultants: the Pre-IPO Share Option Scheme and the Post-IPO Share Option Scheme.

As at the listing date of the Company on 16 June 2004, all options under the Pre-IPO Share Option Scheme had been granted. The maximum number of shares in respect of which options may be granted under the Post-IPO Share Option Scheme, and under any other share option scheme of the Company (including the Pre-IPO Share Option Scheme), shall not exceed 10% of the relevant class of securities of the Company in issue as at the date of the IPO.

(b) **Movements in share options**

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	Pre-IPO Share Option Scheme		Post-IPO Share Option Scheme		Total
	Average exercise price	No. of options	Average exercise price	No. of options	No. of options
At 1 January 2005	USD0.0849	50,406,917	HKD3.6650	6,300,961	56,707,878
Granted	–	–	HKD4.6470	22,491,048	22,491,048
Exercised	USD0.0658	(7,671,936)	–	–	(7,671,936)
Lapsed	USD0.2076	(600,850)	HKD4.0772	(1,649,657)	(2,250,507)
At 30 June 2005	USD0.0867	42,134,131	HKD4.5372	27,142,352	69,276,483
At 1 January 2006	**USD0.0933**	**31,574,357**	**HKD6.1627**	**51,293,646**	**82,868,003**
Granted	**–**	**–**	**HKD11.5500**	**10,950,000**	**10,950,000**
Exercised	**USD0.0852**	**(8,233,043)**	**HKD4.2807**	**(2,069,812)**	**(10,302,855)**
Lapsed	**USD0.1967**	**(156,940)**	**HKD4.7605**	**(1,408,776)**	**(1,565,716)**
At 30 June 2006	**USD0.0955**	**23,184,374**	**HKD7.2664**	**58,765,058**	**81,949,432**

During the six months ended 30 June 2006, no share options were granted to the directors of the Company or any consultants.

Out of the 81,949,432 options outstanding as at 30 June 2006 (30 June 2005: 69,276,483 options), 21,470,156 options (30 June 2005: 19,833,494) were exercisable. Options exercised during the six months ended 30 June 2006 resulted in 10,302,855 ordinary shares issued. The weighted average price of the shares at the time these options were exercised was HKD 12.9647 (equivalent to approximately RMB 13.3459) per share.

4 **Other gains, net**

	Unaudited Three months ended 30 June		Unaudited Six months ended 30 June	
	2006	2005	**2006**	2005
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Interest income	**18,302**	9,165	**35,637**	18,022
Fair value gains on financial assets held for trading	**3,055**	5,252	**7,256**	8,300
Others	**–**	731	**–**	731
	21,357	15,148	**42,893**	27,053

5 **Expenses by nature**

	Unaudited Three months ended 30 June		Unaudited Six months ended 30 June	
	2006	2005	**2006**	2005
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Employee benefits expenses *(Note)*	**144,758**	72,278	**270,635**	134,099
Mobile and telecom charges and bandwidth and server custody fees	**113,214**	66,101	**211,900**	132,916
Promotion and advertising expenses	**40,650**	22,062	**82,905**	39,647
Travelling and entertainment expenses	**17,607**	12,361	**35,433**	22,739
Depreciation of fixed assets *(Note)*	**25,588**	11,372	**47,597**	21,375
Amortisation of intangible assets	**6,773**	352	**12,016**	352
Operating lease rentals in respect of office buildings	**9,123**	6,717	**15,984**	12,074
Value-added tax paid upon transfer of software within the Group	**–**	–	**1,500**	–
Other expenses	**58,600**	38,817	**123,591**	75,825
Total cost of revenues, selling and marketing expenses and general and administrative expenses	**416,313**	230,060	**801,561**	439,027

Note:

Research and development expenses were RMB72,356,000 (for the three months ended 30 June 2005: RMB32,527,000) and RMB135,276,000 (for the six months ended 30 June 2005: RMB59,092,000) for the three and six months ended 30 June 2006, respectively. The expenses included employee benefit expenses of RMB61,241,000 and depreciation of fixed assets of RMB9,449,000 (for the three months ended 30 June 2005: RMB26,510,000 and RMB4,423,000, respectively) for the three months ended 30 June 2006 and employee benefit expenses of RMB113,164,000 and depreciation of fixed assets of RMB17,963,000 (for the six months ended 30 June 2005: RMB48,766,000 and RMB7,725,000, respectively) for the six months ended 30 June 2006. The Group had not capitalised any research and development expenses for the six months ended 30 June 2006 (for the six months ended 30 June 2005: Nil).

6 **Income tax (expenses)/benefit**

(i) Cayman Islands and British Virgin Islands Profits Tax

The Group has not been subject to any taxation in these jurisdictions for the six months ended 30 June 2006 and 2005, respectively.

(ii) Hong Kong Profits Tax

No Hong Kong profits tax has been provided as the Group has no assessable profit arising in Hong Kong for the six months ended 30 June 2006 and 2005, respectively.

(iii) PRC Enterprise Income Tax

PRC Enterprise Income Tax ("EIT") has been provided on the assessable income of entities within the Group incorporated in the PRC for the six months ended 30 June 2006 and 2005, calculated in accordance with the relevant regulations of the PRC after considering the available tax benefits from refunds and allowances.

Certain direct and indirect subsidiaries of the Company are registered in the PRC. The EIT tax rates applicable to these companies for the six months ended 30 June 2006 range from 0% to 15%.

The taxation charges of the Group for the six months ended 30 June 2006 and 2005 are analysed as follows:

	Unaudited Three months ended 30 June		**Unaudited Six months ended 30 June**	
	2006	2005	**2006**	2005
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
PRC current tax	**24,830**	18,119	**47,476**	24,459
Deferred tax	**10,769**	(86,390)	**9,921**	(86,390)
	35,599	(68,271)	**57,397**	(61,931)

The tax on the Group's profit before income tax differs from the theoretical amount that would arise using the tax rate of 15%, the tax rate applicable in Shenzhen and High Technology Zone in Beijing, the PRC, where the principal activities of the Group are conducted. The difference is analysed as follows:

	Unaudited Three months ended 30 June		Unaudited Six months ended 30 June	
	2006	2005	**2006**	2005
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Profit before income tax	**303,488**	118,702	**574,986**	221,996
Tax calculated at a tax rate of 15%	**45,523**	17,805	**86,248**	33,299
Effects of different tax rates available to different companies of the Group	**6,182**	(1,497)	**10,734**	(2,953)
Effects of tax holiday on assessable profit of subsidiaries	**(23,854)**	3,097	**(52,764)**	(979)
Expenses not deductible for tax purposes	**7,748**	794	**13,179**	1,452
Utilisation of previously unrecognised tax assets/ deferred tax assets not recognised	**–**	(1,091)	**–**	(6,760)
Recognition of previously unrecognised deferred tax assets	**–**	(88,638)	**–**	(88,638)
Unrecognised tax losses	**–**	1,259	**–**	2,648
Tax charge/(credit)	**35,599**	(68,271)	**57,397**	(61,931)

7 Earnings per share

Basic

Basic earnings per share ("EPS") are calculated by dividing the profit for the periods by the weighted average number of ordinary shares in issue during each period.

	Unaudited Three months ended 30 June		Unaudited Six months ended 30 June	
	2006	2005	**2006**	2005
Profit attributable to the equity holders of the Company for the period (RMB'000)	**267,889**	186,973	**517,589**	283,927
Weighted average number of ordinary shares in issue (thousand shares)	**1,771,006**	1,771,925	**1,781,989**	1,768,895
Basic EPS (RMB per share)	**0.151**	0.106	**0.290**	0.161

Diluted

Diluted EPS is calculated by adjusting the weighted average number of ordinary shares outstanding by the assumption of the conversion of all potential dilutive ordinary shares arising from share options granted by the Company (collectively forming the denominator for computing the diluted EPS). A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average

market price of the Company's shares during the periods) based on the monetary value of the subscription rights attached to the outstanding share options. The number of shares so calculated is compared against the number of shares that would have been issued assuming the exercise of the share options. The difference is added to the denominator as an issue of ordinary shares for no consideration. No adjustment is made to earnings (numerator).

	Unaudited Three months ended 30 June		**Unaudited Six months ended 30 June**	
	2006	2005	**2006**	2005
Profit attributable to the equity holders of the Company for the period (RMB'000)	**267,889**	186,973	**517,589**	283,927
Weighted average number of ordinary shares in issue (thousand shares)	**1,771,006**	1,771,925	**1,781,989**	1,768,895
Adjustments for share options (thousand shares)	**56,093**	43,718	**52,840**	45,540
Weighted average number of ordinary shares for the calculation of diluted earnings per share (thousand shares)	**1,827,099**	1,815,643	**1,834,829**	1,814,435
Diluted EPS (RMB per share)	**0.147**	0.103	**0.282**	0.156

8 **Dividends**

A final dividend for 2005 of HKD0.08 per share, totalling approximately HKD140,635,000 (equivalent RMB145,402,000) (2004: HKD124,052,000 (equivalent RMB132,036,000)), was proposed pursuant to a resolution passed by the Board on 22 March 2006, and was approved by the shareholders in the annual general meeting held on 24 May 2006. Such dividends have been shown as an appropriation in these Interim Financial Statements and been paid as at 30 June 2006.

OPERATING INFORMATION

The following table sets forth certain operating statistics relating to our IM community and value-added services as at the dates and for the periods presented:

	For the 15-day period ended 30 June 2006	For the 16-day period ended 31 March 2006	Percentage change
	(in millions)		
Registered IM user accounts (at end of period)	**549.0**	531.5	3.3%
Active user accounts (at end of period)	**224.2**	220.5	1.7%
Peak simultaneous online user accounts (for the quarter)	**20.1**	19.6	2.6%
Average daily user hours	**301.7**	272.2	10.8%
Average daily messages[(1)]	**3,334.1**	2,883.8	15.6%
Fee-based Internet value-added services registered subscriptions (at end of period)	**14.7**	13.5	8.9%
Fee-based mobile and telecommunications value-added services registered subscriptions (at end of period)[(2)]	**10.1**	9.5	6.3%

(1) Average daily messages include messages exchanged between PCs only and exclude messages exchanged with mobile handsets.

(2) The registered subscriptions include registered subscriptions for services provided directly by us or through mobile operators.

Our IM platform generally showed healthy growth in the second quarter of 2006. The growth in user accounts, both registered IM user accounts and active user accounts, mainly reflected the continuing organic growth of our services, partly reduced by our increased effort in limiting the activity of certain accounts which were used for spamming other users. The growth in fee-based registered subscriptions resulted from our focus to enhance user experience for our services, our targeted marketing and our efforts to cross-market our value-added services to the users of our Internet platforms such as IM, QQ Game portal and QQ.com portal.

FINANCIAL PERFORMANCE HIGHLIGHTS

First Half of 2006

The following table sets forth the figures for the first half of 2006 and the first half of 2005:

	Unaudited Six months ended 30 June	
	2006	2005
	(RMB in thousands)	
Revenues	**1,350,286**	634,136
Cost of revenues	**(374,728)**	(210,891)
Gross profit	**975,558**	423,245
Other gains, net	**42,893**	27,053
Selling and marketing expenses	**(154,586)**	(84,014)
General and administrative expenses	**(272,247)**	(144,122)
Operating profit	**591,618**	222,162
Finance costs, net	**(16,632)**	(166)
Profit before income tax	**574,986**	221,996
Income tax (expenses)/benefit	**(57,397)**	61,931
Profit for the period	**517,589**	283,927

Revenues. Revenues increased by 112.9% to RMB1,350.3 million for the first half of 2006 from RMB634.1 million for the first half of 2005.

	Six months ended			
	30 June 2006		30 June 2005	
	Amount	% of total revenues	Amount	% of total revenues
	(RMB in thousands, except percentages)			
Internet value-added services	**898,798**	**66.6%**	318,947	50.3%
Mobile and telecommunications value-added services	**341,781**	**25.3%**	270,769	42.7%
Online advertising	**104,742**	**7.8%**	40,463	6.4%
Others	**4,965**	**0.3%**	3,957	0.6%
Total revenues	**1,350,286**	**100.0%**	634,136	100.0%

Cost of revenues. Cost of revenues increased by 77.7% to RMB374.7 million for the first half of 2006 from RMB210.9 million for the first half of 2005.

	Six months ended			
	30 June 2006		30 June 2005	
	Amount	% of segment revenues	Amount	% of segment revenues
	(RMB in thousands, except percentages)			
Internet value-added services	**200,492**	**22.3%**	95,352	29.9%
Mobile and telecommunications value-added services	**125,215**	**36.6%**	96,601	35.7%
Online advertising	**38,362**	**36.6%**	12,798	31.6%
Others	**10,659**	**214.7%**	6,140	155.2%
Total cost of revenues	**374,728**		210,891	

Second Quarter of 2006

Our unaudited consolidated revenues for the second quarter of 2006 were RMB705.0 million, an increase of 111.3% over the same period in 2005 and an increase of 9.2% from the first quarter of 2006.

Revenues from our Internet value-added services for the second quarter of 2006 were RMB462.3 million, an increase of 172.1% over the same period in 2005 and an increase of 5.9% from the first quarter of 2006.

Revenues from our mobile and telecommunications value-added services for the second quarter of 2006 were RMB178.4 million, an increase of 30.7% over the same period in 2005 and an increase of 9.1% from the first quarter of 2006.

Revenues from online advertising for the second quarter of 2006 were RMB63.0 million, an increase of 150.2% over the same period in 2005 and an increase of 50.8% from the first quarter of 2006.

Cost of revenues for the second quarter of 2006 were RMB199.0 million, an increase of 82.7% over the same period in 2005 and an increase of 13.3% from the first quarter of 2006.

Selling and marketing expenses for the second quarter of 2006 were RMB74.8 million, an increase of 64.5% over the same period in 2005 and a decrease of 6.2% from the first quarter of 2006.

General and administrative expenses for the second quarter of 2006 were RMB142.4 million, an increase of 88.4% over the same period in 2005 and an increase of 9.7% from the first quarter of 2006.

Operating profit for the second quarter of 2006 was RMB310.0 million, representing an increase of 161.1% over the same period in 2005 and an increase of 10.1% quarter on quarter. As a percentage of revenues, operating profit represented 44.0% for the second quarter of 2006, compared to 35.6% for the same period of 2005 and 43.6% for the first quarter of 2006.

Profit for the second quarter of 2006 was RMB267.9 million, representing an increase of 43.3% over the same period in 2005 and an increase of 7.3% from the first quarter of 2006. As a percentage of revenues, profit for the period represented 38.0% for the second quarter of 2006, compared to 56.0% for the same period of 2005 and 38.7% for the first quarter of 2006.

MANAGEMENT DISCUSSION AND ANALYSIS

Second Quarter of 2006 Compared to First Quarter of 2006

The following table sets forth the figures for the second quarter of 2006 and the first quarter of 2006:

	Unaudited Three months ended	
	30 June 2006	**31 March 2006**
	(RMB in thousands)	
Revenues	**704,981**	645,305
Cost of revenues	**(199,035)**	(175,693)
Gross profit	**505,946**	469,612
Other gains, net	**21,357**	21,536
Selling and marketing expenses	**(74,838)**	(79,748)
General and administrative expenses	**(142,440)**	(129,807)
Operating profit	**310,025**	281,593
Finance costs, net	**(6,537)**	(10,095)
Profit before income tax	**303,488**	271,498
Income tax expenses	**(35,599)**	(21,798)
Profit for the period	**267,889**	249,700

Revenues. Revenues increased by 9.2% to RMB705.0 million for the second quarter of 2006 from RMB645.3 million for the first quarter of 2006. The following table sets forth our revenues by line of business for the second quarter of 2006 and the first quarter of 2006:

	Three months ended			
	30 June 2006		31 March 2006	
	Amount	% of total revenues	Amount	% of total revenues
	(RMB in thousands, except percentages)			
Internet value-added services	**462,260**	**65.6%**	436,538	67.6%
Mobile and telecommunications value-added services	**178,355**	**25.3%**	163,426	25.3%
Online advertising	**62,972**	**8.9%**	41,770	6.5%
Others	**1,394**	**0.2%**	3,571	0.6%
Total revenues	**704,981**	**100.0%**	645,305	100.0%

Revenues from our Internet value-added services increased by 5.9% to RMB462.3 million for the second quarter of 2006 from RMB436.5 million for the first quarter of 2006. Our online identity and community business, including QQ Show, QQ Pet, an Internet-based virtual pet, and Qzone, a personal homepage that bundles avatars, blog, photo album and online music, continued to grow. We also benefited from the growth of our online games. In addition, Premium QQ grew as we began to bundle some of our other value-added services, including QQ Magic, E-cards, self-defined personal icons and QQ Ring into its service package during the second quarter of 2006.

Revenues from our mobile and telecommunications value-added services increased by 9.1% to RMB178.4 million for the second quarter of 2006 from RMB163.4 million for the first quarter of 2006. This increase reflected the growth in our content-based services, as well as the revenues attributable to Joymax group, which was acquired in late January 2006, being reflected for the full quarter. In addition, revenues from our 2.5G services grew as a result of increased promotion for both WAP and MMS. Revenues from mobile voice value-added services comprising ringback tones and mobile IVR also grew. Such increase in revenues were partially offset by the slight decrease in revenues from our communication-based SMS services. For a detailed description of policy changes announced in July 2006 that will affect our wireless services on China Mobile's Monternet platform, please refer to "Business Outlook" below.

Revenues from online advertising increased by 50.8% to RMB63.0 million for the second quarter of 2006 from RMB41.8 million for the first quarter of 2006. The increase was mainly attributable to one significantly large order for a special cross-marketing promotion campaign with a consumer product customer, increased volume through agency sales and the increase in advertising on our QQ Game portal. Advertising revenues relating to the Internet searching functions also grew.

Cost of revenues. Cost of revenues increased by 13.3% to RMB199.0 million for the second quarter of 2006 from RMB175.7 million for the first quarter of 2006. The increase principally reflected increase in bandwidth and server custody fees as our business volume

expanded, an increase in telecommunications operators' revenue share and increased staff costs. As a percentage of revenues, cost of revenues increased to 28.2% for the second quarter of 2006 from 27.2% for the first quarter of 2006. The following table sets forth our cost of revenues by line of business for the second quarter of 2006 and the first quarter of 2006:

	Three months ended			
	30 June 2006		**31 March 2006**	
	Amount	**% of segment revenues**	**Amount**	**% of segment revenues**
	(RMB in thousands, except percentages)			
Internet value-added services	**105,809**	**22.9%**	94,683	21.7%
Mobile and telecommunications value-added services	**65,774**	**36.9%**	59,441	36.4%
Online advertising	**21,596**	**34.3%**	16,766	40.1%
Others	**5,856**	**420.1%**	4,803	134.5%
Total cost of revenues	**199,035**		175,693	

Cost of revenues for our Internet value-added services increased by 11.8% to RMB105.8 million for the second quarter of 2006 from RMB94.7 million for the first quarter of 2006. The increase reflected higher expenses associated with our bandwidth capacity and servers as usage increased and as we supported more bandwidth intensive services, such as Qzone and online games. The increase also reflected higher staff costs. We also recognized higher amounts of telecommunications operators' revenue share as the volume of our Internet value-added services increased.

Cost of revenues for our mobile and telecommunications value-added services increased by 10.7% to RMB65.8 million for the second quarter of 2006 from RMB59.4 million for the first quarter of 2006. The increase mainly reflected the higher amounts of telecommunications operators' revenue share, an increase in sharing and subscription costs relating to our content services as the volume of our mobile and telecommunications value-added services increased and higher staff costs.

Cost of revenues for our online advertising increased by 28.8% to RMB21.6 million for the second quarter of 2006 from RMB16.8 million for the first quarter of 2006. The increase mainly reflected higher staff costs as well as the increased amount of sales commission paid to advertising agencies as the scale of our advertising business grew.

Other gains, net. Other gains during the reported periods reflected primarily the interest income generated from bank deposits and other interest-earning financial assets and fair value gains on financial instruments. Other gains decreased slightly by 0.8% to RMB21.4 million for the second quarter of 2006 from RMB21.5 million for the first quarter of 2006. During the second quarter of 2006, interest rates, particularly on US dollar-denominated financial instruments, generally increased. Our average balance of cash and financial instruments, however, was lower than that for the first quarter of 2006 as a result of our share repurchase during the second quarter of 2006.

Selling and marketing expenses. Selling and marketing expenses decreased by 6.2% to RMB74.8 million for the second quarter of 2006 from RMB79.7 million for the first quarter of 2006. Although we continued to actively promote our Internet value-added services and products through mid-May 2006, we reduced our selling and marketing spending during the low season period from mid-May to mid-June. As a percentage of revenues, selling and marketing expenses decreased to 10.6% in the second quarter of 2006 from 12.4% in the first quarter of 2006 as we reduced our selling and marketing expenses and also spread the expenses over a larger revenue base.

General and administrative expenses. General and administrative expenses increased by 9.7% to RMB142.4 million for the second quarter of 2006 from RMB129.8 million for the first quarter of 2006. The increase was mainly due to the continuing expansion of our strategic research and development staff as we focused on our various products and services, including IM functionalities, online games and our web portals. It was also attributable to the increased staff expenses, as the scope and scale of our business increased, and increased lease expenses relating to our rental of additional branch premises. As a percentage of revenues, general and administrative expenses increased to 20.2% in the second quarter of 2006 from 20.1% in the first quarter of 2006.

Finance costs, net. Finance costs represent foreign exchange loss and interest expenses. We recorded finance costs of RMB6.5 million for the second quarter of 2006 compared to RMB10.1 million for the first quarter of 2006. Foreign exchange loss for the second quarter of 2006 relating to our US dollar-denominated cash and investments was lower compared to that for the first quarter of 2006 when the appreciation of Renminbi had a significant impact. This improvement was partially offset by the amortization costs on the payables attributable to the Joymax group acquisition.

Income tax expenses. We recorded income tax expenses of RMB35.6 million for the second quarter of 2006 compared to RMB21.8 million for the first quarter of 2006. The increase mainly reflected the increase in our profit before tax. In addition, in the first quarter of 2006, we had a tax credit related to deferred tax assets attributable to the sales of self-developed software and technology among our group companies.

Profit for the period. As a result of the factors discussed above, profit for the period increased by 7.3% to RMB267.9 million for the second quarter of 2006 from RMB249.7 million for the first quarter of 2006. Net margin was 38.0% for the second quarter of 2006 compared to 38.7% for the first quarter of 2006.

Second Quarter of 2006 Compared to Second Quarter of 2005

The following table sets forth the figures for the second quarter of 2006 and the second quarter of 2005:

	Unaudited Three months ended 30 June	
	2006	2005
	(RMB in thousands)	
Revenues	**704,981**	333,665
Cost of revenues	**(199,035)**	(108,963)
Gross profit	**505,946**	224,702
Other gains, net	**21,357**	15,148
Selling and marketing expenses	**(74,838)**	(45,501)
General and administrative expenses	**(142,440)**	(75,596)
Operating profit	**310,025**	118,753
Finance costs, net	**(6,537)**	(51)
Profit before income tax	**303,488**	118,702
Income tax (expenses)/benefit	**(35,599)**	68,271
Profit for the period	**267,889**	186,973

Revenues. Revenues increased by 111.3% to RMB705.0 million for the second quarter of 2006 from RMB333.7 million for the second quarter of 2005, as a result of a significant increase in revenues from Internet value-added services. The following table sets forth our revenues by line of business for the second quarter of 2006 and the second quarter of 2005:

	Three months ended			
	30 June 2006		**30 June 2005**	
	Amount	**% of total revenues**	**Amount**	**% of total revenues**
	(RMB in thousands, except percentages)			
Internet value-added services	**462,260**	**65.6%**	169,883	50.9%
Mobile and telecommunications value-added services	**178,355**	**25.3%**	136,498	40.9%
Online advertising	**62,972**	**8.9%**	25,170	7.6%
Others	**1,394**	**0.2%**	2,114	0.6%
Total revenues	**704,981**	**100.0%**	333,665	100.0%

Revenues from our Internet value-added services increased by 172.1% to RMB462.3 million for the second quarter of 2006 from RMB169.9 million for the second quarter of 2005. Revenues from our various online games and online identity and community services increased significantly as we continued to enhance our existing services such as our QQ Game portal and QQ Show and built on the success of relatively new products such as QQ Fantasy, QQ Pet and Qzone.

Revenues from our mobile and telecommunications value-added services increased by 30.7% to RMB178.4 million for the second quarter of 2006 from RMB136.5 million for the second quarter of 2005. The increase mainly reflected revenues from Joymax, which we acquired in January 2006. The increase also reflected an increase in revenues from content-based SMS and an increase in revenues from 2.5G related services. Revenues from mobile voice value-added services comprising ringback tones and mobile IVR also contributed to the increase. The increase was slightly offset by the termination of the 161 Mobile Chat fee sharing arrangement with China Mobile at the end of 2004, for which revenues were recognized up through the second quarter of 2005. For a detailed description of policy changes announced in July 2006 that will affect our wireless services on China Mobile's Monternet platform, please refer to "Business Outlook" below.

Revenues from online advertising increased by 150.2% to RMB63.0 million for the second quarter of 2006 from RMB25.2 million for the second quarter of 2005. The increase in revenues reflected the growth in reach and traffic on our primary advertising platforms, QQ IM and QQ.com, our growing customer base, and some new advertising revenues relating to Internet searching functions and advertising on our game portal. The increase was also attributable to one significantly large order for a special cross-marketing promotion campaign with a consumer product customer.

Cost of revenues. Cost of revenues increased by 82.7% to RMB199.0 million for the second quarter of 2006 from RMB109.0 million for the second quarter of 2005. The increase principally reflected higher amounts of telecommunications operators' revenue share, increased bandwidth and server custody fees as we supported more bandwidth intensive services, increased sharing costs due to increases in revenues and enrichment of content and increased staff costs as we increased the number of employees to support our various services

and products. As a percentage of revenues, cost of revenues decreased to 28.2% in the second quarter of 2006 from 32.7% in the second quarter of 2005. The following table sets forth our cost of revenues by line of business for the second quarter of 2006 and the second quarter of 2005:

	Three months ended			
	30 June 2006		30 June 2005	
	Amount	% of segment revenues	Amount	% of segment revenues
	(RMB in thousands, except percentages)			
Internet value-added services	**105,809**	**22.9%**	52,775	31.1%
Mobile and telecommunications value-added services	**65,774**	**36.9%**	46,535	34.1%
Online advertising	**21,596**	**34.3%**	6,813	27.1%
Others	**5,856**	**420.1%**	2,840	134.3%
Total cost of revenues	**199,035**		108,963	

Cost of revenues for our Internet value-added services increased by 100.5% to RMB105.8 million for the second quarter of 2006 from RMB52.8 million for the second quarter of 2005. The increase mainly reflected increased telecommunications operators' revenue share, expenses incurred to support more bandwidth intensive services, such as Qzone and online games, and increased staff costs to support our growing range of Internet value-added services. In addition, sharing and subscription costs associated with the offering of richer content services, such as our avatars and music offerings, increased.

Cost of revenues for our mobile and telecommunications value-added services increased by 41.3% to RMB65.8 million for the second quarter of 2006 from RMB46.5 million for the second quarter of 2005. The increase was due mainly to increased telecommunications operators' revenue share, an increase in sharing and subscription costs as we enriched our content and an increase in staff costs as we increased the number of employees to support our various services and products. In addition, increased telecommunications operators' revenue share and other costs relating to the services of Joymax group, which we acquired in late January 2006, contributed to the increase.

Cost of revenues for our online advertising increased by 217.0% to RMB21.6 million for the second quarter of 2006 from RMB6.8 million for the second quarter of 2005. The increase mainly reflected the increased sales commissions paid to advertising agencies as the volume of our advertising contracts increased and as we increased our usage of advertising agencies to help sell our advertising services. In addition, we continued to increase the number of staff on our online advertising sales team, and incurred further expenses to offer Internet searching functions.

Other gains, net. We recorded other gains of RMB21.4 million for the second quarter of 2006 compared to RMB15.1 million for the second quarter of 2005. The increase mainly reflected additional interest income due to the increase in US dollar-denominated interest rates and fair value gains generated from increased cash investments into interest-earning financial assets.

Selling and marketing expenses. Selling and marketing expenses increased by 64.5% to RMB74.8 million for the second quarter of 2006 from RMB45.5 million for the second quarter of 2005. The increase principally reflected increased promotional and advertising activities, higher staff costs and greater travel costs as we continued marketing several new products and established new distribution channels. In addition, we continued to increase our outsourcing as we expanded our customer support activities.

General and administrative expenses. General and administrative expenses increased by 88.4% to RMB142.4 million for the second quarter of 2006 from RMB75.6 million for the second quarter of 2005. The increase primarily reflected the increase in research and development costs as a result of an increase in the number of research and development staff and technical personnel developing new products and services to drive our future growth, including online games and IM functionalities. Staff costs also increased as a result of a higher number of staff employed to support our business expansion.

Finance costs, net. Finance costs represent foreign exchange loss and interest expenses. We recorded finance costs of RMB6.5 million for the second quarter of 2006 compared to RMB51,000 for the second quarter of 2005. The increase in finance costs recorded was due to foreign exchange loss relating to our US dollar-denominated cash and investments in connection with the appreciation of Renminbi. A significant portion of our cash and investments, consisting primarily of the proceeds from our initial public offering in 2004, is subject to the same risk, and if Renminbi continues to appreciate, we may incur further foreign exchange losses. Amortization costs on the payables attributable to the Joymax group acquisition also contributed to the increase.

Income tax benefit (expenses). We recorded income tax expenses of RMB35.6 million for the second quarter of 2006 compared to a net tax credit of RMB68.3 million for the second quarter of 2005. The net tax credit recorded in the second quarter of 2005 related to the recognition of deferred tax assets attributable to the sales of self-developed software and technology among our group companies.

Profit for the period. Profit for the period increased by 43.3% to RMB267.9 million for the second quarter of 2006 from RMB187.0 million for the second quarter of 2005. Net margin was 38.0% for the second quarter of 2006 compared to 56.0% for the second quarter of 2005.

LIQUIDITY AND FINANCIAL RESOURCES

As at 30 June 2006 and 31 March 2006, we had the following major financial resources in the form of cash and investments:

	Unaudited	
	30 June 2006	**31 March 2006**
	(RMB in thousands)	
Cash and cash equivalents	**1,458,733**	1,679,200
Term deposits with original maturities of over three months	**711,543**	511,587
Financial assets held for trading	**286,343**	335,487
Held-to-maturity investments	**239,868**	241,386
Total	**2,696,487**	2,767,660

A large portion of our financial resources represents non-Renminbi denominated proceeds raised from our initial public offering in 2004, and is held in deposits and investments denominated in US dollars. As there are no cost-effective hedges against the appreciation of Renminbi, we have not used any means to hedge our exposure to foreign exchange risk. In addition, generally there is no effective manner to convert a significant amount of US dollars into Renminbi, which is not a freely exchangeable currency. Therefore, we may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with our deposits and investments.

We had no interest-bearing borrowings as at 30 June 2006.

During the six months ended 30 June 2006, we repurchased 18,357,000 of our ordinary shares for approximately HKD232,141,000. Such ordinary shares were subsequently cancelled. From the time of our initial public offering through 30 June 2006, we have repurchased 32,623,000 of our ordinary shares for an aggregate amount of HKD350,121,000.

BUSINESS OUTLOOK

In July 2006, we issued a press release describing a number of policy changes for all wireless value-added services on China Mobile's Monternet platform including SMS, MMS and WAP services. Firstly, starting in July 2006, new subscribers have been given month-long free trials; after registration they are asked to confirm their subscriptions; and at the end of the trial period they are reminded of the subscription and cancellation procedures. Secondly, during August and September 2006, existing subscribers will receive SMS reminders about active subscriptions, fees being charged and cancellation procedures. China Mobile provincial subsidiaries are also expected to cancel existing WAP subscriptions that have been inactive for more than four months. In addition, we also understand that wireless service providers who are currently providing mobile chat services on the Monternet platform would have their service contracts extended until 31 December 2006 only. We are engaging in a constructive dialogue with China Mobile to discuss the possible options thereafter. We anticipate that these policies will have a negative impact on our mobile and telecommunication services as they will reduce the number of new subscribers, reduce

revenues due to the free trial period and increase the churn of existing monthly subscriptions for our wireless value-added services and certain Internet services that offer wireless functionalities. To manage the challenging and uncertain operating environment around our mobile and telecommunication services, we will focus on closely interacting with China Mobile, improving our services to increase user stickiness and product differentiation, and exploring alternative ways of promoting our services under the new policies.

As we proactively manage the challenges in the wireless sector, we believe our diversified revenue model will offer an important source of stability. We will continue to invest in R&D, operations and strategic marketing to strengthen our Internet platforms and various online services.

In our core IM platform, we have implemented a number of operational measures to eliminate spam messages and enhance user password protection with good initial results. Although these measures partially offset the increase in the number of peak concurrent user accounts and active user accounts, we believe that these efforts will foster a healthy long-term growth for our platforms.

With respect to our QQ.com portal platform, we have achieved a historical milestone in its development. According to Alexa.com, our QQ.com portal has become the number 1 portal in China in terms of traffic. Alexa.com also currently ranks QQ.com as the number 5 website in the world in terms of traffic. We believe the rapid growth of QQ.com since its launch in the end of 2003 is yet another demonstration of the strength of our Internet platforms. We believe the position of QQ.com will allow us to increase our advertising revenue and contribute to the growth of our other Internet services through cross-marketing.

In our Internet value-added services, our online identities business benefited from growth in our Qzone and QQ Pet products. We are continuing to improve system performance and product experience for these products. With respect to online games, we are focusing on expanding the content of QQ Fantasy following a successful commercialization of the MMOG in the first quarter of 2006. We launched a major expansion pack in August which aimed to increase the stickiness of the game. We also launched our second advanced casual game, R2Beat, in July for open beta testing and are actively looking for new games to expand our portfolio of advanced casual games. Owing to seasonal factors, our mini casual game registered a small decline in peak concurrent users. After a period of heavy focus on building monetization mechanisms into our casual games portal, we are now shifting more of our attention to building new games and enhancing basic user experience in order to reinforce our market leadership.

Our advertising business continued to grow at a fast pace during the second quarter as we have been able to leverage the significant traffic on our IM and portal platforms. With a focus on team development, product innovation and client servicing, we believe we are well poised to capitalize on the secular growth trend in the online advertising industry in China.

OTHER INFORMATION

Employee and Remuneration Policies

As at 30 June 2006, the Group had 2,443 employees (30 June 2005: 1,648), most of whom are based in the Company's head office in Shenzhen, the PRC. The number of employees employed by the Group varies from time to time depending on needs and they are remunerated based on industry practice.

The remuneration policy and package of the Group's employees are periodically reviewed. Apart from pension funds and in-house training programmes, discretionary bonuses and share options may be awarded to employees according to the assessment of individual performance.

The total remuneration cost incurred by the Group for the six months ended 30 June 2006 was RMB 270.6 million (30 June 2005: RMB134.1 million).

Purchase, Sale or Redemption of the Company's Listed Securities

During the six months ended 30 June 2006, the Company repurchased 18,357,000 shares on the Stock Exchange for an aggregate consideration of HKD232,141,000 before expenses. The repurchased shares were subsequently cancelled. The repurchases were effected by the Board for the enhancement of shareholder value in the long term. Details of the shares repurchased are as follows:

Month of purchase on the Stock Exchange for the six months ended 30 June 2006	**Number of shares repurchased**	**Purchase consideration per share**		**Aggregate consideration paid**
		Highest price paid	**Lowest price paid**	
		HKD	*HKD*	*HKD*
January	4,584,000	9.75	9.50	44,227,000
February	3,471,000	9.95	9.80	34,242,000
April	10,302,000	15.10	14.05	153,672,000
Total	18,357,000			232,141,000

Save as disclosed above, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares during the period.

Audit Committee

The Audit Committee, which comprises two independent non-executive directors and one non-executive director of the Company, has reviewed the accounting principles and practices adopted by the Company and discussed auditing, internal control and financial reporting matters. The Audit Committee, together with the Auditors, has reviewed the Group's unaudited interim financial statements for the three and six months ended 30 June 2006.

Compliance with the Code on Corporate Governance Practices

Save as disclosed in the 2005 annual report of the Company which was the position as at 31 December 2005, none of the directors of the Company is aware of any information which would reasonably indicate that the Company has not, for any part of the six months ended 30 June 2006, complied with the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 to the Listing Rules, which became effective from 1 January 2005.

As to the deviation from code provision A.2.1 of Appendix 14 to the Listing Rules, the Board will continue to review the current structure from time to time and shall make necessary changes when appropriate and inform the shareholders accordingly.

Appreciation

The dedication of the staff of the Group is the most important ingredient of our success and its continuation is critical for the Group to meet the challenges and opportunities ahead. We would like to take this opportunity to record our cordial thanks to them all.

By Order of the Board
Ma Huateng
Chairman

Hong Kong, 23 August 2006

As at the date of this announcement, the directors of the Company are:

Executive Directors:
Ma Huateng and Zhang Zhidong;

Non-Executive Directors:
Antonie Andries Roux and Charles St Leger Searle; and

Independent Non-Executive Directors:
Li Dong Sheng, Iain Ferguson Bruce and Ian Charles Stone.

This announcement contains forward-looking statements relating to the business outlook, forecast business plans and growth strategies of the Group. These forward-looking statements are based on information currently available to the Group and are stated herein on the basis of the outlook at the time of this announcement. They are based on certain expectations, assumptions and premises, some of which are subjective or beyond our control. These forward-looking statements may prove to be incorrect and may not be realized in future. Underlying these forward-looking statements are a large number of risks and uncertainties. Further information regarding these risks and uncertainties is included in our other public disclosure documents.

Please also refer to the published version of this announcement in The Standard.

To: The Companies Registry

Re: Special resolution passed on 24 May 2006 relating to amendments to the articles of association

Company Number: F13249

SPECIAL RESOLUTION

OF

TENCENT HOLDINGS LIMITED

騰訊控股有限公司

(Incorporated in the Cayman Islands with limited liability)

PASSED ON 24 MAY 2006

I hereby certify that the following special resolution in respect of the amendments to the articles of association of Tencent Holdings Limited (the "Company") was duly passed at the 2006 Annual General Meeting of the Company duly convened and held on 24 May 2006: -

Special Resolution
"**That** the articles of association of the Company be amended as follows:

by deleting the word "special" before the word "resolution" in the first sentence of Article 86(5) and replacing therefor the word "ordinary"."

Dated this the 30th day of May, 2006.



Ma Huateng
Chairman

CR 30/05/06

RECEIVED
2005 SEP 18 P 2:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

THE COMPANIES LAW (REVISED)
COMPANY LIMITED BY SHARES

AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION

OF

TENCENT HOLDINGS LIMITED
騰訊控股有限公司

(Adopted pursuant to the unanimous resolutions of the Directors of the Company dated 10 February, 2004, to be effective upon continuation of Tencent Holdings Limited into the Cayman Islands. The effective date of continuation shall be the date of the certificate of continuation issued by the Registrar of Companies in the Cayman Islands which certificate is dated 27 February, 2004 and amended by way of written resolutions of the shareholders of the Company passed on 5 March, 2004, on 15 March, 2004 on 24 March, 2004 and on 23 April, 2004)

1. The name of the Company is **Tencent Holdings Limited 騰訊控股有限公司**.

2. The Registered Office of the Company shall be at the offices of Codan Trust Company (Cayman) Limited, Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681GT, George Town, Grand Cayman, British West Indies.

3. Subject to the following provisions of this Memorandum, the objects for which the Company is established are unrestricted and shall include, but without limitation:

(a) to act and to perform all the functions of a holding company in all its branches and to co-ordinate the policy and administration of any subsidiary company or companies wherever incorporated or carrying on business or of any group of companies of which the Company or any subsidiary company is a member or which are in any manner controlled directly or indirectly by the Company;

(b) to act as an investment company and for that purpose to acquire and hold upon any terms and, either in the name of the Company or that of any nominee, shares, stock, debentures, debenture stock, annuities, notes, mortgages, bonds, obligations and securities, foreign exchange, foreign currency deposits and commodities, issued or guaranteed by any company wherever incorporated or carrying on business, or by any government, sovereign, ruler, commissioners, public body or authority, supreme, municipal, local or otherwise, by original subscription, tender, purchase, exchange, underwriting, participation in syndicates or in any other manner and whether or not fully paid up, and to make payments thereon as called up or in advance of calls or otherwise and to subscribe for the same, whether conditionally or absolutely, and to hold the same with a view to investment, but with the power to vary any investments, and to exercise and enforce all rights and powers conferred by or incident to the ownership thereof, and to invest and deal with the moneys of the Company not immediately required upon such securities and in such manner as may be from time to time determined.

4. Subject to the following provisions of this Memorandum, the Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by Section 27(2) of The Companies Law (Revised).

5. Nothing in this Memorandum shall permit the Company to carry on a business for which a licence is required under the laws of the Cayman Islands unless duly licensed.

6. If the Company is exempted, it shall not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this clause shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

7. The liability of each member is limited to the amount from time to time unpaid on such member's shares.

8. The authorised share capital of the Company is HK$1,000,000 divided into 10,000,000,000 ordinary shares of a par value of HK$0.0001 each, with power for the Company insofar as is permitted by law to redeem or purchase any of its shares and to increase or reduce the said capital subject to the provisions of the Companies Law (Revised) and the Articles of Association and to issue any part of its capital, whether original, redeemed or increased with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions and so that unless the conditions of issue shall otherwise expressly declare every issue of shares whether stated to be preference or otherwise shall be subject to the powers hereinbefore contained.

BC/kt/166288

The Companies Law (Revised)
Company Limited by Shares

ARTICLES OF ASSOCIATION

OF

Tencent Holdings Limited
騰訊控股有限公司
(Adopted pursuant to written resolutions passed on March 24, 2004 and amended pursuant to written resolutions passed on April 23, 2004)

INDEX

INTERPRETATION

TABLE A

1. The regulations in Table A in the Schedule to the Companies Law (Revised) do not apply to the Company.

SPECIAL VOTING PROVISION

1A. Notwithstanding any provision of these Articles to the contrary, for a period of three (3) years expiring automatically at midnight on March 23, 2007:

(a) all resolutions submitted to a general meeting of the Company must be passed by a majority of not less than three-fourths of votes cast by such Members who are present, whether in person, by proxy or, in the case of a corporation, by duly appointed representative, at the general meeting and entitled to vote on the resolution; and

(b) all resolutions considered at a meeting of the Board must be passed by a majority of not less than three-fourths of votes cast by such Directors who are present at the meeting and entitled to vote on the resolution,

PROVIDED THAT resolutions to be considered and/or which are passed at a general meeting of the Company during the term of operation of this Article 1A shall not be treated for any purposes as special resolutions (as defined in Article 2), unless so required by these Articles or the Law.

INTERPRETATION

2. (1) In these Articles, unless the context otherwise requires, the words standing in the first column of the following table shall bear the meaning set opposite them respectively in the second column.

App.13B.para.1
App.13B.para. 3(1)

WORD	MEANING
"Auditor"	the auditor of the Company for the time being and may include any individual or partnership.
"Articles"	these Articles in their present form or as supplemented or amended or substituted from time to time.
"Board" or "Directors"	the board of directors of the Company or the directors present at a meeting of directors of the Company at which a quorum is present.
"capital"	the share capital from time to time of the Company.

"clear days"	in relation to the period of a notice that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect.
"clearing house"	a clearing house recognised by the laws of the jurisdiction in which the shares of the Company are listed or quoted on a stock exchange in such jurisdiction.
"Company"	Tencent Holdings Limited 騰訊控股有限公司.
"competent regulatory authority"	a competent regulatory authority in the territory where the shares of the Company are listed or quoted on a stock exchange in such territory.
"debenture" and "debenture holder"	include debenture stock and debenture stockholder respectively.
"Designated Stock Exchange"	a stock exchange in respect of which the shares of the Company are listed or quoted and where such stock exchange deems such listing or quotation to be the primary listing or quotation of the shares of the Company.
"dollars" and "$"	dollars, the legal currency of Hong Kong.
"head office"	such office of the Company as the Directors may from time to time determine to be the principal office of the Company.
"Law"	The Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands.
"Member"	a duly registered holder from time to time of the shares in the capital of the Company.
"Memorandum"	the Memorandum of Association of the Company in its present form or as supplemented or amended or substituted from time to time.
"month"	a calendar month.
"Notice"	written notice unless otherwise specifically stated and as further defined in these Articles.
"Office"	the registered office of the Company for the time being.

"ordinary resolution"	a resolution shall be an ordinary resolution when it has been passed by a simple majority of votes cast by such Members as, being entitled so to do, vote in person or, in the case of any Member being a corporation, by its duly authorised representative or, where proxies are allowed, by proxy at a general meeting of which not less than fourteen (14) clear days' Notice has been duly given;
"paid up"	paid up or credited as paid up.
"Register"	the principal register and where applicable, any branch register of Members of the Company to be maintained at such place within or outside the Cayman Islands as the Board shall determine from time to time.
"Registration Office"	in respect of any class of share capital such place as the Board may from time to time determine to keep a branch register of Members in respect of that class of share capital and where (except in cases where the Board otherwise directs) the transfers or other documents of title for such class of share capital are to be lodged for registration and are to be registered.
"Seal"	common seal or any one or more duplicate seals of the Company (including a securities seal) for use in the Cayman Islands or in any place outside the Cayman Islands.
"Secretary"	any person firm or corporation appointed by the Board to perform any of the duties of secretary of the Company and includes any assistant, deputy, temporary or acting secretary.
"special resolution"	a resolution shall be a special resolution when it has been passed by a majority of not less than three-fourths of votes cast by such Members as, being entitled so to do, vote in person or, in the case of such Members as are corporations, by their respective duly authorised representative or, where proxies are allowed, by proxy at a general meeting of which not less than twenty-one (21) clear days' Notice, specifying (without prejudice to the power contained in these Articles to amend the same) the intention to propose the resolution as a special resolution, has been duly given. Provided that, except in the case of an annual general meeting, if it is so agreed by a majority in number of the Members having the right to attend and

vote at any such meeting, being a majority together holding not less than ninety-five (95) per cent. in nominal value of the shares giving that right and in the case of an annual general meeting, if it is so agreed by all Members entitled to attend and vote thereat, a resolution may be proposed and passed as a special resolution at a meeting of which less than twenty-one (21) clear days' Notice has been given;

a special resolution shall be effective for any purpose for which an ordinary resolution is expressed to be required under any provision of these Articles or the Statutes.

"Statutes"	the Law and every other law of the Legislature of the Cayman Islands for the time being in force applying to or affecting the Company, its Memorandum and/or these Articles.
"Subsidiary and Holding Company"	the meanings attributed to them in Section 2 of the Companies Ordinance of Hong Kong as in force at the time of adoption of the Articles.
"year"	a calendar year.

(2) In these Articles, unless there be something within the subject or context inconsistent with such construction:

(a) words importing the singular include the plural and vice versa;

(b) words importing a gender include both genders and the neuter;

(c) words importing persons include companies, associations and bodies of persons whether corporate or not;

(d) the words:

(i) "may" shall be construed as permissive;

(ii) "shall" or "will" shall be construed as imperative;

(e) expressions referring to writing shall, unless the contrary intention appears, be construed as including printing, lithography, photography and other modes of representing words or figures in a visible form, and including where the representation takes the form of electronic display, provided that both the mode of service of the relevant document or notice and the Member's election comply with all applicable Statutes, rules and regulations;

(f) references to any law, ordinance, statute or statutory provision shall be interpreted as relating to any statutory modification or re-enactment thereof for the time being in force;

(g) save as aforesaid words and expressions defined in the Statutes shall bear the same meanings in these Articles if not inconsistent with the subject in the context;

(h) references to a document being executed include references to it being executed under hand or under seal or by electronic signature or by any other method and references to a notice or document include a notice or document recorded or stored in any digital, electronic, electrical, magnetic or other retrievable form or medium and information in visible form whether having physical substance or not.

SHARE CAPITAL

3. (1) The share capital of the Company at the date on which these Articles come into effect shall be divided into shares of a par value of HK$ 0.0001 each.

App.3.para.9

(2) Subject to the Law, the Company's Memorandum and Articles of Association and, where applicable, the rules of any Designated Stock Exchange and/or any competent regulatory authority, any power of the Company to purchase or otherwise acquire its own shares shall be exercisable by the Board in such manner, upon such terms and subject to such conditions as it thinks fit.

(3) Except as allowed by the Law and subject further to compliance with the rules and regulations of the Designated Stock Exchange and any other relevant regulatory authority the Company shall not give financial assistance for the purpose of or in connection with a purchase made or to be made by any person of any shares in the Company.

(4) No share shall be issued to bearer.

ALTERATION OF CAPITAL

4. The Company may from time to time by ordinary resolution in accordance with the Law alter the conditions of its Memorandum to:

(a) increase its capital by such sum, to be divided into shares of such amounts, as the resolution shall prescribe;

(b) consolidate and divide all or any of its capital into shares of larger amount than its existing shares;

(c) divide its shares into several classes and without prejudice to any special rights

App.3.para.10(1)

previously conferred on the holders of existing shares attach thereto respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination by the Company in general meeting, as the Directors may determine provided always that where the Company issues shares which do not carry voting rights, the words "non-voting" shall appear in the designation of such shares and where the equity capital includes shares with different voting rights, the designation of each class of shares, other than those with the most favourable voting rights, must include the words "restricted voting" or "limited voting"; App.3.para.10(2)

(d) sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum (subject, nevertheless, to the Law), and may by such resolution determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may have any such preferred, deferred or other rights or be subject to any such restrictions as compared with the other or others as the Company has power to attach to unissued or new shares;

(e) cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person, and diminish the amount of its

capital by the amount of the shares so cancelled or, in the case of shares, without par value, diminish the number of shares into which its capital is divided.

5. The Board may settle as it considers expedient any difficulty which arises in relation to any consolidation and division under the last preceding Article and in particular but without prejudice to the generality of the foregoing may issue certificates in respect of fractions of shares or arrange for the sale of the shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the Members who would have been entitled to the fractions, and for this purpose the Board may authorise some person to transfer the shares representing fractions to their purchaser or resolve that such net proceeds be paid to the Company for the Company's benefit. Such purchaser will not be bound to see to the application of the purchase money nor will his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

6. The Company may from time to time by special resolution, subject to any confirmation or consent required by the Law, reduce its share capital or any capital redemption reserve or other undistributable reserve in any manner permitted by law.

7. Except so far as otherwise provided by the conditions of issue, or by these Articles, any capital raised by the creation of new shares shall be treated as if it formed part of the original capital of the Company, and such shares shall be subject to the provisions contained in these Articles with reference to the payment of calls and instalments, transfer and transmission, forfeiture, lien, cancellation, surrender, voting and otherwise.

SHARE RIGHTS

8. (1) Subject to the provisions of the Law and the Memorandum and Articles of Association and to any special rights conferred on the holders of any shares or class of shares, any share in the Company (whether forming part of the present capital or not) may be issued with or have attached thereto such rights or restrictions whether in regard to dividend, voting, return of capital or otherwise as the Company may by ordinary resolution determine or, if there has not been any such determination or so far as the same shall not make specific provision, as the Board may determine.

App.3.para.6(1)

(2) Subject to the provisions of the Law, the rules of any Designated Stock Exchange and the Memorandum and Articles of Association of the Company, and to any special rights conferred on the holders of any shares or attaching to any class of shares, shares may be issued on the terms that they may be, or at the option of the Company or the holder are, liable to be redeemed on such terms and in such manner, including out of capital, as the Board may deem fit.

9. Subject to the Law, any preference shares may be issued or converted into shares that, at a determinable date or at the option of the Company or the holder if so authorised by its Memorandum, are liable to be redeemed on such terms and in such manner as the Company before the issue or conversion may by ordinary resolution of the Members determine. Where the Company purchases for redemption a redeemable share, purchases not made through the market or by tender shall be limited to a maximum price as may from time to time be determined by the Company in general meeting, either generally or with regard to specific purchases. If purchases are by tender, tenders shall be available to all Members alike.

App.3.para.8(1)
App.3.para.8(2)

VARIATION OF RIGHTS

10. Subject to the Law and without prejudice to Article 8, all or any of the special rights for the time being attached to the shares or any class of shares may, unless otherwise provided by the terms of issue of the shares of that class, from time to time (whether or not the Company is being wound up) be varied, modified or abrogated either with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. To every such separate general meeting all the provisions of these Articles relating to general meetings of the Company shall, mutatis mutandis, apply, but so that:

App.3.para.6(1)
App.13B.para.2(1)

(a) the necessary quorum (other than at an adjourned meeting) shall be two persons (or in the case of a Member being a corporation, its duly authorized representative) holding or representing by proxy not less than one-third in nominal value of the issued shares of that class and at any adjourned meeting of such holders, two holders present in person (or in the case of a Member being a corporation, its duly authorized representative) or by proxy (whatever the number of shares held by them) shall be a quorum;

App.3.para.6(2)

(b) every holder of shares of the class shall be entitled on a poll to one vote for every

such share held by him; and

(c) any holder of shares of the class present in person or by proxy or authorised representative may demand a poll.

11. The special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied, modified or abrogated by the creation or issue of further shares ranking pari passu therewith.

SHARES

12. (1) Subject to the Law, these Articles, any direction that may be given by the Company in general meeting and, where applicable, the rules of any Designated Stock Exchange and without prejudice to any special rights or restrictions for the time being attached to any shares or any class of shares, the unissued shares of the Company (whether forming part of the original or any increased capital) shall be at the disposal of the Board, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms and conditions as the Board may in its absolute discretion determine but so that no shares shall be issued at a discount. Neither the Company nor the Board shall be obliged, when making or granting any allotment of, offer of, option over or disposal of shares, to make, or make available, any such allotment, offer, option or shares to Members or others with registered addresses in any particular territory or territories being a territory or territories where, in the absence of a registration statement or other special formalities, this would or might, in the opinion of the Board, be unlawful or impracticable. Members affected as a result of the foregoing sentence shall not be, or be deemed to be, a separate class of members for any purpose whatsoever.

(2) The Board may issue warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for any class of shares or securities in the capital of the Company on such terms as it may from time to time determine.

13. The Company may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by the Law. Subject to the Law, the commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one and partly in the other.

14. Except as required by law, no person shall be recognised by the Company as holding any share upon any trust and the Company shall not be bound by or required in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any fractional part of a share or (except only as otherwise provided by these Articles or by law) any other rights in respect of any share except an absolute right to the entirety thereof in the registered holder.

15. Subject to the Law and these Articles, the Board may at any time after the allotment of shares but before any person has been entered in the Register as the holder,

recognise a renunciation thereof by the allottee in favour of some other person and may accord to any allottee of a share a right to effect such renunciation upon and subject to such terms and conditions as the Board considers fit to impose.

SHARE CERTIFICATES

16. Every share certificate shall be issued under the Seal or a facsimile thereof and shall specify the number and class and distinguishing numbers (if any) of the shares to which it relates, and the amount paid up thereon and may otherwise be in such form as the Directors may from time to time determine. No certificate shall be issued representing shares of more than one class. The Board may by resolution determine, either generally or in any particular case or cases, that any signatures on any such certificates (or certificates in respect of other securities) need not be autographic but may be affixed to such certificates by some mechanical means or may be printed thereon.

App.3.para.2(1)

17. (1) In the case of a share held jointly by several persons, the Company shall not be bound to issue more than one certificate therefor and delivery of a certificate to one of several joint holders shall be sufficient delivery to all such holders.

(2) Where a share stands in the names of two or more persons, the person first named in the Register shall as regards service of notices and, subject to the provisions of these Articles, all or any other matters connected with the Company, except the transfer of the shares, be deemed the sole holder thereof.

18. Every person whose name is entered, upon an allotment of shares, as a Member in the Register shall be entitled, without payment, to receive one certificate for all such shares of any one class or several certificates each for one or more of such shares of such class upon payment for every certificate after the first of such reasonable out-of-pocket expenses as the Board from time to time determines.

19. Share certificates shall be issued within the relevant time limit as prescribed by the Law or as the Designated Stock Exchange may from time to time determine, whichever is the shorter, after allotment or, except in the case of a transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgment of a transfer with the Company.

20. (1) Upon every transfer of shares the certificate held by the transferor shall be given up to be cancelled, and shall forthwith be cancelled accordingly, and a new certificate shall be issued to the transferee in respect of the shares transferred to him at such fee as is provided in paragraph (2) of this Article. If any of the shares included in the certificate so given up shall be retained by the transferor a new certificate for the balance shall be issued to him at the aforesaid fee payable by the transferor to the Company in respect thereof.

(2) The fee referred to in paragraph (1) above shall be an amount not exceeding the relevant maximum amount as the Designated Stock Exchange may from time to time determine provided that the Board may at any time determine a lower amount for such fee.

21. If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed a new certificate representing the same shares may be issued to the relevant Member upon request and on payment of such fee as the Designated Stock Exchange may determine to be the maximum fee payable or such lesser sum as the Board may determine and, subject to compliance with such terms (if any) as to evidence and indemnity and to payment of the costs and reasonable out-of-pocket expenses of the Company in investigating such evidence and preparing such indemnity as the Board may think fit and, in case of damage or defacement, on delivery of the old certificate to the Company provided always that where share warrants have been issued, no new share warrant shall be issued to replace one that has been lost unless the Directors are satisfied beyond reasonable doubt that the original has been destroyed.

App.3.para.2(2)

LIEN

22. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys (whether presently payable or not) called or payable at a fixed time in respect of that share. The Company shall also have a first and paramount lien on every share (not being a fully paid share) registered in the name of a Member (whether or not jointly with other Members) for all amounts of money presently payable by such Member or his estate to the Company whether the same shall have been incurred before or after notice to the Company of any equitable or other interest of any person other than such member, and whether the period for the payment or discharge of the same shall have actually arrived or not, and notwithstanding that the same are joint debts or liabilities of such Member or his estate and any other person, whether a Member of the Company or not. The Company's lien on a share shall extend to all dividends or other moneys payable thereon or in respect thereof. The Board may at any time, generally or in any particular case, waive any lien that has arisen or declare any share exempt in whole or in part, from the provisions of this Article.

App.3.para.1(2)

23. Subject to these Articles, the Company may sell in such manner as the Board determines any share on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable, or the liability or engagement in respect of which such lien exists is liable to be presently fulfilled or discharged nor until the expiration of fourteen clear days after a notice in writing, stating and demanding payment of the sum presently payable, or specifying the liability or engagement and demanding fulfilment or discharge thereof and giving notice of the intention to sell in default, has been served on the registered holder for the time being of the share or the person entitled thereto by reason of his death or bankruptcy.

24. The net proceeds of the sale shall be received by the Company and applied in or towards payment or discharge of the debt or liability in respect of which the lien exists, so far as the same is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the share prior to the sale) be paid to the person entitled to the share at the time of the sale. To give effect to any such sale the Board may authorise some person to transfer the shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the shares so transferred and he shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity

or invalidity in the proceedings relating to the sale.

CALLS ON SHARES

25. Subject to these Articles and to the terms of allotment, the Board may from time to time make calls upon the Members in respect of any moneys unpaid on their shares (whether on account of the nominal value of the shares or by way of premium), and each Member shall (subject to being given at least fourteen (14) clear days' Notice specifying the time and place of payment) pay to the Company as required by such notice the amount called on his shares. A call may be extended, postponed or revoked in whole or in part as the Board determines but no member shall be entitled to any such extension, postponement or revocation except as a matter of grace and favour.

26. A call shall be deemed to have been made at the time when the resolution of the Board authorising the call was passed and may be made payable either in one lump sum or by instalments.

27. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made. The joint holders of a share shall be jointly and severally liable to pay all calls and instalments due in respect thereof or other moneys due in respect thereof.

28. If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the amount unpaid from the day appointed for payment thereof to the time of actual payment at such rate (not exceeding twenty per cent. (20%) per annum) as the Board may determine, but the Board may in its absolute discretion waive payment of such interest wholly or in part.

29. No Member shall be entitled to receive any dividend or bonus or to be present and vote (save as proxy for another Member) at any general meeting either personally or by proxy, or be reckoned in a quorum, or exercise any other privilege as a Member until all calls or instalments due by him to the Company, whether alone or jointly with any other person, together with interest and expenses (if any) shall have been paid.

30. On the trial or hearing of any action or other proceedings for the recovery of any money due for any call, it shall be sufficient to prove that the name of the Member sued is entered in the Register as the holder, or one of the holders, of the shares in respect of which such debt accrued, that the resolution making the call is duly recorded in the minute book, and that notice of such call was duly given to the Member sued, in pursuance of these Articles; and it shall not be necessary to prove the appointment of the Directors who made such call, nor any other matters whatsoever, but the proof of the matters aforesaid shall be conclusive evidence of the debt.

31. Any amount payable in respect of a share upon allotment or at any fixed date,

whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call duly made and payable on the date fixed for payment and if it is not paid the provisions of these Articles shall apply as if that amount had become due and payable by virtue of a call duly made and notified.

32. On the issue of shares the Board may differentiate between the allottees or holders as to the amount of calls to be paid and the times of payment.

33. The Board may, if it thinks fit, receive from any Member willing to advance the same, and either in money or money's worth, all or any part of the moneys uncalled and unpaid or instalments payable upon any shares held by him and upon all or any of the moneys so advanced (until the same would, but for such advance, become presently payable) pay interest at such rate (if any) as the Board may decide. The Board may at any time repay the amount so advanced upon giving to such Member not less than one month's Notice of its intention in that behalf, unless before the expiration of such notice the amount so advanced shall have been called up on the shares in respect of which it was advanced. Such payment in advance shall not entitle the holder of such share or shares to participate in respect thereof in a dividend subsequently declared.

App.3.para.3(1)

FORFEITURE OF SHARES

34. (1) If a call remains unpaid after it has become due and payable the Board may give to the person from whom it is due not less than fourteen (14) clear days' Notice:

(a) requiring payment of the amount unpaid together with any interest which may have accrued and which may still accrue up to the date of actual payment; and

(b) stating that if the Notice is not complied with the shares on which the call was made will be liable to be forfeited.

(2) If the requirements of any such Notice are not complied with, any share in respect of which such Notice has been given may at any time thereafter, before payment of all calls and interest due in respect thereof has been made, be forfeited by a resolution of the Board to that effect, and such forfeiture shall include all dividends and bonuses declared in respect of the forfeited share but not actually paid before the forfeiture.

35. When any share has been forfeited, notice of the forfeiture shall be served upon the person who was before forfeiture the holder of the share. No forfeiture shall be invalidated by any omission or neglect to give such Notice.

36. The Board may accept the surrender of any share liable to be forfeited hereunder and, in such case, references in these Articles to forfeiture will include surrender.

37. Any share so forfeited shall be deemed the property of the Company and may be sold, re-allotted or otherwise disposed of to such person, upon such terms and in such manner as the Board determines, and at any time before a sale, re-allotment or disposition the forfeiture may be annulled by the Board on such terms as the Board determines.

38. A person whose shares have been forfeited shall cease to be a Member in respect of the forfeited shares but nevertheless shall remain liable to pay the Company all moneys which at the date of forfeiture were presently payable by him to the Company in respect of the shares, with (if the Directors shall in their discretion so require) interest thereon from the date of forfeiture until payment at such rate (not exceeding twenty per cent. (20%) per annum) as the Board determines. The Board may enforce payment thereof if it thinks fit, and without any deduction or allowance for the value of the forfeited shares, at the date of forfeiture, but his liability shall cease if and when the Company shall have received payment in full of all such moneys in respect of the shares. For the purposes of this Article any sum which, by the terms of issue of a share, is payable thereon at a fixed time which is subsequent to the date of forfeiture, whether on account of the nominal value of the share or by way of premium, shall notwithstanding that time has not yet arrived be deemed to be payable at the date of forfeiture, and the same shall become due and payable immediately upon the forfeiture, but interest thereon shall only be payable in respect of any period between the said fixed time and the date of actual payment.

39. A declaration by a Director or the Secretary that a share has been forfeited on a specified date shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share, and such declaration shall (subject to the execution of an instrument of transfer by the Company if necessary) constitute a good title to the share, and the person to whom the share is disposed of shall be registered as the holder of the share and shall not be bound to see to the application of the consideration (if any), nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings in reference to the forfeiture, sale or disposal of the share. When any share shall have been forfeited, notice of the declaration shall be given to the Member in whose name it stood immediately prior to the forfeiture, and an entry of the forfeiture, with the date thereof, shall forthwith be made in the register, but no forfeiture shall be in any manner invalidated by any omission or neglect to give such notice or make any such entry.

40. Notwithstanding any such forfeiture as aforesaid the Board may at any time, before any shares so forfeited shall have been sold, re-allotted or otherwise disposed of, permit the shares forfeited to be bought back upon the terms of payment of all calls and interest due upon and expenses incurred in respect of the share, and upon such further terms (if any) as it thinks fit.

41. The forfeiture of a share shall not prejudice the right of the Company to any call already made or instalment payable thereon.

42. The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the nominal value of the share or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

REGISTER OF MEMBERS

43. (1) The Company shall keep in one or more books a Register of its Members and shall enter therein the following particulars, that is to say:

(a) the name and address of each Member, the number and class of shares held by him and the amount paid or agreed to be considered as paid on such shares;

(b) the date on which each person was entered in the Register; and

(c) the date on which any person ceased to be a Member.

(2) The Company may keep an overseas or local or other branch register of Members resident in any place, and the Board may make and vary such regulations as it determines in respect of the keeping of any such register and maintaining a Registration Office in connection therewith.

44. The Register and branch register of Members, as the case may be, shall be open to inspection for at least two (2) hours on every business day by Members without charge or by any other person, upon a maximum payment of $2.50 or such lesser sum specified by the Board, at the Office or such other place at which the Register is kept in accordance with the Law or, if appropriate, upon a maximum payment of $1.00 or such lesser sum specified by the Board at the Registration Office. The Register including any overseas or local or other branch register of Members may, after notice has been given by advertisement in an appointed newspaper or any other newspapers in accordance with the requirements of any Designated Stock Exchange or by any electronic means in such manner as may be accepted by the Designated Stock Exchange to that effect, be closed at such times or for such periods not exceeding in the whole thirty (30) days in each year as the Board may determine and either generally or in respect of any class of shares.

App.13B.para. 3(2)

RECORD DATES

45. Notwithstanding any other provision of these Articles the Company or the Directors may fix any date as the record date for:

(a) determining the Members entitled to receive any dividend, distribution, allotment or issue and such record date may be on, or at any time not more than thirty (30) days before or after, any date on which such dividend, distribution, allotment or issue is declared, paid or made;

(b) determining the Members entitled to receive notice of and to vote at any general meeting of the Company.

TRANSFER OF SHARES

46. Subject to these Articles, any Member may transfer all or any of his shares by an instrument of transfer in the usual or common form or in a form prescribed by the Designated

Stock Exchange or in any other form approved by the Board and may be under hand or, if the transferor or transferee is a clearing house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Board may approve from time to time.

47. The instrument of transfer shall be executed by or on behalf of the transferor and the transferee provided that the Board may dispense with the execution of the instrument of transfer by the transferee in any case which it thinks fit in its discretion to do so. Without prejudice to the last preceding Article, the Board may also resolve, either generally or in any particular case, upon request by either the transferor or transferee, to accept mechanically executed transfers. The transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register in respect thereof. Nothing in these Articles shall preclude the Board from recognising a renunciation of the allotment or provisional allotment of any share by the allottee in favour of some other person.

48. (1) The Board may, in its absolute discretion, and without giving any reason therefor, refuse to register a transfer of any share (not being a fully paid up share) to a person of whom it does not approve, or any share issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists, and it may also, without prejudice to the foregoing generality, refuse to register a transfer of any share to more than four (4) joint holders or a transfer of any share (not being a fully paid up share) on which the Company has a lien.

App.3.para.1(2)
App.3.para.1(3)

(2) No transfer shall be made to an infant or to a person of unsound mind or under other legal disability.

(3) The Board in so far as permitted by any applicable law may, in its absolute discretion, at any time and from time to time transfer any share upon the Register to any branch register or any share on any branch register to the Register or any other branch register. In the event of any such transfer, the shareholder requesting such transfer shall bear the cost of effecting the transfer unless the Board otherwise determines.

(4) Unless the Board otherwise agrees (which agreement may be on such terms and subject to such conditions as the Board in its absolute discretion may from time to time determine, and which agreement the Board shall, without giving any reason therefor, be entitled in its absolute discretion to give or withhold), no shares upon the Register shall be transferred to any branch register nor shall shares on any branch register be transferred to the Register or any other branch register and all transfers and other documents of title shall be lodged for registration, and registered, in the case of any shares on a branch register, at the relevant Registration Office, and, in the case of any shares on the Register, at the Office or such other place at which the Register is kept in accordance with the Law.

App.3.para.1(1)

49. Without limiting the generality of the last preceding Article, the Board may decline to recognise any instrument of transfer unless:-

(a) a fee of such maximum sum as the Designated Stock Exchange may determine to be payable or such lesser sum as the Board may from time to time require is paid to the Company in respect thereof;

App.3.para.1(1)

(b) the instrument of transfer is in respect of only one class of share;

(c) the instrument of transfer is lodged at the Office or such other place at which the Register is kept in accordance with the Law or the Registration Office (as the case may be) accompanied by the relevant share certificate(s) and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do); and

(d) if applicable, the instrument of transfer is duly and properly stamped.

50. If the Board refuses to register a transfer of any share, it shall, within two (2) months after the date on which the transfer was lodged with the Company, send to each of the transferor and transferee notice of the refusal.

51. The registration of transfers of shares or of any class of shares may, after notice has been given by advertisement in an appointed newspaper or any other newspapers or by any other means in accordance with the requirements of any Designated Stock Exchange to that effect be suspended at such times and for such periods (not exceeding in the whole thirty (30) days in any year) as the Board may determine.

TRANSMISSION OF SHARES

52. If a Member dies, the survivor or survivors where the deceased was a joint holder, and his legal personal representatives where he was a sole or only surviving holder, will be the only persons recognised by the Company as having any title to his interest in the shares; but nothing in this Article will release the estate of a deceased Member (whether sole or joint) from any liability in respect of any share which had been solely or jointly held by him.

53. Any person becoming entitled to a share in consequence of the death or bankruptcy or winding-up of a Member may, upon such evidence as to his title being produced as may be required by the Board, elect either to become the holder of the share or to have some person nominated by him registered as the transferee thereof. If he elects to become the holder he shall notify the Company in writing either at the Registration Office or Office, as the case may be, to that effect. If he elects to have another person registered he shall execute a transfer of the share in favour of that person. The provisions of these Articles relating to the transfer and registration of transfers of shares shall apply to such notice or transfer as aforesaid as if the death or bankruptcy of the Member had not occurred and the notice or transfer were a transfer signed by such Member.

54. A person becoming entitled to a share by reason of the death or bankruptcy or winding-up of a Member shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share. However, the Board may, if it thinks fit, withhold the payment of any dividend payable or other advantages in respect of such share until such person shall become the registered holder of the share or shall have effectually transferred such share, but, subject to the requirements of Article 75(2) being met,

such a person may vote at meetings.

UNTRACEABLE MEMBERS

55. (1) Without prejudice to the rights of the Company under paragraph (2) of this Article, the Company may cease sending cheques for dividend entitlements or dividend warrants by post if such cheques or warrants have been left uncashed on two consecutive occasions. However, the Company may exercise the power to cease sending cheques for dividend entitlements or dividend warrants after the first occasion on which such a cheque or warrant is returned undelivered.

App.3.para. 13(1)

(2) The Company shall have the power to sell, in such manner as the Board thinks fit, any shares of a Member who is untraceable, but no such sale shall be made unless:

App.3.para.13 (2)(a)
App.3.para.13 (2)(b)

(a) all cheques or warrants in respect of dividends of the shares in question, being not less than three in total number, for any sum payable in cash to the holder of such shares in respect of them sent during the relevant period in the manner authorised by the Articles of the Company have remained uncashed;

(b) so far as it is aware at the end of the relevant period, the Company has not at any time during the relevant period received any indication of the existence of the Member who is the holder of such shares or of a person entitled to such shares by death, bankruptcy or operation of law; and

(c) the Company, if so required by the rules governing the listing of shares on the Designated Stock Exchange, has given notice to, and caused advertisement in newspapers in accordance with the requirements of, the Designated Stock Exchange to be made of its intention to sell such shares in the manner required by the Designated Stock Exchange, and a period of three (3) months or such shorter period as may be allowed by the Designated Stock Exchange has elapsed since the date of such advertisement.

For the purpose of the foregoing, the "relevant period" means the period commencing twelve years before the date of publication of the advertisement referred to in paragraph (c) of this Article and ending at the expiry of the period referred to in that paragraph.

(3) To give effect to any such sale the Board may authorise some person to transfer the said shares and an instrument of transfer signed or otherwise executed by or on behalf of such person shall be as effective as if it had been executed by the registered holder or the person entitled by transmission to such shares, and the purchaser shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of the sale will belong to the Company and upon receipt by the Company of such net proceeds it shall become indebted to the former Member for an amount equal to such net proceeds. No trust shall be created in respect of such debt and no interest shall be payable in respect of it and the Company shall not be required to account for any money earned from the net proceeds which may be employed in

the business of the Company or as it thinks fit. Any sale under this Article shall be valid and effective notwithstanding that the Member holding the shares sold is dead, bankrupt or otherwise under any legal disability or incapacity.

GENERAL MEETINGS

56. An annual general meeting of the Company shall be held in each year other than the year of the Company's adoption of these Articles (within a period of not more than fifteen (15) months after the holding of the last preceding annual general meeting or not more than eighteen (18) months after the date of adoption of these Articles, unless a longer period would not infringe the rules of the Designated Stock Exchange, if any) at such time and place as may be determined by the Board.

App.13B.para. 3(3)
App.13B.para. 4(2)

57. Each general meeting, other than an annual general meeting, shall be called an extraordinary general meeting. General meetings may be held in any part of the world as may be determined by the Board.

58. The Board may whenever it thinks fit call extraordinary general meetings. Any one or more Members holding at the date of deposit of the requisition not less than one-tenth of the paid up capital of the Company carrying the right of voting at general meetings of the Company shall at all times have the right, by written requisition to the Board or the Secretary of the Company, to require an extraordinary general meeting to be called by the Board for the transaction of any business specified in such requisition; and such meeting shall be held within two (2) months after the deposit of such requisition. If within twenty-one (21) days of such deposit the Board fails to proceed to convene such meeting the requisitionist(s) himself (themselves) may do so in the same manner, and all reasonable expenses incurred by the requisitionist(s) as a result of the failure of the Board shall be reimbursed to the requisitionist(s) by the Company.

NOTICE OF GENERAL MEETINGS

59. (1) An annual general meeting and any extraordinary general meeting at which the passing of a special resolution is to be considered shall be called by not less than twenty-one (21) clear days' Notice. All other extraordinary general meetings may be called by not less than fourteen (14) clear days' Notice but a general meeting may be called by shorter notice, subject to the Law, if it is so agreed:

App.13B.para. 3(1)

(a) in the case of a meeting called as an annual general meeting, by all the Members entitled to attend and vote thereat; and

(b) in the case of any other meeting, by a majority in number of the Members having the right to attend and vote at the meeting, being a majority together holding not less than ninety-five per cent. (95%) in nominal value of the issued shares

giving that right.

(2) The notice shall specify the time and place of the meeting and, in case of special business, the general nature of the business. The notice convening an annual general meeting shall specify the meeting as such. Notice of every general meeting shall be given to all Members other than to such Members as, under the provisions of these Articles or the terms of issue of the shares they hold, are not entitled to receive such notices from the Company, to all persons entitled to a share in consequence of the death or bankruptcy or winding-up of a Member and to each of the Directors and the Auditors.

60. The accidental omission to give Notice of a meeting or (in cases where instruments of proxy are sent out with the Notice) to send such instrument of proxy to, or the non-receipt of such Notice or such instrument of proxy by, any person entitled to receive such Notice shall not invalidate any resolution passed or the proceedings at that meeting.

PROCEEDINGS AT GENERAL MEETINGS

61. (1) All business shall be deemed special that is transacted at an extraordinary general meeting, and also all business that is transacted at an annual general meeting, with the exception of:

(a) the declaration and sanctioning of dividends;

(b) consideration and adoption of the accounts and balance sheet and the reports of the Directors and Auditors and other documents required to be annexed to the balance sheet;

(c) the election of Directors whether by rotation or otherwise in the place of those retiring;

(d) appointment of Auditors (where special notice of the intention for such appointment is not required by the Law) and other officers;

(e) the fixing of the remuneration of the Auditors, and the voting of remuneration or extra remuneration to the Directors;

(f) the granting of any mandate or authority to the Directors to offer, allot, grant options over or otherwise dispose of the unissued shares in the capital of the Company representing not more than 20 per cent. in nominal value of its existing issued share capital; and

(g) the granting of any mandate or authority to the Directors to repurchase securities of the Company.

(2) No business other than the appointment of a chairman of a meeting shall be transacted at any general meeting unless a quorum is present at the commencement of the

business. Two (2) Members entitled to vote and present in person or by proxy or (in the case of a Member being a corporation) by its duly authorised representative shall form a quorum for all purposes.

62. If within thirty (30) minutes (or such longer time not exceeding one hour as the chairman of the meeting may determine to wait) after the time appointed for the meeting a quorum is not present, the meeting, if convened on the requisition of Members, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week at the same time and place or to such time and place as the Board may determine. If at such adjourned meeting a quorum is not present within half an hour from the time appointed for holding the meeting, the meeting shall be dissolved.

63. The chairman of the Company shall preside as chairman at every general meeting. If at any meeting the chairman, is not present within fifteen (15) minutes after the time appointed for holding the meeting, or is not willing to act as chairman, the Directors present shall choose one of their number to act, or if one Director only is present he shall preside as chairman if willing to act. If no Director is present, or if each of the Directors present declines to take the chair, or if the chairman chosen shall retire from the chair, the Members present in person or by proxy or (in the case of a Member being a Corporation) by its duly authorised representative and entitled to vote shall elect one of their number to be chairman.

64. The chairman may, with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place as the meeting shall determine, but no business shall be transacted at any adjourned meeting other than the business which might lawfully have been transacted at the meeting had the adjournment not taken place. When a meeting is adjourned for fourteen (14) days or more, at least seven (7) clear days' notice of the adjourned meeting shall be given specifying the time and place of the adjourned meeting but it shall not be necessary to specify in such notice the nature of the business to be transacted at the adjourned meeting and the general nature of the business to be transacted. Save as aforesaid, it shall be unnecessary to give notice of an adjournment.

65. If an amendment is proposed to any resolution under consideration but is in good faith ruled out of order by the chairman of the meeting, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. In the case of a resolution duly proposed as a special resolution, no amendment thereto (other than a mere clerical amendment to correct a patent error) may in any event be considered or voted upon.

VOTING

66. Subject to any special rights or restrictions as to voting for the time being attached to any shares by or in accordance with these Articles, at any general meeting on a show of hands every Member present in person (or being a corporation, is present by a duly authorised representative), or by proxy shall have one vote and on a poll every Member present in person or by proxy or, in the case of a Member being a corporation, by its duly authorised representative shall have one vote for every fully paid share of which he is the holder but so

App.3.para.6(1)

that no amount paid up or credited as paid up on a share in advance of calls or instalments is treated for the foregoing purposes as paid up on the share. Notwithstanding anything contained in these Articles, where more than one proxy is appointed by a Member which is a clearing house (or its nominee(s)), each such proxy shall have one vote on a show of hands. A resolution put to the vote of a meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded:

(a) by the chairman of such meeting; or

(b) by at least three Members present in person or in the case of a Member being a corporation by its duly authorised representative or by proxy for the time being entitled to vote at the meeting; or

App.13B para. 2(3)

(c) by a Member or Members present in person or in the case of a Member being a corporation by its duly authorised representative or by proxy and representing

not less than one-tenth of the total voting rights of all Members having the right to vote at the meeting; or

(d) by a Member or Members present in person or in the case of a Member being a corporation by its duly authorised representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

A demand by a person as proxy for a Member or in the case of a Member being a corporation by its duly authorised representative shall be deemed to be the same as a demand by a Member.

67. Unless a poll is duly demanded and the demand is not withdrawn, a declaration by the chairman that a resolution has been carried, or carried unanimously, or by a particular majority, or not carried by a particular majority, or lost, and an entry to that effect made in the minute book of the Company, shall be conclusive evidence of the facts without proof of the number or proportion of the votes recorded for or against the resolution.

68. If a poll is duly demanded the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. There shall be no requirement for the chairman to disclose the voting figures on a poll.

69. A poll demanded on the election of a chairman, or on a question of adjournment, shall be taken forthwith. A poll demanded on any other question shall be taken in such manner (including the use of ballot or voting papers or tickets) and either forthwith or at such time (being not later than thirty (30) days after the date of the demand) and place as the chairman directs. It shall not be necessary (unless the chairman otherwise directs) for notice to be given of a poll not taken immediately.

70. The demand for a poll shall not prevent the continuance of a meeting or the transaction of any business other than the question on which the poll has been demanded, and, with the consent of the chairman, it may be withdrawn at any time before the close of the meeting or the taking of the poll, whichever is the earlier.

71. On a poll votes may be given either personally or by proxy.

72. A person entitled to more than one vote on a poll need not use all his votes or cast all the votes he uses in the same way.

73. All questions submitted to a meeting shall be decided by a simple majority of votes except where a greater majority is required by these Articles or by the Law. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of such meeting shall not be entitled to a second or casting vote and the resolution shall fail.

74. Where there are joint holders of any share any one of such joint holder may vote, either in person or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders be present at any meeting the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register in respect of the joint holding. Several executors or administrators of a deceased Member in whose name any share stands shall for the purposes of this Article be deemed joint holders thereof.

75. (1) A Member who is a patient for any purpose relating to mental health or in respect of whom an order has been made by any court having jurisdiction for the protection or management of the affairs of persons incapable of managing their own affairs may vote, whether on a show of hands or on a poll, by his receiver, committee, curator bonis or other person in the nature of a receiver, committee or curator bonis appointed by such court, and such receiver, committee, curator bonis or other person may vote on a poll by proxy, and may otherwise act and be treated as if he were the registered holder of such shares for the purposes of general meetings, provided that such evidence as the Board may require of the authority of the person claiming to vote shall have been deposited at the Office, head office or Registration Office, as appropriate, not less than forty-eight (48) hours before the time appointed for holding the meeting, or adjourned meeting or poll, as the case may be.

(2) Any person entitled under Article 53 to be registered as the holder of any shares may vote at any general meeting in respect thereof in the same manner as if he were the registered holder of such shares, provided that forty-eight (48) hours at least before the time of the holding of the meeting or adjourned meeting, as the case may be, at which he proposes to vote, he shall satisfy the Board of his entitlement to such shares, or the Board shall have previously admitted his right to vote at such meeting in respect thereof.

76. No Member shall, unless the Board otherwise determines, be entitled to attend and vote and to be reckoned in a quorum at any general meeting unless he is duly registered and all calls or other sums presently payable by him in respect of shares in the Company have been paid.

77. Subject to Article 77(d), if:

(a) any objection shall be raised to the qualification of any voter; or

(b) any votes have been counted which ought not to have been counted or which might have been rejected; or

(c) any votes are not counted which ought to have been counted;

the objection or error shall not vitiate the decision of the meeting or adjourned meeting on any resolution unless the same is raised or pointed out at the meeting or, as the case may be, the adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the chairman decides that the same may have affected the decision of the meeting. The decision of the chairman on such matters shall be final and conclusive.

(d) where any Member, under the rules of a Designated Stock Exchange, is required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such Member in contravention of such requirement or restriction shall not be counted.

App.3.para.14

PROXIES

78. Any Member entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. A Member who is the holder of two or more shares may appoint more than one proxy to represent him and vote on his behalf at a general meeting of the Company or at a class meeting. A proxy need not be a Member. In addition, a proxy or proxies representing either a Member who is an individual or a Member which is a corporation shall be entitled to exercise the same powers on behalf of the Member which he or they represent as such Member could exercise.

App.13B.para. 2(2)

79. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under its seal or under the hand of an officer, attorney or other person authorised to sign the same. In the case of an instrument of proxy purporting to be signed on behalf of a corporation by an officer thereof it shall be assumed, unless the contrary appears, that such officer was duly authorised to sign such instrument of proxy on behalf of the corporation without further evidence of the facts.

App.3.para. 11(2)

80. The instrument appointing a proxy and (if required by the Board) the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, shall be delivered to such place or one of such places (if any) as may be specified for that purpose in or by way of note to or in any document accompanying the notice convening the meeting (or, if no place is so specified at the Registration Office or the Office, as may be

appropriate) not less than forty-eight (48) hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote or, in the case of a poll taken subsequently to the date of a meeting or adjourned meeting, not less than twenty-four (24) hours before the time appointed for the taking of the poll and in default the instrument of proxy shall not be treated as valid. No instrument appointing a proxy shall be valid after the expiration of twelve (12) months from the date named in it as the date of its execution, except at an adjourned meeting or on a poll demanded at a meeting or an adjourned meeting in cases where the meeting was originally held within twelve (12) months from such date. Delivery of an instrument appointing a proxy shall not preclude a Member from attending and voting in person at the meeting convened and in such event, the instrument appointing a proxy shall be deemed to be revoked.

81. Instruments of proxy shall be in any common form or in such other form as the Board may approve (provided that this shall not preclude the use of the two-way form) and the Board may, if it thinks fit, send out with the notice of any meeting forms of instrument of proxy for use at the meeting. The instrument of proxy shall be deemed to confer authority to demand or join in demanding a poll and to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit. The instrument of proxy shall, unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates.

App.3.para. 11(1)

82. A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal, or revocation of the instrument of proxy or of the authority under which it was executed, provided that no intimation in writing of such death, insanity or revocation shall have been received by the Company at the Office or the Registration Office (or such other place as may be specified for the delivery of instruments of proxy in the notice convening the meeting or other document sent therewith) two (2) hours at least before the commencement of the meeting or adjourned meeting, or the taking of the poll, at which the instrument of proxy is used.

83. Anything which under these Articles a Member may do by proxy he may likewise do by his duly appointed attorney and the provisions of these Articles relating to proxies and instruments appointing proxies shall apply mutatis mutandis in relation to any such attorney and the instrument under which such attorney is appointed.

CORPORATIONS ACTING BY REPRESENTATIVES

84. (1) Any corporation which is a Member may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or at any meeting of any class of Members. The person so authorised shall be entitled to exercise the same powers on behalf of such corporation as the corporation could exercise if it were an individual Member and such corporation shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present thereat.

App.13B.para. 2(2)

(2) If a clearing house (or its nominee(s)), being a corporation, is a Member, it may

App.13B.para.6

authorise such persons as it thinks fit to act as its representatives at any meeting of the Company or at any meeting of any class of Members provided that the authorisation shall specify the number and class of shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Article shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the clearing house (or its nominee(s)) as if such person was the registered holder of the shares of the Company held by the clearing house (or its nominee(s)) including the right to vote individually on a show of hands.

(3) Any reference in these Articles to a duly authorised representative of a Member being a corporation shall mean a representative authorised under the provisions of this Article.

WRITTEN RESOLUTIONS OF MEMBERS

85. A resolution in writing signed (in such manner as to indicate, expressly or impliedly, unconditional approval) by or on behalf of all persons for the time being entitled to receive notice of and to attend and vote at general meetings of the Company shall, for the purposes of these Articles, be treated as a resolution duly passed at a general meeting of the Company and, where relevant, as a special resolution so passed. Any such resolution shall be deemed to have been passed at a meeting held on the date on which it was signed by the last Member to sign, and where the resolution states a date as being the date of his signature thereof by any Member the statement shall be prima facie evidence that it was signed by him on that date. Such a resolution may consist of several documents in the like form, each signed by one or more relevant Members.

BOARD OF DIRECTORS

86. (1) Unless otherwise determined by the Company in general meeting, the number of Directors shall not be less than two (2). There shall be no maximum number of Directors unless otherwise determined from time to time by the Members in general meeting. The Directors shall be elected or appointed in the first place by the subscribers to the Memorandum or by a majority of them and thereafter in accordance with Article 87 and shall hold office until their successors are elected or appointed.

(2) Subject to the Articles and the Law, the Company may by ordinary resolution elect any person to be a Director either to fill a casual vacancy on the Board, or as an addition to the existing Board.

App.3.para.4(2)

(3) The Directors shall have the power from time to time and at any time to appoint any person as a Director either to fill a casual vacancy on the Board or as an addition to the existing Board. Any Director so appointed by the Board shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election.

App.3.para.4(2)

(4) Neither a Director nor an alternate Director shall be required to hold any shares of the Company by way of qualification and a Director or alternate Director (as the case may be)

who is not a Member shall be entitled to receive notice of and to attend and speak at any general meeting of the Company and of all classes of shares of the Company.

(5) Subject to any provision to the contrary in these Articles the Members may, at any general meeting convened and held in accordance with these Articles, by special resolution remove a Director at any time before the expiration of his period of office notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under any such agreement).

App.3.para.4(3)
App.13B.para. 5(1)

(6) A vacancy on the Board created by the removal of a Director under the provisions of subparagraph (5) above may be filled by the election or appointment by ordinary resolution of the Members at the meeting at which such Director is removed.

(7) The Company may from time to time in general meeting by ordinary resolution increase or reduce the number of Directors but so that the number of Directors shall never be less than two (2).

RETIREMENT OF DIRECTORS

87. (1) Notwithstanding any other provisions in the Articles, at each annual general meeting one-third of the Directors for the time being (or, if their number is not a multiple of three (3), the number nearest to but not greater than one-third) shall retire from office by rotation, provided that notwithstanding anything herein, the chairman of the Board and/or the managing director of the Company shall not, whilst holding such office, be subject to retirement by rotation or be taken into account in determining the number of Directors to retire in each year and further provided that for a period of three (3) years expiring automatically at midnight on March 23, 2007, all of the Directors for the time being shall retire from office at each annual general meeting.

(2) A retiring Director shall be eligible for re-election. The Directors to retire by rotation shall include (so far as necessary to ascertain the number of directors to retire by rotation) any Director who wishes to retire and not to offer himself for re-election. Any further Directors so to retire shall be those of the other Directors subject to retirement by rotation who have been longest in office since their last re-election or appointment and so that as between persons who became or were last re-elected Directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. Any Director appointed pursuant to Article 86(2) or Article 86(3) shall not be taken into account in determining which particular Directors or the number of Directors who are to retire by rotation.

88. No person other than a Director retiring at the meeting shall, unless recommended by the Directors for election, be eligible for election as a Director at any general meeting unless a Notice signed by a Member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also a Notice signed by the person to be proposed of his willingness to be elected shall have been lodged at the head office or at the Registration Office provided that the minimum length of the period, during which such Notice(s) are given, shall be

App.3.para.4(4)
App.3.para.4(5)

at least seven (7) days and that the period for lodgment of such Notice(s) shall commence no earlier than the day after the dispatch of the notice of the general meeting appointed for such election and end no later than seven (7) days prior to the date of such general meeting.

DISQUALIFICATION OF DIRECTORS

89. The office of a Director shall be vacated if the Director:

(1) resigns his office by notice in writing delivered to the Company at the Office or tendered at a meeting of the Board;

(2) becomes of unsound mind or dies;

(3) without special leave of absence from the Board, is absent from meetings of the Board for six consecutive months, and his alternate Director, if any, shall not during such period have attended in his stead and the Board resolves that his office be vacated; or

(4) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors;

(5) is prohibited by law from being a Director; or

(6) ceases to be a Director by virtue of any provision of the Statutes or is removed from office pursuant to these Articles.

EXECUTIVE DIRECTORS

90. The Board may from time to time appoint any one or more of its body to be a managing director, joint managing director or deputy managing director or to hold any other employment or executive office with the Company for such period (subject to their continuance as Directors) and upon such terms as the Board may determine and the Board may revoke or terminate any of such appointments. Any such revocation or termination as aforesaid shall be without prejudice to any claim for damages that such Director may have against the Company or the Company may have against such Director. A Director appointed to an office under this Article shall be subject to the same provisions as to removal as the other Directors of the Company, and he shall (subject to the provisions of any contract between him and the Company) ipso facto and immediately cease to hold such office if he shall cease to hold the office of Director for any cause.

91. Notwithstanding Articles 96, 97, 98 and 99, an executive director appointed to an office under Article 90 hereof shall receive such remuneration (whether by way of salary, commission, participation in profits or otherwise or by all or any of those modes) and such other benefits (including pension and/or gratuity and/or other benefits on retirement) and allowances as the Board may from time to time determine, and either in addition to or in lieu of his remuneration as a Director.

ALTERNATE DIRECTORS

92. Any Director may at any time by Notice delivered to the Office or head office or at a meeting of the Directors appoint any person (including another Director) to be his alternate Director. Any person so appointed shall have all the rights and powers of the Director or Directors for whom such person is appointed in the alternative provided that such person shall not be counted more than once in determining whether or not a quorum is present. An alternate Director may be removed at any time by the body which appointed him and, subject thereto, the office of alternate Director shall continue until the happening of any event which, if we were a Director, would cause him to vacate such office or if his appointer ceases for any reason to be a Director. Any appointment or removal of an alternate Director shall be effected by Notice signed by the appointor and delivered to the Office or head office or tendered at a meeting of the Board. An alternate Director may also be a Director in his own right and may act as alternate to more than one Director. An alternate Director shall, if his appointor so requests, be entitled to receive notices of meetings of the Board or of committees of the Board to the same extent as, but in lieu of, the Director appointing him and shall be entitled to such extent to attend and vote as a Director at any such meeting at which the Director appointing him is not personally present and generally at such meeting to exercise and discharge all the functions, powers and duties of his appointor as a Director and for the purposes of the proceedings at such meeting the provisions of these Articles shall apply as if he were a Director save that as an alternate for more than one Director his voting rights shall be cumulative.

93. An alternate Director shall only be a Director for the purposes of the Law and shall only be subject to the provisions of the Law insofar as they relate to the duties and obligations of a Director when performing the functions of the Director for whom he is appointed in the alternative and shall alone be responsible to the Company for his acts and defaults and shall not be deemed to be the agent of or for the Director appointing him. An alternate Director shall be entitled to contract and be interested in and benefit from contracts or arrangements or transactions and to be repaid expenses and to be indemnified by the Company to the same extent mutatis mutandis as if he were a Director but he shall not be entitled to receive from the Company any fee in his capacity as an alternate Director except only such part, if any, of the remuneration otherwise payable to his appointor as such appointor may by Notice to the Company from time to time direct.

94. Every person acting as an alternate Director shall have one vote for each Director for whom he acts as alternate (in addition to his own vote if he is also a Director). If his appointor is for the time being absent from Hong Kong or otherwise not available or unable to act, the signature of an alternate Director to any resolution in writing of the Board or a committee of the Board of which his appointor is a member shall, unless the notice of his appointment provides to the contrary, be as effective as the signature of his appointor.

95. An alternate Director shall ipso facto cease to be an alternate Director if his appointor ceases for any reason to be a Director, however, such alternate Director or any other person may be re-appointed by the Directors to serve as an alternate Director PROVIDED always that, if at any meeting any Director retires but is re-elected at the same meeting, any appointment of such alternate Director pursuant to these Articles which was in force

immediately before his retirement shall remain in force as though he had not retired.

DIRECTORS' FEES AND EXPENSES

96. The ordinary remuneration of the Directors shall from time to time be determined by the Company in general meeting and shall (unless otherwise directed by the resolution by which it is voted) be divided amongst the Board in such proportions and in such manner as the Board may agree or, failing agreement, equally, except that any Director who shall hold office for part only of the period in respect of which such remuneration is payable shall be entitled only to rank in such division for a proportion of remuneration related to the period during which he has held office. Such remuneration shall be deemed to accrue from day to day.

97. Each Director shall be entitled to be repaid or prepaid all travelling, hotel and incidental expenses reasonably incurred or expected to be incurred by him in attending meetings of the Board or committees of the Board or general meetings or separate meetings of any class of shares or of debentures of the Company or otherwise in connection with the discharge of his duties as a Director.

98. Any Director who, by request, goes or resides abroad for any purpose of the Company or who performs services which in the opinion of the Board go beyond the ordinary duties of a Director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine and such extra remuneration shall be in addition to or in substitution for any ordinary remuneration provided for by or pursuant to any other Article.

99. The Board shall obtain the approval of the Company in general meeting before making any payment to any Director or past Director of the Company by way of compensation for loss of office, or as consideration for or in connection with his retirement from office (not being payment to which the Director is contractually entitled).

App.13B.para. 5(4)

DIRECTORS' INTERESTS

100. A Director may:

(a) hold any other office or place of profit with the Company (except that of Auditor) in conjunction with his office of Director for such period and upon such terms as the Board may determine. Any remuneration (whether by way of salary, commission, participation in profits or otherwise) paid to any Director in respect of any such other office or place of profit shall be in addition to any remuneration provided for by or pursuant to any other Article;

(b) act by himself or his firm in a professional capacity for the Company (otherwise than as Auditor) and he or his firm may be remunerated for professional services as if he were not a Director;

(c) continue to be or become a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or member of any other company promoted by the Company or in which the Company may be interested as a vendor, shareholder or otherwise and (unless otherwise agreed) no such Director shall be accountable for any remuneration, profits or other benefits received by him as a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or member of or from his interests in any such other company. Subject as otherwise provided by these Articles the Directors may exercise or cause to be exercised the voting powers conferred by the shares in any other company held or owned by the Company, or exercisable by them as Directors of such other company in such manner in all respects as they think fit (including the exercise thereof in favour of any resolution appointing themselves or any of them directors, managing directors, joint managing directors, deputy managing directors, executive directors, managers or other officers of such company) or voting or providing for the payment of remuneration to the director, managing director, joint managing director, deputy managing director, executive director, manager or other officers of such other company and any Director may vote in favour of the exercise of such voting rights in manner aforesaid notwithstanding that he may be, or about to be, appointed a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer of such a company, and that as such he is or may become interested in the exercise of such voting rights in manner aforesaid.

101. Subject to the Law and to these Articles, no Director or proposed or intending Director shall be disqualified by his office from contracting with the Company, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatever, nor shall any such contract or any other contract or arrangement in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company or the Members for any remuneration, profit or other benefits realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relationship thereby established provided that such Director shall disclose the nature of his interest in any contract or arrangement in which he is interested in accordance with Article 102 herein.

102. A Director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with the Company shall declare the nature of his interest at the meeting of the Board at which the question of entering into the contract or arrangement is first considered, if he knows his interest then exists, or in any other case at the first meeting of the Board after he knows that he is or has become so interested. For the purposes of this Article, a general Notice to the Board by a Director to the effect that:

App.13B.para. 5(3)

(a) he is a member or officer of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the Notice be made with that company or firm; or

(b) he is to be regarded as interested in any contract or arrangement which may after the date of the Notice be made with a specified person who is connected with him;

shall be deemed to be a sufficient declaration of interest under this Article in relation to any such contract or arrangement, provided that no such Notice shall be effective unless either it is given at a meeting of the Board or the Director takes reasonable steps to secure that it is brought up and read at the next Board meeting after it is given.

103. (1) A Director shall not vote (nor be counted in the quorum) on any resolution of the Board in respect of any contract or arrangement or any other proposal in which he or any of his associates (as defined by the rules, where applicable, of the Designated Stock Exchange) is materially interested, but this prohibition shall not apply to any of the following matters namely:

App.3.para.4(1)

(i) any contract or arrangement for the giving to such Director or his associate(s) (as defined by the rules, where applicable, of the Designated Stock Exchange) any security or indemnity in respect of money lent or obligations incurred or undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries;

(ii) any contract or arrangement for the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) (as defined by the rules, where applicable, of the Designated Stock Exchange) has himself/themselves assumed responsibility in whole or in part whether alone or jointly under a guarantee or indemnity or by the giving of security;

(iii) any contract or arrangement concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase, where the Director or his associate(s) (as defined by the rules, where applicable, of the Designated Stock Exchange) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(iv) any contract or arrangement in which the Director or his associate(s) (as defined by the rules, where applicable, of the Designated Stock Exchange) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company or any of its subsidiaries by virtue only of his/their interest in shares or debentures or other securities of the Company;

(v) any contract or arrangement concerning any other company in which the Director or his associate(s) (as defined by the rules, where applicable, of the Designated Stock Exchange) is interested only, whether directly or indirectly, as an officer or executive or a shareholder other than a company in which the Director and any of his associates (as defined by the rules, where applicable, of the Designated Stock Exchange) are in aggregate beneficially interested in five

(5) per cent or more of the issued shares or of the voting rights of any class of shares of such company (or any third company through which his interest or that of his associates is derived);

(vi) any proposal concerning the adoption, modification or operation of a share incentive or share option scheme, a pension fund or retirement, death or disability benefits scheme or other arrangement which relates both to the Directors, his associates (as defined by the rules, where applicable, of the Designated Stock Exchange) and employees of the Company or of any of its subsidiaries and does not provide in respect of any Director or his associate(s) (as defined by the rules, where applicable, of the Designated Stock Exchange) as such any privilege or advantage not accorded to the employees to which such scheme or fund relates; or

(vii) any matter to the extent that any waiver of any rules of the Designated Stock Exchange has been granted by the Designated Stock Exchange to the Company, which would permit the Director to vote on the matter.

(2) A company shall be deemed to be a company in which a Director or his associate(s) (as defined by the rules, where applicable, of the Designated Stock Exchange and any waivers of such rules granted by the Designated Stock Exchange to the Company) own(s) five (5) per cent. or more if and so long as (but only if and so long as) he and his associates (as defined by the rules, where applicable, of the Designated Stock Exchange and any waivers of such rules granted by the Designated Stock Exchange to the Company), (either directly or indirectly) are in aggregate the holders of or beneficially interested in five (5) per cent. or more of any class of the equity share capital of such company or of the voting rights available to members of such company (or of any third company through which his/their interest is derived). For the purpose of this paragraph there shall be disregarded any shares held by a Director or his associate(s) (as defined by the rules, where applicable, of the Designated Stock Exchange and any waivers of such rules granted by the Designated Stock Exchange to the Company) as bare or custodian trustee and in which he/they has/have no beneficial interest, any shares comprised in a trust in which the interest of the Director or his associate(s) (as defined by the rules, where applicable, of the Designated Stock Exchange and any waivers of such rules granted by the Designated Stock Exchange to the Company) is in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the Director or his associate(s) (as defined by the rules, where applicable, of the Designated Stock Exchange and any waivers of such rules granted by the Designated Stock Exchange to the Company) is/are interested only as a unit holder and any shares which carry no voting right at general meetings and very restrictive dividend and return of capital right.

(3) Where a company in which a Director and his associates (as defined by the rules, where applicable, of the Designated Stock Exchange and any waivers of such rules granted by the Designated Stock Exchange to the Company) in aggregate hold five (5) per cent. or more is materially interested in a transaction, then that Director shall also be deemed materially interested in such transaction.

(4) If any question shall arise at any meeting of the Board as to the materiality of the

interest of a Director or his associate(s) (as defined by the rules, where applicable, of the Designated Stock Exchange and any waivers of such rules granted by the Designated Stock Exchange to the Company) or as to the entitlement of any Director to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be decided by a resolution of the Board (for which purpose the subject Director shall not vote) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such Director or his associate(s) (as defined by the rules, where applicable, of the Designated Stock Exchange and any waivers of such rules granted by the Designated Stock Exchange to the Company) as known to such Director has not been fairly disclosed to the Board.

GENERAL POWERS OF THE DIRECTORS

104. (1) The business of the Company shall be managed and conducted by the Board, which may pay all expenses incurred in forming and registering the Company and may exercise all powers of the Company (whether relating to the management of the business of the Company or otherwise) which are not by the Statutes or by these Articles required to be exercised by the Company in general meeting, subject nevertheless to the provisions of the Statutes and of these Articles and to such regulations being not inconsistent with such provisions, as may be prescribed by the Company in general meeting, but no regulations made by the Company in general meeting shall invalidate any prior act of the Board which would have been valid if such regulations had not been made. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Board by any other Article.

(2) Any person contracting or dealing with the Company in the ordinary course of business shall be entitled to rely on any written or oral contract or agreement or deed, document or instrument entered into or executed as the case may be by any two of the Directors acting jointly on behalf of the Company and the same shall be deemed to be validly entered into or executed by the Company as the case may be and shall, subject to any rule of law.

(3) Without prejudice to the general powers conferred by these Articles it is hereby expressly declared that the Board shall have the following powers:

(a) To give to any person the right or option of requiring at a future date that an allotment shall be made to him of any share at par or at such premium as may be agreed.

(b) To give to any Directors, officers or servants of the Company an interest in any particular business or transaction or participation in the profits thereof or in the general profits of the Company either in addition to or in substitution for a salary or other remuneration.

(c) To resolve that the Company be deregistered in the Cayman Islands and

continued in a named jurisdiction outside the Cayman Islands subject to the provisions of the Law.

(4) Except as would, if the Company were a company incorporated in Hong Kong, be permitted by Section 157H of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) as in force at the date of adoption of these Articles, and except as permitted under the Law, the Company shall not directly or indirectly:

App.13B.para. 5(2)

(i) make a loan to a Director or a director of any holding company of the Company or to any of their respective associates (as defined by the rules, where applicable, of the Designated Stock Exchange and any waivers of such rules granted by the Designated Stock Exchange to the Company);

(ii) enter into any guarantee or provide any security in connection with a loan made by any person to a Director or such a director; or

(iii) if any one or more of the Directors hold (jointly or severally or indirectly or indirectly) a controlling interest in another company, make a loan to that other company or enter into any guarantee or provide any security in connection with a loan made by any person to that other company.

Article 104(4) shall only have effect for so long as the shares of the Company are listed on The Stock Exchange of Hong Kong Limited.

105. The Board may establish any regional or local boards or agencies for managing any of the affairs of the Company in any place, and may appoint any persons to be members of such local boards, or any managers or agents, and may fix their remuneration (either by way of salary or by commission or by conferring the right to participation in the profits of the Company or by a combination of two or more of these modes) and pay the working expenses of any staff employed by them upon the business of the Company. The Board may delegate to any regional or local board, manager or agent any of the powers, authorities and discretions vested in or exercisable by the Board (other than its powers to make calls and forfeit shares), with power to sub-delegate, and may authorise the members of any of them to fill any vacancies therein and to act notwithstanding vacancies. Any such appointment or delegation may be made upon such terms and subject to such conditions as the Board may think fit, and the Board may remove any person appointed as aforesaid, and may revoke or vary such delegation, but no person dealing in good faith and without notice of any such revocation or variation shall be affected thereby.

106. The Board may by power of attorney appoint under the Seal any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Board, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board under these Articles) and for such period and subject to such conditions as it may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him. Such attorney or attorneys may, if so authorised under the Seal of the Company, execute any deed or instrument under their personal seal with the same effect as the affixation of the

Company's Seal.

107. The Board may entrust to and confer upon a managing director, joint managing director, deputy managing director, an executive director or any Director any of the powers exercisable by it upon such terms and conditions and with such restrictions as it thinks fit, and either collaterally with, or to the exclusion of, its own powers, and may from time to time revoke or vary all or any of such powers but no person dealing in good faith and without notice of such revocation or variation shall be affected thereby.

108. All cheques, promissory notes, drafts, bills of exchange and other instruments, whether negotiable or transferable or not, and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Board shall from time to time by resolution determine. The Company's banking accounts shall be kept with such banker or bankers as the Board shall from time to time determine.

109. (1) The Board may establish or concur or join with other companies (being subsidiary companies of the Company or companies with which it is associated in business) in establishing and making contributions out of the Company's moneys to any schemes or funds for providing pensions, sickness or compassionate allowances, life assurance or other benefits for employees (which expression as used in this and the following paragraph shall include any Director or ex-Director who may hold or have held any executive office or any office of profit under the Company or any of its subsidiary companies) and ex-employees of the Company and their dependants or any class or classes of such person.

(2) The Board may pay, enter into agreements to pay or make grants of revocable or irrevocable, and either subject or not subject to any terms or conditions, pensions or other benefits to employees and ex-employees and their dependants, or to any of such persons, including pensions or benefits additional to those, if any, to which such employees or ex-employees or their dependants are or may become entitled under any such scheme or fund as mentioned in the last preceding paragraph. Any such pension or benefit may, as the Board considers desirable, be granted to an employee either before and in anticipation of or upon or at any time after his actual retirement.

BORROWING POWERS

110. The Board may exercise all the powers of the Company to raise or borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and, subject to the Law, to issue debentures, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

111. Debentures, bonds and other securities may be made assignable free from any equities between the Company and the person to whom the same may be issued.

112. Any debentures, bonds or other securities may be issued at a discount (other

than shares), premium or otherwise and with any special privileges as to redemption, surrender, drawings, allotment of shares, attending and voting at general meetings of the Company, appointment of Directors and otherwise.

113. (1) Where any uncalled capital of the Company is charged, all persons taking any subsequent charge thereon shall take the same subject to such prior charge, and shall not be entitled, by notice to the Members or otherwise, to obtain priority over such prior charge.

(2) The Board shall cause a proper register to be kept, in accordance with the provisions of the Law, of all charges specifically affecting the property of the Company and of any series of debentures issued by the Company and shall duly comply with the requirements of the Law in regard to the registration of charges and debentures therein specified and otherwise.

PROCEEDINGS OF THE DIRECTORS

114. The Board may meet for the despatch of business, adjourn and otherwise regulate its meetings as it considers appropriate. Questions arising at any meeting shall be determined by a majority of votes. In the case of any equality of votes the chairman of the meeting shall not have an additional or casting vote.

115. A meeting of the Board may be convened by the Secretary on request of a Director or by any Director. The Secretary shall convene a meeting of the Board of which notice may be given in writing or by telephone or in such other manner as the Board may from time to time determine whenever he shall be required so to do by the president or chairman, as the case may be, or any Director.

116. (1) The quorum necessary for the transaction of the business of the Board may be fixed by the Board and, unless so fixed at any other number, shall be two (2). An alternate Director shall be counted in a quorum in the case of the absence of a Director for whom he is the alternate provided that he shall not be counted more than once for the purpose of determining whether or not a quorum is present.

(2) Directors may participate in any meeting of the Board by means of a conference telephone or other communications equipment through which all persons participating in the meeting can communicate with each other simultaneously and instantaneously and, for the purpose of counting a quorum, such participation shall constitute presence at a meeting as if those participating were present in person.

(3) Any Director who ceases to be a Director at a Board meeting may continue to be present and to act as a Director and be counted in the quorum until the termination of such Board meeting if no other Director objects and if otherwise a quorum of Directors would not be present.

117. The continuing Directors or a sole continuing Director may act notwithstanding any vacancy in the Board but, if and so long as the number of Directors is reduced below the

minimum number fixed by or in accordance with these Articles, the continuing Directors or Director, notwithstanding that the number of Directors is below the number fixed by or in accordance with these Articles as the quorum or that there is only one continuing Director, may act for the purpose of filling vacancies in the Board or of summoning general meetings of the Company but not for any other purpose.

118. The Board may elect a chairman and one or more deputy chairman of its meetings and determine the period for which they are respectively to hold such office. If no chairman or deputy chairman is elected, or if at any meeting neither the chairman nor any deputy chairman is present within five (5) minutes after the time appointed for holding the same, the Directors present may choose one of their number to be chairman of the meeting.

119. A meeting of the Board at which a quorum is present shall be competent to exercise all the powers, authorities and discretions for the time being vested in or exercisable by the Board.

120. (1) The Board may delegate any of its powers, authorities and discretions to committees, consisting of such Director or Directors and other persons as it thinks fit, and they may, from time to time, revoke such delegation or revoke the appointment of and discharge any such committees either wholly or in part, and either as to persons or purposes. Any committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, conform to any regulations which may be imposed on it by the Board.

(2) All acts done by any such committee in conformity with such regulations, and in fulfilment of the purposes for which it was appointed, but not otherwise, shall have like force and effect as if done by the Board, and the Board shall have power, with the consent of the Company in general meeting, to remunerate the members of any such committee, and charge such remuneration to the current expenses of the Company.

121. The meetings and proceedings of any committee consisting of two or more members shall be governed by the provisions contained in these Articles for regulating the meetings and proceedings of the Board so far as the same are applicable and are not superseded by any regulations imposed by the Board under the last preceding Article.

122. A resolution in writing signed by all the Directors except such as are temporarily unable to act through ill-health or disability, and all the alternate Directors, if appropriate, whose appointors are temporarily unable to act as aforesaid shall (provided that such number is sufficient to constitute a quorum and further provided that a copy of such resolution has been given or the contents thereof communicated to all the Directors for the time being entitled to receive notices of Board meetings in the same manner as notices of meetings are required to be given by these Articles) be as valid and effectual as if a resolution had been passed at a meeting of the Board duly convened and held. Such resolution may be contained in one document or in several documents in like form each signed by one or more of the Directors or alternate Directors and for this purpose a facsimile signature of a Director or an alternate Director shall be treated as valid.

123. All acts bona fide done by the Board or by any committee or by any person

acting as a Director or members of a committee, shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any member of the Board or such committee or person acting as aforesaid or that they or any of them were disqualified or had vacated office, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director or member of such committee.

MANAGERS

124. The Board may from time to time appoint a general manager, a manager or managers of the Company and may fix his or their remuneration either by way of salary or commission or by conferring the right to participation in the profits of the Company or by a combination of two or more of these modes and pay the working expenses of any of the staff of the general manager, manager or managers who may be employed by him or them upon the business of the Company.

125. The appointment of such general manager, manager or managers may be for such period as the Board may decide, and the Board may confer upon him or them all or any of the powers of the Board as they may think fit.

126. The Board may enter into such agreement or agreements with any such general manager, manager or managers upon such terms and conditions in all respects as the Board may in their absolute discretion think fit, including a power for such general manager, manager or managers to appoint an assistant manager or managers or other employees whatsoever under them for the purpose of carrying on the business of the Company.

OFFICERS

127. (1) The officers of the Company shall consist of a chairman, the Directors and Secretary and such additional officers (who may or may not be Directors) as the Board may from time to time determine, all of whom shall be deemed to be officers for the purposes of the Law and these Articles.

(2) The Directors shall, as soon as may be after each appointment or election of Directors, elect amongst the Directors a chairman and if more than one (1) Director is proposed for this office, the election to such office shall take place in such manner as the Directors may determine.

(3) The officers shall receive such remuneration as the Directors may from time to time determine.

128. (1) The Secretary and additional officers, if any, shall be appointed by the Board and shall hold office on such terms and for such period as the Board may determine. If thought fit, two (2) or more persons may be appointed as joint Secretaries. The Board may also appoint from time to time on such terms as it thinks fit one or more assistant or deputy Secretaries.

(2) The Secretary shall attend all meetings of the Members and shall keep correct minutes of such meetings and enter the same in the proper books provided for the purpose. He shall perform such other duties as are prescribed by the Law or these Articles or as may be prescribed by the Board.

129. The officers of the Company shall have such powers and perform such duties in the management, business and affairs of the Company as may be delegated to them by the Directors from time to time.

130. A provision of the Law or of these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as or in place of the Secretary.

REGISTER OF DIRECTORS AND OFFICERS

131. (1) The Company shall cause to be kept in one or more books at its Office a Register of Directors and Officers in which there shall be entered the full names and addresses of the Directors and Officers and such other particulars as required by the Law or as the Directors may determine. The Company shall send to the Registrar of Companies in the Cayman Islands a copy of such register, and shall from time to time notify to the said Registrar of any change that takes place in relation to such Directors and Officers as required by the Law.

MINUTES

132. (1) The Board shall cause minutes to be duly entered in books provided for the purpose:

(a) of all elections and appointments of officers;

(b) of the names of the Directors present at each meeting of the Directors and of any committee of the Directors;

(c) of all resolutions and proceedings of each general meeting of the Members, meetings of the Board and meetings of committees of the Board and where there are managers, of all proceedings of meetings of the managers.

(2) Minutes shall be kept by the Secretary at the Office.

SEAL

133. (1) The Company shall have one or more Seals, as the Board may determine. For the purpose of sealing documents creating or evidencing securities issued by the Company, the Company may have a securities seal which is a facsimile of the Seal of the Company with the addition of the word "Securities" on its face or in such other form as the Board may approve.

App.3.para.2(1)

The Board shall provide for the custody of each Seal and no Seal shall be used without the authority of the Board or of a committee of the Board authorised by the Board in that behalf. Subject as otherwise provided in these Articles, any instrument to which a Seal is affixed shall be signed autographically by one Director and the Secretary or by two Directors or by such other person (including a Director) or persons as the Board may appoint, either generally or in any particular case, save that as regards any certificates for shares or debentures or other securities of the Company the Board may by resolution determine that such signatures or either of them shall be dispensed with or affixed by some method or system of mechanical signature. Every instrument executed in manner provided by this Article shall be deemed to be sealed and executed with the authority of the Board previously given.

(2) Where the Company has a Seal for use abroad, the Board may by writing under the Seal appoint any agent or committee abroad to be the duly authorised agent of the Company for the purpose of affixing and using such Seal and the Board may impose restrictions on the use thereof as may be thought fit. Wherever in these Articles reference is made to the Seal, the reference shall, when and so far as may be applicable, be deemed to include any such other Seal as aforesaid.

AUTHENTICATION OF DOCUMENTS

134. Any Director or the Secretary or any person appointed by the Board for the purpose may authenticate any documents affecting the constitution of the Company and any resolution passed by the Company or the Board or any committee, and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts, and if any books, records, documents or accounts are elsewhere than at the Office or the head office the local manager or other officer of the Company having the custody thereof shall be deemed to be a person so appointed by the Board. A document purporting to be a copy of a resolution, or an extract from the minutes of a meeting, of the Company or of the Board or any committee which is so certified shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that such minutes or extract is a true and accurate record of proceedings at a duly constituted meeting.

DESTRUCTION OF DOCUMENTS

135. (1) The Company shall be entitled to destroy the following documents at the following times:

(a) any share certificate which has been cancelled at any time after the expiry of one (1) year from the date of such cancellation;

(b) any dividend mandate or any variation or cancellation thereof or any notification of change of name or address at any time after the expiry of two (2) years from the date such mandate variation cancellation or notification was recorded by the Company;

(c) any instrument of transfer of shares which has been registered at any time after the expiry of seven (7) years from the date of registration;

(d) any allotment letters after the expiry of seven (7) years from the date of issue thereof; and

(e) copies of powers of attorney, grants of probate and letters of administration at any time after the expiry of seven (7) years after the account to which the relevant power of attorney, grant of probate or letters of administration related has been closed;

and it shall conclusively be presumed in favour of the Company that every entry in the Register purporting to be made on the basis of any such documents so destroyed was duly and properly made and every share certificate so destroyed was a valid certificate duly and properly cancelled and that every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and that every other document destroyed hereunder was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company. Provided always that: (1) the foregoing provisions of this Article shall apply only to the destruction of a document in good faith and without express notice to the Company that the preservation of such document was relevant to a claim; (2) nothing contained in this Article shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any case where the conditions of proviso (1) above are not fulfilled; and (3) references in this Article to the destruction of any document include references to its disposal in any manner.

(2) Notwithstanding any provision contained in these Articles, the Directors may, if permitted by applicable law, authorise the destruction of documents set out in sub-paragraphs (a) to (e) of paragraph (1) of this Article and any other documents in relation to share registration which have been microfilmed or electronically stored by the Company or by the share registrar on its behalf provided always that this Article shall apply only to the destruction of a document in good faith and without express notice to the Company and its share registrar that the preservation of such document was relevant to a claim.

DIVIDENDS AND OTHER PAYMENTS

136. Subject to the Law, the Company in general meeting may from time to time declare dividends in any currency to be paid to the Members but no dividend shall be declared in excess of the amount recommended by the Board.

137. Dividends may be declared and paid out of the profits of the Company, realised or unrealised, or from any reserve set aside from profits which the Directors determine is no longer needed. With the sanction of an ordinary resolution dividends may also be declared and paid out of share premium account or any other fund or account which can be authorised for this purpose in accordance with the Law.

138. Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provide:

(a) all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for the purposes of this Article as paid up on the share; and App.3.para.3(1)

(b) all dividends shall be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.

139. The Board may from time to time pay to the Members such interim dividends as appear to the Board to be justified by the profits of the Company and in particular (but without prejudice to the generality of the foregoing) if at any time the share capital of the Company is divided into different classes, the Board may pay such interim dividends in respect of those shares in the capital of the Company which confer on the holders thereof deferred or non-preferential rights as well as in respect of those shares which confer on the holders thereof preferential rights with regard to dividend and provided that the Board acts bona fide the Board shall not incur any responsibility to the holders of shares conferring any preference for any damage that they may suffer by reason of the payment of an interim dividend on any shares having deferred or non-preferential rights and may also pay any fixed dividend which is payable on any shares of the Company half-yearly or on any other dates, whenever such profits, in the opinion of the Board, justifies such payment.

140. The Board may deduct from any dividend or other moneys payable to a Member by the Company on or in respect of any shares all sums of money (if any) presently payable by him to the Company on account of calls or otherwise.

141. No dividend or other moneys payable by the Company on or in respect of any share shall bear interest against the Company.

142. Any dividend, interest or other sum payable in cash to the holder of shares may be paid by cheque or warrant sent through the post addressed to the holder at his registered address or, in the case of joint holders, addressed to the holder whose name stands first in the Register in respect of the shares at his address as appearing in the Register or addressed to such person and at such address as the holder or joint holders may in writing direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the Register in respect of such shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company notwithstanding that it may subsequently appear that the same has been stolen or that any endorsement thereon has been forged. Any one of two or more joint holders may give effectual receipts for any dividends or other moneys payable or property distributable in respect of the shares held by such joint holders.

143. All dividends or bonuses unclaimed for one (1) year after having been declared App.3.para.3(2)

may be invested or otherwise made use of by the Board for the benefit of the Company until claimed. Any dividend or bonuses unclaimed after a period of six (6) years from the date of declaration shall be forfeited and shall revert to the Company. The payment by the Board of any unclaimed dividend or other sums payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof.

144. Whenever the Board or the Company in general meeting has resolved that a dividend be paid or declared, the Board may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind and in particular of paid up shares, debentures or warrants to subscribe securities of the Company or any other company, or in any one or more of such ways, and where any difficulty arises in regard to the distribution the Board may settle the same as it thinks expedient, and in particular may issue certificates in respect of fractions of shares, disregard fractional entitlements or round the same up or down, and may fix the value for distribution of such specific assets, or any part thereof, and may determine that cash payments shall be made to any Members upon the footing of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as may seem expedient to the Board and may appoint any person to sign any requisite instruments of transfer and other documents on behalf of the persons entitled to the dividend, and such appointment shall be effective and binding on the Members. The Board may resolve that no such assets shall be made available to Members with registered addresses in any particular territory or territories where, in the absence of a registration statement or other special formalities, such distribution of assets would or might, in the opinion of the Board, be unlawful or impracticable and in such event the only entitlement of the Members aforesaid shall be to receive cash payments as aforesaid. Members affected as a result of the foregoing sentence shall not be or be deemed to be a separate class of Members for any purpose whatsoever.

145. (1) Whenever the Board or the Company in general meeting has resolved that a dividend be paid or declared on any class of the share capital of the Company, the Board may further resolve either:

(a) that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that the Members entitled thereto will be entitled to elect to receive such dividend (or part thereof if the Board so determines) in cash in lieu of such allotment. In such case, the following provisions shall apply:

(i) the basis of any such allotment shall be determined by the Board;

(ii) the Board, after determining the basis of allotment, shall give not less than two (2) weeks' Notice to the holders of the relevant shares of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(iii) the right of election may be exercised in respect of the whole or part of

that portion of the dividend in respect of which the right of election has been accorded; and

(iv) the dividend (or that part of the dividend to be satisfied by the allotment of shares as aforesaid) shall not be payable in cash on shares in respect whereof the cash election has not been duly exercised ("the non-elected shares") and in satisfaction thereof shares of the relevant class shall be allotted credited as fully paid up to the holders of the non-elected shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserves or other special account, share premium account, capital redemption reserve other than the Subscription Rights Reserve) as the Board may determine, such sum as may be required to pay up in full the appropriate number of shares of the relevant class for allotment and distribution to and amongst the holders of the non-elected shares on such basis; or

(b) that the Members entitled to such dividend shall be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as the Board may think fit. In such case, the following provisions shall apply:

(i) the basis of any such allotment shall be determined by the Board;

(ii) the Board, after determining the basis of allotment, shall give not less than two (2) weeks' Notice to the holders of the relevant shares of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(iii) the right of election may be exercised in respect of the whole or part of that portion of the dividend in respect of which the right of election has been accorded; and

(iv) the dividend (or that part of the dividend in respect of which a right of election has been accorded) shall not be payable in cash on shares in respect whereof the share election has been duly exercised ("the elected shares") and in lieu thereof shares of the relevant class shall be allotted credited as fully paid up to the holders of the elected shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserves or other special account, share premium account, capital redemption reserve other than the Subscription Rights Reserve) as the Board may determine, such sum as may be required to pay up in full the

appropriate number of shares of the relevant class for allotment and distribution to and amongst the holders of the elected shares on such basis.

(2) (a) The shares allotted pursuant to the provisions of paragraph (1) of this Article shall rank pari passu in all respects with shares of the same class (if any) then in issue save only as regards participation in the relevant dividend or in any other distributions, bonuses or rights paid, made, declared or announced prior to or contemporaneously with the payment or declaration of the relevant dividend unless, contemporaneously with the announcement by the Board of their proposal to apply the provisions of sub-paragraph (a) or (b) of paragraph (2) of this Article in relation to the relevant dividend or contemporaneously with their announcement of the distribution, bonus or rights in question, the Board shall specify that the shares to be allotted pursuant to the provisions of paragraph (1) of this Article shall rank for participation in such distribution, bonus or rights.

(b) The Board may do all acts and things considered necessary or expedient to give effect to any capitalisation pursuant to the provisions of paragraph (1) of this Article, with full power to the Board to make such provisions as it thinks fit in the case of shares becoming distributable in fractions (including provisions whereby, in whole or in part, fractional entitlements are aggregated and sold and the net proceeds distributed to those entitled, or are disregarded or rounded up or down or whereby the benefit of fractional entitlements accrues to the Company rather than to the Members concerned). The Board may authorise any person to enter into on behalf of all Members interested, an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made pursuant to such authority shall be effective and binding on all concerned.

(3) The Company may upon the recommendation of the Board by ordinary resolution resolve in respect of any one particular dividend of the Company that notwithstanding the provisions of paragraph (1) of this Article a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to shareholders to elect to receive such dividend in cash in lieu of such allotment.

(4) The Board may on any occasion determine that rights of election and the allotment of shares under paragraph (1) of this Article shall not be made available or made to any shareholders with registered addresses in any territory where, in the absence of a registration statement or other special formalities, the circulation of an offer of such rights of election or the allotment of shares would or might, in the opinion of the Board, be unlawful or impracticable, and in such event the provisions aforesaid shall be read and construed subject to such determination. Members affected as a result of the foregoing sentence shall not be or be deemed to be a separate class of Members for any purpose whatsoever.

(5) Any resolution declaring a dividend on shares of any class, whether a resolution of the Company in general meeting or a resolution of the Board, may specify that the same shall be payable or distributable to the persons registered as the holders of such shares at the close of business on a particular date, notwithstanding that it may be a date prior to that on which the resolution is passed, and thereupon the dividend shall be payable or distributable to them in accordance with their respective holdings so registered, but without prejudice to the rights inter se in respect of such dividend of transferors and transferees of any such shares. The provisions of this Article shall mutatis mutandis apply to bonuses, capitalisation issues, distributions of realised capital profits or offers or grants made by the Company to the Members.

RESERVES

146. (1) The Board shall establish an account to be called the share premium account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any share in the Company. Unless otherwise provided by the provisions of these Articles, the Board may apply the share premium account in any manner permitted by the Law. The Company shall at all times comply with the provisions of the Law in relation to the share premium account.

(2) Before recommending any dividend, the Board may set aside out of the profits of the Company such sums as it determines as reserves which shall, at the discretion of the Board, be applicable for any purpose to which the profits of the Company may be properly applied and pending such application may, also at such discretion, either be employed in the business of the Company or be invested in such investments as the Board may from time to time think fit and so that it shall not be necessary to keep any investments constituting the reserve or reserves separate or distinct from any other investments of the Company. The Board may also without placing the same to reserve carry forward any profits which it may think prudent not to distribute.

CAPITALISATION

147. The Company may, upon the recommendation of the Board, at any time and from time to time pass an ordinary resolution to the effect that it is desirable to capitalise all or any part of any amount for the time being standing to the credit of any reserve or fund (including a share premium account and capital redemption reserve and the profit and loss account) whether or not the same is available for distribution and accordingly that such amount be set free for distribution among the Members or any class of Members who would be entitled thereto if it were distributed by way of dividend and in the same proportions, on the footing that the same is not paid in cash but is applied either in or towards paying up the amounts for the time being unpaid on any shares in the Company held by such Members respectively or in paying up in full unissued shares, debentures or other obligations of the Company, to be allotted and distributed credited as fully paid up among such Members, or partly in one way and partly in the other, and the Board shall give effect to such resolution provided that, for the purposes of this Article, a share premium account and any capital redemption reserve or fund representing unrealised profits, may be applied only in paying up in full unissued shares of the

Company to be allotted to such Members credited as fully paid.

148. The Board may settle, as it considers appropriate, any difficulty arising in regard to any distribution under the last preceding Article and in particular may issue certificates in respect of fractions of shares or authorise any person to sell and transfer any fractions or may resolve that the distribution should be as nearly as may be practicable in the correct proportion but not exactly so or may ignore fractions altogether, and may determine that cash payments shall be made to any Members in order to adjust the rights of all parties, as may seem expedient to the Board. The Board may appoint any person to sign on behalf of the persons entitled to participate in the distribution any contract necessary or desirable for giving effect thereto and such appointment shall be effective and binding upon the Members.

SUBSCRIPTION RIGHTS RESERVE

149. The following provisions shall have effect to the extent that they are not prohibited by and are in compliance with the Law:

(1) If, so long as any of the rights attached to any warrants issued by the Company to subscribe for shares of the Company shall remain exercisable, the Company does any act or engages in any transaction which, as a result of any adjustments to the subscription price in accordance with the provisions of the conditions of the warrants, would reduce the subscription price to below the par value of a share, then the following provisions shall apply:

(a) as from the date of such act or transaction the Company shall establish and thereafter (subject as provided in this Article) maintain in accordance with the provisions of this Article a reserve (the "Subscription Rights Reserve") the amount of which shall at no time be less than the sum which for the time being would be required to be capitalised and applied in paying up in full the nominal amount of the additional shares required to be issued and allotted credited as fully paid pursuant to sub- paragraph (c) below on the exercise in full of all the subscription rights outstanding and shall apply the Subscription Rights Reserve in paying up such additional shares in full as and when the same are allotted;

(b) the Subscription Rights Reserve shall not be used for any purpose other than that specified above unless all other reserves of the Company (other than share premium account) have been extinguished and will then only be used to make good losses of the Company if and so far as is required by law;

(c) upon the exercise of all or any of the subscription rights represented by any warrant, the relevant subscription rights shall be exercisable in respect of a nominal amount of shares equal to the amount in cash which the holder of such warrant is required to pay on exercise of the subscription rights represented thereby (or, as the case may be the relevant portion thereof in the event of a partial exercise of the subscription rights) and, in addition, there shall be allotted in respect of such subscription rights to the exercising warrantholder, credited as fully paid, such additional nominal amount of shares as is equal to the

difference between:

(i) the said amount in cash which the holder of such warrant is required to pay on exercise of the subscription rights represented thereby (or, as the case may be, the relevant portion thereof in the event of a partial exercise of the subscription rights); and

(ii) the nominal amount of shares in respect of which such subscription rights would have been exercisable having regard to the provisions of the conditions of the warrants, had it been possible for such subscription rights to represent the right to subscribe for shares at less than par and immediately upon such exercise so much of the sum standing to the credit of the Subscription Rights Reserve as is required to pay up in full such additional nominal amount of shares shall be capitalised and applied in paying up in full such additional nominal amount of shares which shall forthwith be allotted credited as fully paid to the exercising warrantholders; and

(d) if, upon the exercise of the subscription rights represented by any warrant, the amount standing to the credit of the Subscription Rights Reserve is not sufficient to pay up in full such additional nominal amount of shares equal to such difference as aforesaid to which the exercising warrantholder is entitled, the Board shall apply any profits or reserves then or thereafter becoming available (including, to the extent permitted by law, share premium account) for such purpose until such additional nominal amount of shares is paid up and allotted as aforesaid and until then no dividend or other distribution shall be paid or made on the fully paid shares of the Company then in issue. Pending such payment and allotment, the exercising warrantholder shall be issued by the Company with a certificate evidencing his right to the allotment of such additional nominal amount of shares. The rights represented by any such certificate shall be in registered form and shall be transferable in whole or in part in units of one share in the like manner as the shares for the time being are transferable, and the Company shall make such arrangements in relation to the maintenance of a register therefor and other matters in relation thereto as the Board may think fit and adequate particulars thereof shall be made known to each relevant exercising warrantholder upon the issue of such certificate.

(2) Shares allotted pursuant to the provisions of this Article shall rank pari passu in all respects with the other shares allotted on the relevant exercise of the subscription rights represented by the warrant concerned. Notwithstanding anything contained in paragraph (1) of this Article, no fraction of any share shall be allotted on exercise of the subscription rights.

(3) The provision of this Article as to the establishment and maintenance of the Subscription Rights Reserve shall not be altered or added to in any way which would vary or abrogate, or which would have the effect of varying or abrogating the provisions for the benefit of any warrantholder or class of warrantholders under this Article without the sanction of a special resolution of such warrantholders or class of warrantholders.

(4) A certificate or report by the auditors for the time being of the Company as to whether or not the Subscription Rights Reserve is required to be established and maintained and if so the amount thereof so required to be established and maintained, as to the purposes for which the Subscription Rights Reserve has been used, as to the extent to which it has been used to make good losses of the Company, as to the additional nominal amount of shares required to be allotted to exercising warrantholders credited as fully paid, and as to any other matter concerning the Subscription Rights Reserve shall (in the absence of manifest error) be conclusive and binding upon the Company and all warrantholders and shareholders.

ACCOUNTING RECORDS

150. The Board shall cause true accounts to be kept of the sums of money received and expended by the Company, and the matters in respect of which such receipt and expenditure take place, and of the property, assets, credits and liabilities of the Company and of all other matters required by the Law or necessary to give a true and fair view of the Company's affairs and to explain its transactions.

App.13B.para. 4(1)

151. The accounting records shall be kept at the Office or, at such other place or places as the Board decides and shall always be open to inspection by the Directors. No Member (other than a Director) shall have any right of inspecting any accounting record or book or document of the Company except as conferred by law or authorised by the Board or the Company in general meeting.

152. Subject to Article 153, a printed copy of the Directors' report, accompanied by the balance sheet and profit and loss account, including every document required by law to be annexed thereto, made up to the end of the applicable financial year and containing a summary of the assets and liabilities of the Company under convenient heads and a statement of income and expenditure, together with a copy of the Auditors' report, shall be sent to each person entitled thereto at least twenty-one (21) days before the date of the general meeting and laid before the Company at the annual general meeting held in accordance with Article 56 provided that this Article shall not require a copy of those documents to be sent to any person whose address the Company is not aware or to more than one of the joint holders of any shares or debentures.

App.3.para.5
App.13B.para. 3(3)
App.13B.para. 4(2)

153. Subject to due compliance with all applicable Statutes, rules and regulations, including, without limitation, the rules of the Designated Stock Exchange, and to obtaining all necessary consents, if any, required thereunder, the requirements of Article 152 shall be deemed satisfied in relation to any person by sending to the person in any manner not prohibited by the Statutes, a summary financial statement derived from the Company's annual accounts and the directors' report which shall be in the form and containing the information required by applicable laws and regulations, provided that any person who is otherwise entitled to the annual financial statements of the Company and the directors' report thereon may, if he so requires by notice in writing served on the Company, demand that the Company sends to him, in addition to a summary financial statement, a complete printed copy of the Company's annual financial statement and the directors' report thereon.

154. The requirement to send to a person referred to in Article 152 the documents referred to in that article or a summary financial report in accordance with Article 153 shall be deemed satisfied where, in accordance with all applicable Statutes, rules and regulations, including, without limitation, the rules of the Designated Stock Exchange, the Company publishes copies of the documents referred to in Article 152 and, if applicable, a summary financial report complying with Article 153, on the Company's computer network or in any other permitted manner (including by sending any form of electronic communication), and that person has agreed or is deemed to have agreed to treat the publication or receipt of such documents in such manner as discharging the Company's obligation to send to him a copy of such documents.

AUDIT

155. (1) At the annual general meeting or at a subsequent extraordinary general meeting in each year, the Members shall appoint an auditor to audit the accounts of the Company and such auditor shall hold office until the Members appoint another auditor. Such auditor may be a Member but no Director or officer or employee of the Company shall, during his continuance in office, be eligible to act as an auditor of the Company.

(2) A person, other than a retiring Auditor, shall not be capable of being appointed Auditor at an annual general meeting unless notice in writing of an intention to nominate that person to the office of Auditor has been given not less than fourteen (14) days before the annual general meeting and furthermore, the Company shall send a copy of any such notice to the retiring Auditor.

(3) The Members may, at any general meeting convened and held in accordance with these Articles, by special resolution remove the Auditor at any time before the expiration of his term of office and shall by ordinary resolution at that meeting appoint another Auditor in his stead for the remainder of his term.

156. Subject to the Law the accounts of the Company shall be audited at least once in every year.

App.13B.para. 4(2)

157. The remuneration of the Auditor shall be fixed by the Company in general meeting or in such manner as the Members may determine.

158. If the office of auditor becomes vacant by the resignation or death of the Auditor, or by his becoming incapable of acting by reason of illness or other disability at a time when his services are required, the Directors shall as soon as practicable convene an extraordinary general meeting to fill the vacancy.

159. The Auditor shall at all reasonable times have access to all books kept by the Company and to all accounts and vouchers relating thereto; and he may call on the Directors or officers of the Company for any information in their possession relating to the books or affairs of the Company.

160. The statement of income and expenditure and the balance sheet provided for by these Articles shall be examined by the Auditor and compared by him with the books, accounts and vouchers relating thereto; and he shall make a written report thereon stating whether such statement and balance sheet are drawn up so as to present fairly the financial position of the Company and the results of its operations for the period under review and, in case information shall have been called for from Directors or officers of the Company, whether the same has been furnished and has been satisfactory. The financial statements of the Company shall be audited by the Auditor in accordance with generally accepted auditing standards. The Auditor shall make a written report thereon in accordance with generally accepted auditing standards and the report of the Auditor shall be submitted to the Members in general meeting. The generally accepted auditing standards referred to herein may be those of a country or jurisdiction other than the Cayman Islands. If so, the financial statements and the report of the Auditor should disclose this act and name such country or jurisdiction.

NOTICES

161. Any Notice or document (including any "corporate communication" within the meaning ascribed thereto under the rules of the Designated Stock Exchange), whether or not, to be given or issued under these Articles from the Company to a Member shall be in writing or by cable, telex or facsimile transmission message or other form of electronic transmission or communication and any such Notice and document may be served or delivered by the Company on or to any Member either personally or by sending it through the post in a prepaid envelope addressed to such Member at his registered address as appearing in the Register or at any other address supplied by him to the Company for the purpose or, as the case may be, by transmitting it to any such address or transmitting it to any telex or facsimile transmission number or electronic number or address or website supplied by him to the Company for the giving of Notice to him or which the person transmitting the notice reasonably and bona fide believes at the relevant time will result in the Notice being duly received by the Member or may also be served by advertisement in appropriate newspapers in accordance with the requirements of the Designated Stock Exchange or, to the extent permitted by the applicable laws, by placing it on the Company's website and giving to the member a notice stating that the notice or other document is available there (a "notice of availability"). The notice of availability may be given to the Member by any of the means set out above. In the case of joint holders of a share all notices shall be given to that one of the joint holders whose name stands first in the Register and notice so given shall be deemed a sufficient service on or delivery to all the joint holders.

App.3.para.7(1)
App.3.para.7(2)
App.3.para.7(3)

162. Any Notice or other document:

(a) if served or delivered by post, shall where appropriate be sent by airmail and shall be deemed to have been served or delivered on the day following that on which the envelope containing the same, properly prepaid and addressed, is put into the post; in proving such service or delivery it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly addressed and put into the post and a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the

Board that the envelope or wrapper containing the notice or other document was so addressed and put into the post shall be conclusive evidence thereof;

(b) if sent by electronic communication, shall be deemed to be given on the day on which it is transmitted from the server of the Company or its agent. A notice placed on the Company's website is deemed given by the Company to a Member on the day following that on which a notice of availability is deemed served on the Member;

(c) if served or delivered in any other manner contemplated by these Articles, shall be deemed to have been served or delivered at the time of personal service or delivery or, as the case may be, at the time of the relevant despatch or transmission; and in proving such service or delivery a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board as to the act and time of such service, delivery, despatch or transmission shall be conclusive evidence thereof; and

(d) may be given to a Member either in the English language or the Chinese language, subject to due compliance with all applicable Statutes, rules and regulations.

163. (1) Any Notice or other document delivered or sent by post to or left at the registered address of any Member in pursuance of these Articles shall, notwithstanding that such Member is then dead or bankrupt or that any other event has occurred, and whether or not the Company has notice of the death or bankruptcy or other event, be deemed to have been duly served or delivered in respect of any share registered in the name of such Member as sole or joint holder unless his name shall, at the time of the service or delivery of the notice or document, have been removed from the Register as the holder of the share, and such service or delivery shall for all purposes be deemed a sufficient service or delivery of such Notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share.

(2) A notice may be given by the Company to the person entitled to a share in consequence of the death, mental disorder or bankruptcy of a Member by sending it through the post in a prepaid letter, envelope or wrapper addressed to him by name, or by the title of representative of the deceased, or trustee of the bankrupt, or by any like description, at the address, if any, supplied for the purpose by the person claiming to be so entitled, or (until such an address has been so supplied) by giving the notice in any manner in which the same might have been given if the death, mental disorder or bankruptcy had not occurred.

(3) Any person who by operation of law, transfer or other means whatsoever shall become entitled to any share shall be bound by every notice in respect of such share which prior to his name and address being entered on the Register shall have been duly given to the person from whom he derives his title to such share.

SIGNATURES

164. For the purposes of these Articles, a cable or telex or facsimile or electronic transmission message purporting to come from a holder of shares or, as the case may be, a Director or alternate Director, or, in the case of a corporation which is a holder of shares from a director or the secretary thereof or a duly appointed attorney or duly authorised representative thereof for it and on its behalf, shall in the absence of express evidence to the contrary available to the person relying thereon at the relevant time be deemed to be a document or instrument in writing signed by such holder or Director or alternate Director in the terms in which it is received.

WINDING UP

165. (1) The Board shall have power in the name and on behalf of the Company to present a petition to the court for the Company to be wound up.

(2) A resolution that the Company be wound up by the court or be wound up voluntarily shall be a special resolution.

166. (1) Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares (i) (if the Company shall be wound up and the assets available for distribution amongst the Members of the Company shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu amongst such members in proportion to the amount paid up on the shares held by them respectively and (ii) if the Company shall be wound up and the assets available for distribution amongst the Members as such shall be insufficient to repay the whole of the paid-up capital such assets shall be distributed so that, a nearly as may be, the losses shall be borne by the Members in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them respectively.

(2) If the Company shall be wound up (whether the liquidation is voluntary or by the court) the liquidator may, with the authority of a special resolution and any other sanction required by the Law, divide among the Members in specie or kind the whole or any part of the assets of the Company and whether or not the assets shall consist of properties of one kind or shall consist of properties to be divided as aforesaid of different kinds, and may for such purpose set such value as he deems fair upon any one or more class or classes of property and may determine how such division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of the Members as the liquidator with the like authority shall think fit, and the liquidation of the Company may be closed and the Company dissolved, but so that no contributory shall be compelled to accept any shares or other property in respect of which there is a liability.

(3) In the event of winding-up of the Company in Hong Kong, every Member of the Company who is not for the time being in Hong Kong shall be bound, within 14 days after the passing of an effective resolution to wind up the Company voluntarily, or the making of an

order for the winding-up of the Company, to serve notice in writing on the Company appointing some person resident in Hong Kong and stating that person's full name, address and occupation upon whom all summonses, notices, process, orders and judgements in relation to or under the winding-up of the Company may be served, and in default of such nomination the liquidator of the Company shall be at liberty on behalf of such Member to appoint some such person, and service upon any such appointee, whether appointed by the Member or the liquidator, shall be deemed to be good personal service on such Member for all purposes, and, where the liquidator makes any such appointment, he shall with all convenient speed give notice thereof to such Member by advertisement as he shall deem appropriate or by a registered letter sent through the post and addressed to such Member at his address as appearing in the register, and such notice shall be deemed to be service on the day following that on which the advertisement first appears or the letter is posted.

INDEMNITY

167. (1) The Directors, Secretary and other officers and every Auditor for the time being of the Company and the liquidator or trustees (if any) for the time being acting in relation to any of the affairs of the Company and everyone of them, and everyone of their heirs, executors and administrators, shall be indemnified and secured harmless out of the assets and profits of the Company from and against all actions, costs, charges, losses, damages and expenses which they or any of them, their or any of their heirs, executors or administrators, shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, in their respective offices or trusts; and none of them shall be answerable for the acts, receipts, neglects or defaults of the other or others of them or for joining in any receipts for the sake of conformity, or for any bankers or other persons with whom any moneys or effects belonging to the Company shall or may be lodged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any moneys of or belonging to the Company shall be placed out on or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts, or in relation thereto; PROVIDED THAT this indemnity shall not extend to any matter in respect of any fraud or dishonesty which may attach to any of said persons.

(2) Each Member agrees to waive any claim or right of action he might have, whether individually or by or in the right of the Company, against any Director on account of any action taken by such Director, or the failure of such Director to take any action in the performance of his duties with or for the Company; PROVIDED THAT such waiver shall not extend to any matter in respect of any fraud or dishonesty which may attach to such Director.

AMENDMENT TO MEMORANDUM AND ARTICLES OF ASSOCIATION AND NAME OF COMPANY

168. No Article shall be rescinded, altered or amended and no new Article shall be made until the same has been approved by a special resolution of the Members. A special resolution shall be required to alter the provisions of the Memorandum or to change the name of the Company.

App.13B.para.1

INFORMATION

169. No Member shall be entitled to require discovery of or any information respecting any detail of the Company's trading or any matter which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Directors it will be inexpedient in the interests of the members of the Company to communicate to the public.